FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: **January 2008**

Commission File Number: 01-15016

MDS

MDS INC.
(Translation of registrant's name into English)

2700 Matheson Blvd. East, Suite 300, West Tower
Mississauga, Ontario Canada L4W 4V9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F......... Form 40-F....X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ..... No ...X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDS INC.

Date: **January 29, 2008**

By: ______________________
Peter E. Brent
Title: Senior Vice-President, Legal and Corporate Secretary

Documents Included as Part of this report:

No.	Document
1.	MDS Inc. - Notice of Annual Meeting and Management Proxy Circular
2.	MDS Inc. - Proxy Form
3.	Printer Friendly Version of MDS Inc. Annual Report
4	Printer Friendly Version of MDS Inc. - Notice of Annual Meeting and Management Proxy Circular

2007 Annual Report

A world of difference

MDS
Science advancing health

Business Segments

MDS Analytical Technologies



- A global leader providing innovative tools for life sciences research and drug discovery and development
- Sciex brand offers proven market leadership in mass spectrometry
- Molecular Devices brand is the gold standard in high-performance bioanalytical measurement systems

Market Size	**$6 billion**
Market Growth	**6%–10%**

2007 Net Revenue
$352 million


31%

of total revenues

Market Segments

- Life Sciences Mass Spectrometers
- Drug Discovery
- BioResearch

Key 2007 Achievements and Improvements

- Acquired and integrated Molecular Devices
- Continued migration of manufacturing and supply chain to Asia
- Launched seven new innovative products including
  - AquaMax® family of microplate washers
  - New food safety test method
  - MetaMorph® ICS Confocal Microscope for live cell and functional imaging
  - Cliquid™ Drug Screen and Quant Software with improved accuracy for screening drugs of abuse
  - FlashQuant™, new mass spectrometer workstation introduces 25-fold increase in speed for drug screening

Key 2008 Priorities

- Accelerate introduction of new technologies through add-on acquisitions and technology in-licencing
- Continue to increase share of existing markets through product development
- Enhance our global representation by expanding our direct and indirect sales and support in Europe and Asia
- Expand Asian manufacturing and supply chain capabilities
- Roll out new MDS Analytical Technologies brand

MDS Nordion



- A global leader in supplying medical isotopes for molecular imaging
- Leading provider of sterilization technologies for disease prevention and radiotherapeutics for targeted cancer treatments
- A global leader in contract manufacturing for the radiotherapeutics industry

Market Size	**$4 billion**
Market Growth	**5%–7%**

2007 Net Revenue
$290 million


26%

of total revenues

Market Segments

- Medical Imaging Isotopes
- Radiotherapeutic Products
- Sterilization Technologies

Key 2007 Achievements and Improvements

- Expanded operations in Fleurus, Belgium to grow demand for Glucotrace® imaging agent
- Established four European Centres of Excellence for TheraSphere®, a liver cancer treatment
- Signed agreement with Avid Radiopharmaceuticals Inc. to develop new imaging agent for Alzheimer's disease
- Signed expanded contract with Rosenergoatom to grow sterilization business

Key 2008 Priorities

- Expand existing product offerings into new global markets
- Drive growth through customer-focused initiatives, development collaborations and strategic acquisitions
- Establish lead as innovator in molecular medicine to enable personalized medicine
- Continue application of LeanSigma tools to drive efficiency across operations

MDS Pharma Services



- A global leader in delivering high-quality on-time contract research services at each stage of the drug discovery and development process
- Value-added services help to bring new drugs to market safely and efficiently

Market Size	**$15 billion**
Market Growth	**10%–13%**

2007 Net Revenue
$477 million


43%

of total revenues

Market Segments

- Early-Stage
- Late-Stage

Key 2007 Achievements and Improvements

- Significant progress in resolution of FDA efforts in Montreal
- Top-graded 35 positions (50%) in the top two layers of the leadership team
- Increased 2007 adjusted EBITDA by $32 million and improved productivity (revenue per headcount) by 17%
- Streamlined global footprint and headcount to deliver $30 million annual savings in 2008

Key 2008 Priorities

- Capture emerging biotech opportunities with expanded Development & Regulatory Services team
- Expand service offerings, through Phoenix clinic expansion, Phase IIa services, immunogenicity testing and focused therapeutic area initiatives
- Fully upgrade and integrate global sales efforts
- Drive productivity and continue to strengthen quality management systems through targeted LeanSigma initiatives and customer-facing IT investments
- Roll out new brand strategy

2007 Quick Facts

- → **US$1.1 billion** net revenues
- → **17%** net revenue growth
- → **88%** EBITDA growth
- → End market growth of **7%–10%**
- → **5,500** employees
- → Broad global reach
  - Operations in **29** countries
  - Distribution to **82** countries
- → Listed on **TSX** and **NYSE**
- → 72% of institutional shares held outside of Canada

A world of opportunity

MDS is a global life sciences company

that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of analytical instruments, medical isotopes for molecular imaging, radiotherapeutics and medical devices and pharmaceutical contract research.

MDS Global Presence





Employees
by geography

☐ Canada	35%
☐ United States	29%
■ Europe	28%
☐ Asia	7%
☐ Rest of World	1%



Revenues
by geography

☐ United States	47%
■ Europe	27%
☐ Canada	12%
☐ Asia	9%
☐ Rest of World	5%



Revenues
by client type

☐ Pharma/Biotech	66%
☐ Industry & Other	26%
☐ Government/ Academia	8%



Revenues
by offering

☐ Services	50%
☐ Instruments	26%
■ Reagents & Consumables	24%

All dollar figures in this report are in US funds, unless otherwise stated.

2007 Financial Highlights

Years ended October 31 (millions of US dollars, except EPS)		2007		2006	% Change
FINANCIAL RESULTS[1]					
Net revenue					
MDS Analytical Technologies	$	**352**	$	202	74%
MDS Nordion	$	**290**	$	295	(2%)
MDS Pharma Services	$	**477**	$	458	4%
	$	**1,119**	$	955	17%
Adjusted EBITDA[2]	$	**145**	$	77	88%
Operating loss	$	**(108)**	$	(56)	(93%)
EPS					
Adjusted[2]	$	**0.34**	$	0.17	100%
As reported	$	**(0.25)**	$	0.15	n/m
Cash from continuing operating activities	$	**178**	$	25	612%
Capital expenditures	$	**71**	$	51	39%
FINANCIAL POSITION					
Cash, cash equivalents and short-term investments	$	**337**	$	382	(12%)
Total assets	$	**3,018**	$	2,343	29%
Net debt	$	**47**	$	12	292%
Shareholders' equity	$	**1,897**	$	1,354	40%

1 From continuing operations, except where noted
2 Excluding restructuring and other items

Over the past three years, our net revenues have grown at a compound annual growth rate of 12%, due primarily to the acquisition of Molecular Devices this year.

12% **CAGR**

Three-year net revenue growth
(in millions of dollars)



887
955
1,119
2005
2006
2007

There is a world of difference at MDS since we embarked on a bold new course two years ago.

more **global** than ever, with growing footprints and opportunities in growing geographic markets

three strong platforms in growth areas of life sciences are leveraging our strength in those markets

building a culture of **innovation** and excellence

stronger, leaner, more competitive

A world of
difference

strengthened **leadership** on a global basis

world-class operations in key global markets

moving boldly, driving growth – organically and through **strategic acquisitions**

John T. Mayberry
Chairman

A stronger MDS for a different world



There is indeed a world of difference at MDS, with profound changes since I became Chairman in 2004. At that time, MDS was known primarily as Canada's largest diagnostic laboratory company and required clearer focus. Today, MDS is a major global life sciences company, focused, strong, innovative, and moving forward with confidence. It's a different world, and it is tremendously exciting. The difference the Board has seen reflects the vision, commitment and decisive action of the management team and people of MDS, under the leadership of CEO Stephen DeFalco. Two years ago, Stephen and his team charted out the bold new course that has led to the rationalization of MDS's businesses into three strong growth platforms, expanded our global reach and fuelled a high-performance culture.

In fiscal 2007, we saw an impressive acceleration of this strategic course, as MDS completed the sale of the laboratory services business and launched MDS Analytical Technologies with the acquisition of Molecular Devices, the largest acquisition in the Company's history. With every step forward, MDS has become better equipped to compete and prosper in the high-growth markets of global life sciences. What is particularly important and impressive is that this has been achieved without sacrificing the commitment to people and values for which MDS has always been known. People take pride in being part of an organization that lives its values. I take pride in being associated with this Company.

The journey is not over yet, but the difference is already abundantly clear and the Board fully supports management in its ambitious strategy, now well underway, to deliver superior value to our shareholders. In a changing world and a global industry with vast potential, MDS is on course and moving forward.



John T. Mayberry
Chairman

Stephen P. DeFalco
President and
Chief Executive Officer

Driving growth as a global life sciences company

"If you look at what has happened in the last two years, MDS has emerged as a truly global life sciences pure play – an exciting new platform for growth with a whole new world of opportunity."



It is an exciting time at MDS, as we see the impact of the strategies we have been pursuing, and the world of difference we have already achieved.

By any measure, 2007 was a year of major events and significant achievements in the history of MDS. In executing our strategies to make MDS a stronger and more competitive global life sciences company, we completed the largest divestiture in the Company's history, followed by the biggest acquisition. These two events had a profound impact on the shape, identity and business focus of MDS.

The divestiture was the sale of MDS Diagnostic Services, an exceptional laboratory business which was the founding business of MDS. This domestic business did not fit in the life sciences markets where we saw the greatest going forward opportunities. To unlock the true value and potential of MDS, it was time to move forward on the world stage.

With the divestiture of the lab business, we completed our plan of focusing MDS on our three platforms, which are all significant players in the global life sciences market. We also generated considerable proceeds. In fact, the value of the transaction, at $1.3 billion, well exceeded expectations for the sale of the business. This enabled us to return value to shareholders through a $500 million share buy-back while providing substantial investment capital to build on our platforms and accelerate MDS growth.

Making a difference with our first major acquisition

We did exactly what we said we were going to do and moved decisively with our first major acquisition – Molecular Devices Corporation. Combined with MDS Sciex, Molecular Devices is now part of MDS Analytical Technologies, an exceptionally strong global platform.

This transaction has been highly significant for MDS. It reveals much more than simply doubling the size and clout of one of our platforms. It reflects our ambition of turning our niche leaders into more powerful, more global platforms for growth. It is more than an opportunity for synergies and increased revenues. The acquisition of Molecular Devices effectively demonstrates our strategies in action, taking them from concept into reality. In fact, it drives

MDS Investment Thesis: A different company

- $1.1 billion global life sciences company with three strong leading platforms in attractive markets.
- Strong management with a proven track record of execution.
- Customer-focused and performance-driven culture; provider of innovative, high-quality products and services.
- Appropriate balance of operating improvement, growth and investment.

home all three themes we explore later in this report: it has created a world of difference, moving our analytical technologies business – and MDS – dramatically ahead in terms of globalization, innovation and operational excellence.

With Molecular Devices, MDS Analytical Technologies has become more **global** than ever – bringing with it offices and operations in key markets beyond North America, a global customer-facing sales and marketing force, which we have kept intact, and an increased footprint in Asia, where we will be able to move more of our manufacturing operations. As well, we can leverage our growing presence in Asia, Europe and South America to support our other platforms and global activities.

From the perspective of **innovation**, our MDS Analytical Technologies business now has a formidable combined portfolio of more than 392 patents, and a far broader and deeper product pipeline. This pipeline is highly technical and research focused – for the business as a whole, we will see $70 million in R&D spending in the year ahead. These investments in technology will significantly increase our ability to create innovative new products for our customers.

From the **operational performance** viewpoint, we have gained a first class operation, state-of-the-art facilities, international sales and support capabilities, a broader customer base, a deeper talent pool, and a more diversified product range – with the ability to offer existing customers a richer range of solutions.

In short, the Molecular Devices acquisition was the perfect strategic fit for MDS. The acquisition closed in the second quarter, and the MDS Analytical Technologies leadership team, led by Andy Boorn, has done an outstanding job in leading the integration process, which has been remarkably seamless, and in proceeding with their plans to build and enhance the platform.

Progress across the platforms

While highly significant, the transformation of our MDS Analytical Technologies platform was just one milestone in an eventful year. All three platforms made solid progress in pursuit of their goals and strategies.

Within **MDS Analytical Technologies**, Sciex had a positive year with record profitability and a positive year in executing its R&D agenda with new generation products to advance research and enhance client testing standards. Furthermore, we saw the continued success of the Applied Biosystems | MDS Sciex joint venture, with the unveiling of FlashQuant™ – an innovative, first-in-the-world mass spectrometer platform designed to accelerate the drug screening process.

MDS Nordion, under the leadership of Steve West, delivered solid performance in 2007, while launching a range of initiatives and partnerships and broadening markets and operations in Europe and Asia. To this end, MDS Nordion established four Centres of Excellence in Europe for TheraSphere®, our innovative liver cancer treatment. Located in Spain, France, Germany and Italy, these centres will serve to train and educate oncology professionals in the use of this highly promising treatment. MDS Nordion also made a major investment in expanding our production facility in Fleurus, Belgium, for molecular imaging agent, Glucotrace® used in the diagnosis and staging of cancer.

As we look ahead, we are seeing terrific opportunities in our molecular imaging business. MDS Nordion has joined with the University of Ottawa Heart Institute to establish a Molecular Imaging Centre of Excellence to advance research in cardiology. As well, we signed a collaborative deal with Avid Pharmaceuticals to support clinical trials of novel radiopharmaceuticals in the diagnosis and monitoring of Alzheimer's disease. MDS Nordion is at the leading edge of personalized medicine.

We have already achieved a world of difference by many measures. Truly we are really just getting started tapping the potential of the new MDS.

At **MDS Pharma Services**, we saw an impressive turnaround in profitability and significant progress in closing the chapter on the FDA review in 2007. Dealing with the review comprehensively absorbed considerable time, resources and management focus, and impacted our financial results. David Spaight and his leadership team have made considerable progress in rebuilding and focusing this business into a stronger and more viable platform in a hugely attractive growth market.

This team has launched a strategic plan to become the industry leader in quality, compliance and customer service – a plan expressed by MDS Pharma Services' new brand promise, "*to deliver high-quality services on-time.*" This responds to our clients' pressing need to move drugs to market quickly and efficiently.

The brand promise has been supported by significant action and execution. MDS Pharma Services made major investments in growth in 2007. We completed the 300-bed expansion in Phoenix for our Phase I business. We overhauled the information systems for our pre-clinical and central lab business, providing an opportunity to expedite client processes innovatively. As well, with an eye to the future, MDS Pharma Services enhanced its global positioning, expanding its central lab in Beijing to meet the increasing demands from pharmaceutical and biotech companies conducting clinical trials in China. From an operational efficiency perspective, MDS Pharma Services has more than 100 LeanSigma projects in process – many of which are focused on reducing cycle times.

All the achievements in pursuit of our strategies have set the stage for growth and value creation. MDS Pharma Services has delivered steady performance improvement throughout 2007. We intend to continue to drive further expansion of the EBITDA margins in this business in the year ahead.

From the company's overall progress of 2007, we are much closer to our goal of moving forward as a leader in global life sciences. We are more global, we have been attracting top talent, and operational performance has been improving steadily.

Ongoing focus

Driving forward, we are planning to accelerate growth, with a target of about 50% from organic growth and 50% from acquisitions to build our three existing platforms. Leaders of our three businesses have been given the mandate, support, latitude, investments and resources to drive operational excellence and execute growth strategies. We are focused on these platforms, and we aim to stay focused. These are strong platforms in great markets, with an exceptionally rich set of global opportunities.

The report following my message will outline our priorities and the reason for our confidence. As we move forward, we will sharpen our focus on globalization, innovation and operational excellence. With this focus, we have already achieved a world of difference, by many measures. We are really just getting started – there is much more ahead.

Stephen P. DeFalco
President and
Chief Executive Officer

Managing the difference



Stephen DeFalco
President and Chief
Executive Officer



Andy Boorn
President,
MDS Analytical Technologies



Tom Gernon
Executive Vice-President,
Information Technology, and
Chief Information Officer



Ken Horton
Executive Vice-President, Corporate
Development, and General Counsel



Sharon Mathers
Senior Vice-President, Investor Relations
and External Communications



Doug Prince
Executive Vice-President,
Finance, and Chief Financial Officer



Jim Reid
Executive Vice-President,
Global Human Resources



Dave Spaight
President,
MDS Pharma Services



Steve West
President,
MDS Nordion

A world of difference

⇑

globalization

+

innovation

+

operational excellence



A world of difference

Now (as at end of fiscal 2007)	**$1,119 million** Net revenue	**3** # of businesses	**65%** Proportion of employees (outside of Canada)	**72%** Proportion of global institutional shareholders (outside of Canada)
Then (as at end of fiscal 2004)	**$1,414 million***	**5**	**37%**	**2%**

* includes MDS Diagnostic Services and Source Medical



Measuring the difference: the changing dimensions of MDS

MDS has been evolving rapidly in pursuit of our strategies – here's the progress to date.

	Global revenues	European presence (# of offices)	Asian presence (# of offices)	Latin American presence (# of offices)	End market growth
Focused Global Life sciences company	88%	19	13	4	7%–10%
Diversified Canadian Health and life sciences company	64%	20	5	3	3%–5%

A different world

MDS is more global than ever, with expanding opportunities in the world's most rapidly growing markets.

globalization



"We are accelerating our ability to grow our businesses in key markets around the world. Our new central lab in Beijing is the latest in a series of strategic investments that we are making to meet the growing needs of the pharmaceutical and biotech market in Asia. On a global scale, we are continuing to monitor the markets in our industry for appropriate acquisition opportunities to expand our core businesses and enhance our capabilities to serve the needs of our customers."

Did You Know...



MDS Analytical Technologies has transferred the manufacturing of five key product lines to Shanghai and Singapore to take advantage of global cost savings and capabilities.



MDS Nordion's innovative cancer treatment, TheraSphere®, has been used to treat its first patients in India as it continues to expand its reach in global markets.



MDS Pharma Services has had a central lab presence in China for more than 10 years, longer than any competitor, and recently increased its Beijing central lab operation testing capacity five-fold.

We have seen revolutionary changes in the world of life sciences – not just in the assets and operations of MDS, but in our markets, in the dynamics of our industry, in our clients' operations and in our opportunities.

Since the beginning of this decade, we have noted the changing trends on a global basis. The major driver from the MDS perspective has been the accelerating global expansion of our clients, the world's leading pharmaceutical and biotech companies.

Very significant now is the growing importance of markets beyond North America. We have built our presence outside Canada, but the majority of our expansion has been in the United States. While the US remains the world's largest consumer of health care and life sciences products, there are worlds of opportunity for all of our businesses in key emerging and developed markets around the globe.

Asia is the next frontier in life sciences – particularly China and India. Each has become increasingly important to the supply chain, with growing industrial infrastructure and lower-cost, highly skilled labour. India has focused on health care and medical services as a key sector. Both countries have growing pharmaceutical and biotechnical industries, which are potential customers and partners for MDS. Both have vast populations, which means a wealth of patient populations for clinical trials. And both have an emerging consumer class, promising strong markets for our clients' products. As a result, Asia has become strategically vital to clients, and to MDS.

To support growth in Asia and to achieve global leadership in our businesses, we have been pursuing a number of strategies.

In our MDS Pharma Services business, we responded to the needs of global clients with our new, state-of-the-art facility in Phoenix and our growing operations in Europe. We are looking further afield to meet client demand for new patient populations. Central and South America are highly promising in this respect – as well as China, where we recently moved to a new and expanded central lab facility in Beijing.

With MDS Nordion, we have been building momentum in Europe, with expanded production facilities in Belgium, and new Centres of Excellence in Spain, Italy, Germany and France.

The acquisition of Molecular Devices has made MDS Analytical Technologies a more global company. On the manufacturing front, we have taken a huge step forward with the facilities we gained in Asia, where we have been transferring more of our manufacturing and supply chain activities; in fact, over half of our mass spectrometer production is now located there. That is a major shift in a matter of months.

As well, we gained a global sales and support network with the acquisition, greatly expanding our reach in Asia and in other key markets, and positioning us to forge stronger relationships with regional and global clients. That has positive implications for all three of our platforms, as we leverage our growing global footprint. To that end, we have been stepping up our talent management and recruitment efforts on a global basis. To attract the best and the brightest and cultivate creativity and innovative thinking, we are promoting the "MDS Advantage," our employee value proposition, to establish MDS as the employer of choice – around the world.

In this different world in which we operate, MDS is pursuing opportunities for our platforms across Asia and other high-potential global markets.

Doing things differently

Driving innovation We are leveraging our strength and building a culture of innovation excellence.

innovation



"We have collaborated with MDS Nordion to establish a world-class Molecular Imaging Centre of Excellence where we will combine innovative technology and our global research resources to make a difference in the lives of cardiac patients. We will use the latest imaging techniques to track changes at the molecular level in the body that we expect will lead to significant discoveries that advance earlier detection and new treatments for heart disease."

Dr. Terrence Ruddy
Chief of Cardiology, University of Ottawa Heart Institute

Did You Know...



MDS Analytical Technologies' Cliquid™ Drug Screen and Quant Software enables faster delivery of results in rapid turn-around markets such as food safety and pesticide detection.



MDS Nordion, in collaboration with the University of Ottawa Heart Institute, is establishing a Molecular Imaging Centre of Excellence to advance cardiology research and drug development capabilities.

GCPj
AWARDS
WINNER 2007

MDS Pharma Services received a 2007 Good Clinical Practice Journal Award for successfully managing a 2,700 patient Phase III malaria study in eight countries across Asia and Africa.

Innovation is critical to global leadership at MDS. Our world is spinning more rapidly all the time. Technology changes, markets change, clients change – leadership means being ahead of the curve. Innovation requires the undertaking of risk and disciplined deployment of capital, but what has become increasingly evident in our industry is that a commitment to innovation is required to compete on a global scale.

We have a strong tradition of innovation within each of our platforms; what we must do is ensure that it remains pervasive throughout MDS. Innovation means different things to each of our businesses. It may mean partnering at MDS Nordion, new products at MDS Analytical Technologies and unique new customer-facing IT systems at MDS Pharma Services. It is not just about products and technical advances, but about finding different ways of doing things – better ways. It is about being flexible, creative and inviting of change.

To assist MDS in remaining a leader, we have been focused on creating a culture of innovation, right across our organization. Each one of our platforms has been establishing a roadmap and benchmarks for its innovation strategies, such as measuring success in revenues attributable to innovative products or services introduced within the past three years.

Research and development are vital, particularly with MDS Analytical Technologies, which remains at the leading edge of scientific instrumentation to accelerate clients' increasingly sophisticated drug discovery processes. Both Sciex and Molecular Devices have extensive and highly developed product pipelines – supported by combined R&D spending of $70 million. Eleven product launches in the past two years are a testament to the effectiveness of this intensive R&D focus.

MDS Nordion, which has been working effectively to institutionalize innovation, has looked at creative partnerships, such as the establishment of the Molecular Imaging Centre of Excellence – focused on cardiac research – with the University of Ottawa Heart Institute, and collaborative research agreements with Avid Radiopharmaceuticals, Inc., Bradmer Pharmaceuticals, Inc., and Molecular Insight Pharmaceuticals, Inc. to enable the development of novel diagnostic and therapeutic agents.

MDS Pharma Services has placed a priority on enabling and supporting the innovation and discovery processes of clients, by looking for ways of expediting trial and test procedures. Over 100 LeanSigma initiatives have been completed that reduce the time required to set up and complete studies, and MDS Pharma Services has focused on service delivery innovation with targeted IT development, while closely monitoring emerging trends such as micro-dosing.

We are supporting our platforms and employees around the world in their efforts to enhance and strengthen a culture of innovation. We are recognizing, rewarding and celebrating innovative thinking, by placing high value on intellectual capital, by striving to recruit creative and dynamic thinkers, and by communicating break-throughs, benchmarks and best practices.

The strength of our commitment to innovation and to advancing life sciences is reflected in the importance we place on our newly created Scientific Advisory Board. This group of external advisors helps to steer our innovation efforts. They also serve to connect our R&D teams to leading external thinkers to create collaborations.

Building world-class operations

We have strengthened our leadership team around the world and we are stronger, leaner and more competitive.

operational excellence



"As we expand our IT operations globally, LeanSigma has proven to be a process improvement initiative that has exceeded expectations. LeanSigma reflects our company's commitment to operational excellence by putting the right processes in place at the outset of new IT projects. This approach helps us succeed in improving productivity, responding more effectively to our customers and saving millions of dollars in operating costs."

Did You Know...



MDS Analytical Technologies' manufacturing transitions have saved in excess of $4 million in material costs and 40%–50% in direct and indirect labour in F2007 alone.



MDS Nordion increased their production of a medical isotope used in cardiac imaging by over 40% in one month to satisfy a global shortage.



MDS Pharma Services' Bioanalytical team has achieved a better than 97% on-time delivery score through LeanSigma process improvement initiatives.

Success of our growth strategies rests on driving scale and leadership across our global businesses to allow them to compete effectively and meet the needs of our clients. To that end, in addition to building our businesses, we have been adding depth and strength to the Executive Management Team. During the year, Doug Prince joined us as Chief Financial Officer and is globalizing and enhancing our financial team to drive improved effectiveness.

We have been focused on profitable growth and delivering superior returns to shareholders. Success means improving margins by maximizing efficiency and productivity while, at the same time, maintaining a dynamic work environment and fostering a culture of innovation and creativity.

Across MDS, our key functions of Human Resources, Information Technology and Finance have been benchmarking their costs relative to our peers. HR has now achieved a world-class operational cost base, IT is well on its way, and Finance has unveiled an aggressive plan to follow suit.

In the past two years, across MDS, we have been building our LeanSigma capabilities, with a view to driving improved productivity and quality service. Each business has undertaken a number of projects that include major overhauls of key processes that drive customer satisfaction.

MDS Analytical Technologies has consolidated manufacturing by reducing our North American manufacturing footprint and aggressively expanding production in our lower-cost operations in Shanghai and Singapore. This migration has given us leverage in both material costs and increased labour efficiency.

MDS Nordion utilized LeanSigma initiatives successfully to optimize manufacturing of TheraSphere®, a liver cancer therapy – improving yields to expand output while reducing the number of separate batches required per week.

MDS Pharma Services completed a LeanSigma project, reducing the required lead time for bioanalysis method development by 40% from 10 weeks to six weeks.

In 2007, our LeanSigma initiatives, in combination with other productivity initiatives, drove $7 million in direct and indirect savings across MDS.

At MDS, all LeanSigma projects are directly linked to business goals. In 2008, MDS Analytical Technologies projects will apply LeanSigma to integrate Molecular Devices and Sciex processes and on closing process gaps to improve customer service. MDS Nordion is continuing with cost reduction and reliability initiatives, particularly in the radiopharmaceutical business, and concentrating on revenue generation and increasing the capacity of R&D resources to build a stronger platform for growth. MDS Pharma Services is using LeanSigma to make improvements in support of their "high-quality, on-time delivery" brand promise, and our global functions – Finance, IT and Human Resources – projects include improving global cash flow, the implementation of changes to key business systems, and the harmonization of HR policies and benefits.

We have been building leadership and depth throughout the organization and around the world. Momentum is building, and the world of opportunities we see is already materializing.

Making all the difference in the world

Breakthroughs in life sciences make all the difference in the world – bringing new hope to those struggling with disease, enhancing the quality of life and improving the lives of millions of people, everywhere, every day.



"Lung cancer is responsible for more deaths than breast, colon and prostate cancer combined. On a global scale, lung cancer causes 1.3 million deaths each year. The gift from MDS is an important catalyst that will ultimately help us to detect lung cancer earlier and save lives. Currently lung cancer survival rates are about 15%. With early detection, we are hopeful that we can increase survival to 70%–90%. This new funding will lead the way for other people to support research that will make a world of difference for lung cancer patients."

Dr. Stephen Lam
Head of Lung Cancer Programs, BC Cancer Agency

Did You Know...

RUN for a REASON
COUREZ pour une RAISON

MDS Nordion has been the title sponsor for the Ottawa Race Weekend's 5 & 10K events since 1986. Since 2000, MDS Nordion employees have raised **over $550,000 for The Ottawa Hospital**.



In 2007, MDS donated **over $2 million to cancer-related charities** and made an additional commitment of at least $600,000 over the next two years.



In 2007, we awarded the **Dr. William Anderson Memorial Award**, celebrating employee leadership in global humanitarian projects, to Louise Shirlow, who spent her sabbatical in Thailand, working with abused and neglected children.

At MDS, we are united behind our core purpose – to make a distinctive contribution to the health and well-being of people – and we strive to live our core values, on the job and off.

Making a difference on the job

We take great pride in the fact that what we achieve in our business operations can make all the difference in the world in the battle against disease. Our products and services enable physicians, researchers and pharmaceutical companies to constantly advance treatments, diagnoses and vital drugs.

Through MDS Pharma Services, we provide services to the pharmaceutical industry through every stage of drug development – helping to bring better and more effective drugs to market sooner and more affordably. Through MDS Nordion, we manufacture more than half of the world's medical isotopes – used for diagnosis, monitoring and treatment of cancer and other diseases. And through MDS Analytical Technologies, we manufacture equipment used by the pharmaceutical industry to develop safer and better drugs, faster.

By focusing on *globalization, innovation, and operational excellence*, we are able to make a growing contribution – a contribution we support through our corporate philanthropy and citizenship programs.

Making a difference in battling cancer

To optimize our contribution to health and well-being, we have focused our corporate donations and supportive programs in the battle against cancer as our major cause. The reasons are very straightforward – all our businesses are involved heavily with this battle, and all stakeholders of MDS have a personal stake in the quest.

Among the highlights of our corporate philanthropy and employee activities of 2007 is the identification of a global cancer agency that we could partner with in pursuit of our common cause – the *International Union Against Cancer (UICC)* – and we have embarked on a three-year sponsorship of their key projects. As well, we made two significant endowments to mark the sale of MDS Diagnostic Services – to the *BC Cancer Foundation* to support an early lung cancer detection and translational research program at the *BC Cancer Agency*, and *BC Children's Hospital Foundation* to support research into Huntington disease at the Centre for Molecular Medicine and Therapeutics at the Child & Family Research Institute.

Furthermore, we provided donations to numerous charitable organizations where MDS employees volunteer.

MDS Analytical Technologies sponsored an employee who climbed two mountains, raising funds for the Fred Hutchinson Cancer Research Center in Seattle, and launched a global "Walk Across MDS Analytical Technologies" employee event in support of various cancer charities.

MDS Nordion employees fundraised a record $65,000 for The Ottawa Hospital's cancer research programs through the MDS Nordion 5 & 10K Run. In addition, employees continued their support for the community by volunteering a day of service to 52 organizations.

MDS Pharma Services became a major sponsor of Alex's Lemonade Stand Foundation and its site locations will host lemonade stands in 2008, with proceeds directed to pediatric cancer research. And for the fourth year in a row it was an event sponsor of the Wellness Community of Philadelphia, which offers a wide menu of support services to people with cancer and their families.

Overseeing the difference



Paul Anderson



Bill Anderson



Stephen DeFalco



Bill Etherington



Bob Luba



Jim MacDonald



John Mayberry



Dick McCoy



Mary Mogford



Kathleen O'Neill



Nelson Sims

With the world of difference we have seen at MDS, strong governance, accountability and oversight by an experienced and independent Board of Directors is more important than ever. MDS has been at the forefront in establishing, maintaining and strengthening governance policies, which are detailed in our information circular and available online at www.mdsinc.com.

Following our major update of internal controls and financial reporting in fiscal 2006 to meet the requirements of the US Sarbanes-Oxley Act, we further strengthened governance in 2007 with the introduction of new Majority Voting and other governance practices, designed to protect all shareholders and provide the highest conduct standards for directors. As well, we amended our stock option plan, to align the interest of all shareholders with those of management.

We are confident that we have the tools in place to assist the Board in their work. However, the best policies and controls do not guarantee good governance. The conduct, engagement and quality of the directors, along with the accountability and oversight of management are critical.

At MDS, we have a Board of exceptional depth and strength, and our directors provide thorough oversight and good governance. Our Board continues to be independent of management, with members reflecting a breadth of management and industry experience that is vital to guide MDS in its growth in global markets.

Paul S. Anderson

Member of the Corporate Governance & Nominating Committee
Member of the Human Resources & Compensation Committee

Paul Anderson, 69, of Lansdale, PA, has served on the Board of the Company since 2003. Dr. Anderson is a Corporate Director having retired in 2002 after a 40-year career in the pharmaceutical industry. From 2001 to 2003, Dr. Anderson was Vice-President, Drug Discovery at Bristol-Myers Squibb. Dr. Anderson is also a director of Albany Molecular Research, is a member of the Chemical Heritage Foundation and is on the Board of Trustees of the Gordon Research Conferences.

William D. Anderson

Member of the Audit Committee

Bill Anderson, 58, of Toronto, ON, has served on the Board of the Company since February 2007. He is a Corporate Director, having retired in 2005 after serving 14 years with BCE Inc. From 2001 to 2004, Mr. Anderson was President of BCE Ventures and from 1997 to 2000 was Chief Financial Officer of BCE Inc. Mr. Anderson is also a director of TransAlta Corporation and Gildan Activewear Inc.

Stephen P. DeFalco

Stephen DeFalco, 46, of Toronto, ON, is the President and Chief Executive Officer of MDS Inc. Mr. DeFalco joined MDS from U.S. Genomics where he was Chairman and Chief Executive Officer. Prior to his role at U.S. Genomics, he served as President of PerkinElmer Instruments and Senior Vice-President of PerkinElmer Inc. Mr. DeFalco also held senior management positions at United Technologies and McKinsey & Company.

William A. Etherington

Chair of the Human Resources & Compensation Committee
Member of the Corporate Governance & Nominating Committee

Bill Etherington, 66, of Toronto, ON, has served on the Board of the Company since 2001. Mr. Etherington is Chairman, Canadian Imperial Bank of Commerce. Prior to 2001, Mr. Etherington was Senior Vice President & Group Executive, Sales & Distribution, IBM Corporation and Chairman, President and CEO, IBM World Trade Corporation. Mr. Etherington is also a director of Celestica Inc., Onex Corporation and SS&C Technologies, Inc., as well as a director of St. Michael's Hospital and a member of the President's Council, University of Western Ontario.

Robert W. Luba

Chair of the Audit Committee

Bob Luba, 65, of Toronto, ON, has served on the Board of the Company since 1996. Mr. Luba is President, Luba Financial Inc. Prior to 1994 he was President and CEO of Royal Bank Investment Management Inc., President of Crown Life Insurance Company and Senior Vice-President of John Labatt Limited. Mr. Luba is also a director of AIM Trimark Investments and Softchoice Corporation.

James S. A. MacDonald

Member of the Audit Committee

Jim MacDonald, 62, of Toronto, ON, was appointed to the Board in July 2005. Mr. MacDonald is Chairman and Managing Partner of Enterprise Capital Management Inc. Prior to 1997, Mr. MacDonald was Deputy Chairman of Scotia McLeod Inc., having joined a predecessor to that company in 1969. He is a director of Manitoba Telecom Inc. and Superior Plus Inc.

John T. Mayberry

Chairman

John Mayberry, 63, of Burlington, ON, has served on the Board of the Company since 2004. Mr. Mayberry is a Corporate Director. From 2002 to 2003, Mr. Mayberry was Chair of the Board and CEO of Dofasco Inc., and from 1993 to 2003 he was President and Chief Executive Officer of Dofasco Inc. Mr. Mayberry is also a director of Scotiabank.

Richard H. McCoy

Member of the Audit Committee
Member of the Corporate Governance & Nominating Committee

Dick McCoy, 65, of Toronto, ON, has served on the Board since January 2006. Mr. McCoy is a Corporate Director. He has been in the investment banking business for over 35 years. Prior to retiring in 2003, he was Vice-Chairman, Investment Banking at TD Securities Inc. Prior to joining TD Securities in May of 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities. Mr. McCoy also serves as a director of ACE Aviation Holdings Inc., Rothmans Inc., Uranium Participation Corporation, Gerdau Ameristeel Corp., Aberdeen Asia-Pacific Income Investment Company Limited, Jazz Air Income Fund and Pizza Pizza Royalty Income Fund.

Mary A. Mogford

Chair of the Corporate Governance & Nominating Committee
Member of the Environment, Health & Safety Committee
Member of the Human Resources & Compensation Committee

Mary Mogford, 63, of Newcastle, ON, has served on the Board of the Company since 1998. Ms. Mogford is a Corporate Director and a former Deputy Minister of Finance and Deputy Minister of Natural Resources for the Province of Ontario. Ms. Mogford is also a director of the Potash Corporation of Saskatchewan, the Institute of Corporate Directors (ICD) and the SickKids Foundation Board. Ms. Mogford was made a Fellow of the Institute of Corporate Directors in 2002 in recognition of her contribution to corporate governance in Canada and in 2004 she was one of the first directors accredited to the ICD/Rotman School of Management Directors Education Program.

Kathleen M. O'Neill

Member of the Audit Committee
Member of the Environment, Health & Safety Committee

Kathleen O'Neill, 54, of Toronto, ON, was an Executive Vice President with BMO Bank of Montreal until January 2005. Prior to joining BMO Bank of Montreal in 1994, Ms. O'Neill was a partner at PricewaterhouseCoopers. Ms. O'Neill is a Fellow of the Institute of Chartered Accountants of Ontario. She is a director of TSX Group Inc., Finning International Inc. and Canadian Tire Bank. Ms. O'Neill is Chair of St. Joseph's Health Centre Foundation and a past Chair of the Board of St. Joseph's Health Centre in Toronto. She is also active on several other non-profit boards. In 2005, Ms. O'Neill was accredited to the ICD/Rotman School of Management Directors Education Program.

Nelson M. Sims

Chair of the Environment, Health & Safety Committee
Member of the Human Resources & Compensation Committee

Nelson Sims, 60, of Key Largo, FL, has served on the Board of the Company since 2001. Mr. Sims was an Executive with Eli Lilly and Company for 28 years, prior to his retirement in 2001. His assignments included President of Eli Lilly Canada from 1991 to 1999. Mr. Sims was President and CEO of Novavax, Inc. from 2003 to 2005 and he has served as a Corporate Director and Consultant for several biotech companies. He currently serves on the board of Aastrom Biosciences, Inc.

Board of Directors

Paul S. Anderson[C, H]
William D. Anderson[A]
Stephen P. DeFalco
William A. Etherington[C, H]
Robert W. Luba[A]
James S. A. MacDonald[A]
John T. Mayberry[Chairman]
Richard H. McCoy[A, C]
Mary A. Mogford[C, E, H]
Kathleen M. O'Neill[A, E]
Nelson M. Sims[E, H]

[A] Audit Committee
[C] Corporate Governance & Nominating Committee
[E] Environment, Health & Safety Committee
[H] Human Resources & Compensation Committee

Executive Management Team

Stephen P. DeFalco
President and Chief Executive Officer

Andrew W. Boorn
President, MDS Analytical Technologies

Thomas E. Gernon
Executive Vice-President, Information Technology, and Chief Information Officer

Kenneth L. Horton
Executive Vice-President, Corporate Development, and General Counsel

Sharon M. Mathers
Senior Vice-President, Investor Relations and External Communications

Douglas S. Prince
Executive Vice-President, Finance, and Chief Financial Officer

James M. Reid
Executive Vice-President, Global Human Resources

David Spaight
President, MDS Pharma Services

Steven M. West
President, MDS Nordion

Mailing Address

2700 Matheson Blvd. East
Suite 300, West Tower
Mississauga, Ontario, Canada L4W 4V9
Telephone: 416-675-7661
Fax: 416-675-0688

Website Address

www.mdsinc.com

Transfer Agent and Registrar

CIBC Mellon Trust Company
Toronto, Ontario, Canada
Telephone: 1-800-387-0825
Answer Line: 416-643-5500
Email: inquiries@cibcmellon.com

Auditors

Ernst & Young LLP

MDS Stock Split History

1980 – September 17	2:1
1983 – July 13	2:1
1990 – March 10	2:1
1996 – November 15	2:1
2000 – September 26*	2:1

* stock dividend – same as stock split

Investor Information

Contact: Sharon Mathers,
Senior Vice-President, Investor Relations and External Communications
Telephone: 416-213-4721
Fax: 416-675-0688
Email: sharon.mathers@mdsinc.com

Legal Counsel

Fasken Martineau DuMoulin LLP

Stock Listing

MDS shares are listed on the TSX: MDS and NYSE: MDZ
MDS is part of the S&P/TSX 60 Index and the S&P/TSX Capped Health Care Index

MDS Annual Shareholders' Meeting

Shareholders are invited to attend the Company's Annual Meeting at 4:00 p.m., Thursday, March 6, 2008 at:

Design Exchange
234 Bay Street
Toronto, Ontario, Canada

Annual and Interim Reports

Current stock prices, financial reports, recent press releases and annual reports are accessible on the MDS website at **www.mdsinc.com** or at **MDS Shareholder Communication Service** at 1-888-MDS-7222.

Trademarks

The following are registered trademarks of MDS Inc. or its subsidiaries:

MDS
TheraSphere®
AquaMax®
MetaMorph®
Cliquid™
FlashQuant™
Glucotrace®

MDS Analytical Technologies markets its Sciex instruments under the brand names "Applied Biosystems I MDS Sciex" and "PerkinElmer Sciex" through its joint venture partners, Applied Biosystems, a business of Applera Corporation, and PerkinElmer, respectively.

We are always looking for ways to improve, and will make changes to each year's Annual Report based on feedback from our readers. Please feel free to comment by sending an email to **InvestorRelations@mdsinc.com.**

2007 Annual Report

Financial review

MDS

Science advancing health

MANAGEMENT'S DISCUSSION AND ANALYSIS

January 22, 2008

Following is management's discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the year ended October 31, 2007 and its financial position as at October 31, 2007. This MD&A should be read in conjunction with the audited consolidated financial statements and notes that follow. For additional information and details, readers are also referred to the unaudited quarterly financial statements and quarterly MD&A for 2007, the Company's Annual Information Form for 2007 (AIF), and the Company's Form 40-F, each of which is published separately and is available at www.mdsinc.com, at www.sedar.com, and at www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of MDS's current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current year to those of the preceding two fiscal years. We also provide analysis and commentary that we believe is required to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995. This document contains such statements, and we may make such statements in other filings with Canadian regulators or the United States Securities and Exchange Commission (SEC), in reports to shareholders or in other communications, including public presentations. These forward-looking statements include, among others, statements with respect to our objectives for 2008, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "optimistic", and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: management of operational risks; the strength of the Canadian and United States' economies and the economies of other countries in which we conduct business; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the impact of the movement of the US dollar relative to other currencies, particularly the Canadian dollar and the euro; changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; the impact of changes in laws, trade policies and regulations, and enforcement thereof; judicial judgments and legal proceedings; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; new accounting policies and guidelines that impact the methods we use to report our financial condition; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from natural disasters, public health emergencies, international conflicts and other developments including those relating to terrorism; and our success in anticipating and managing the foregoing risks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Use of non-GAAP measures

In addition to measures based on generally accepted accounting principles (GAAP) in this MD&A, we use terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (EBITDA); adjusted EBITDA margin; adjusted EPS; operating working capital; net revenue; and backlog. These terms are not defined by GAAP and our use of such terms or measurement of such items may vary from that of other companies. In addition, measurement of growth is not defined by GAAP and our use of these terms or measurement of these items may vary from that of other companies. Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile the non-GAAP measures used to amounts reported on the face of the consolidated financial statements. Our executive management team assesses the performance of our businesses based on a review of results comprising GAAP measures and these non-GAAP measures. We also report on our performance to the Company's Board of Directors based on these GAAP and non-GAAP measures. In addition, adjusted EBITDA and operating working capital are the primary metrics for our annual incentive compensation plan for senior management. We provide this non-GAAP detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results, and can view our results through the eyes of management.

Substantially all of the products of the Sciex division of MDS Analytical Technologies are sold through two joint ventures. Under the terms of these joint ventures, we are entitled to a 50% share of the net earnings of the worldwide business that we conduct with our partners in these joint ventures. These earnings include a share of the profits generated by our partners that are paid to the joint ventures as profit sharing.

Under US GAAP, we report only our direct revenues from sales to the joint ventures. We also report our share of the profits of the joint ventures as equity earnings. We do not report our share of all end-user revenues, despite the fact that these revenues contribute substantially to our profitability. In order to provide readers with a better understanding of the drivers of profitability for the Sciex products of MDS Analytical Technologies, we report growth in end-user revenues as reported by our joint venture partners. This figure provides management and readers with additional information on the performance of our global business, including trends in customer demand and our performance relative to the overall market.

MDS Pharma Services measures and tracks contract backlog. Contract backlog is a non-GAAP measure that we define to include the amount of contract value associated with confirmed contracts that has not yet been recognized as net revenue. A confirmed contract is one for which the Company has received customer commitment in a manner that is customary for the type of contract involved. For large, long-term contracts, customer commitment is generally evidenced by the receipt of a signed contract or confirmation awarding the work to MDS. For smaller and short-term contracts, customer commitment may be documented in other ways, including email messages and oral confirmations. Only contracts for which such commitments have been received are included in backlog and the amount of backlog for these contracts is measured based on the net revenue that is expected to be earned by MDS under the contract terms. A contract is removed from backlog if the Company receives notice from the customer that the contract has been cancelled, indefinitely delayed, or reassigned to another service provider.

Amounts are in millions of United States (US) dollars, except per share amounts and where otherwise noted.

Adoption of US GAAP

Historically MDS prepared its consolidated financial statements in accordance with Canadian GAAP and provided a reconciliation to US GAAP. We have now adopted US GAAP effective with the reporting of our fiscal 2007 annual results as our primary reporting standard for our consolidated financial statements. We have adopted US GAAP to improve the comparability of our financial information with that of our competitors, the majority of whom are US-based multinational companies. The consolidated financial statements, including the related notes, and this MD&A have therefore been prepared based on US GAAP. All figures for prior years contained in these documents have been revised to reflect the adoption of US GAAP as our reporting standard. All financial statements and MD&A previously filed by the Company, including those filed for interim reporting purposes during 2007, were prepared under Canadian GAAP.

The adoption of US GAAP has the following significant impacts on the financial reports of MDS, the impact of which vary, year to year:

- Under Canadian GAAP, investments in joint ventures are accounted for using the proportionate consolidation method. The Company's proportionate share of the joint ventures in which it has an interest are added to the statements of financial position, operations, shareholders' equity, and cash flows on a line-by-line basis, and the Company's share of revenues, cost of sales, research and development (R&D) expenses and selling, general, and administration (SG&A) expenses associated with transactions with the joint venture are eliminated.

  US GAAP does not permit proportionate consolidation, and entities that are subject to joint ownership and control are considered to be significantly influenced and are accounted for by the equity method. Under US GAAP, the Company records its share of the net income of the joint venture on a single line of its consolidated statement of operations labeled "equity earnings" that is shown below income from operations.

  This change does not have an impact on net income; however, as a result of adopting US GAAP, the segment income statement for MDS Analytical Technologies reports lower revenues, lower expenses, limited income from operations, and substantial equity earnings.

- Under Canadian GAAP, the Company is required to defer and amortize R&D expenditures, provided certain criteria are met. MDS Analytical Technologies conducts a significant portion of the Company's R&D activities that qualify for capitalization under Canadian GAAP.

  Under US GAAP, all annual R&D expenditures are expensed as incurred. The impact of adopting US GAAP has been to reduce operating income and net income by an amount equal to the difference between the amount of R&D spending capitalized in a year and the amount of amortization recorded in a year related to R&D capitalized in prior years.

- Under Canadian GAAP, the Company records all R&D investment tax credits (ITCs) as a reduction in the expenditure to which the ITCs relate. MDS conducts a significant amount of R&D on its own behalf and on behalf of others that qualifies for ITCs. The ITCs related to R&D conducted on behalf of others were reported as a reduction in the costs of revenues in our previously filed financial reports and the ITCs associated with R&D conducted on our own behalf were reported as a reduction in R&D expenses.

  Under US GAAP, the Company will record non-refundable ITCs as a reduction in the current income tax expense in the year in which the credits are earned. Although this change does not impact net income, R&D and direct cost of services expenses have increased and income tax expense has decreased compared to the amounts that would be reported under Canadian GAAP. Refundable ITCs continue to be reported as a reduction in the related expenditures.

- In addition to ITCs related to R&D, the Company earned ITCs on the MAPLE project in prior years. These ITCs were recorded as a reduction in the carrying value of the MAPLE project in those prior years, and, accordingly, reduced the amount of the loss reported on the disposal of our interest in the facility in 2006. Under US GAAP, these ITCs were also reported as a reduction in income tax expense and therefore the amount of the loss reported for the disposal of MAPLE has been increased, with a corresponding decrease in the income tax expense for the year.

- Under Statement of Financial Accounting Standard (SFAS) 133 – "Accounting for derivative instruments and hedging activities", certain contractual terms are considered to behave in a similar fashion to a derivative contract and parties to the contracts are therefore required to separate the accounting for these embedded derivatives from the accounting for the host contract. Once separated, these embedded derivatives are subject to the general derivative accounting guidelines outlined in SFAS 133, particularly the requirement to mark these derivatives to market. For MDS, these terms typically relate to the currency in which the contract is denominated. Canadian GAAP is largely aligned with SFAS 133 for most embedded derivatives; however, Canadian GAAP provides exemptions for contracts that are written in a currency that is not a functional currency of one of the contract parties but which is a currency in common usage in the economic environment of one of the contracting parties. The Company elected to use this exemption available under Canadian GAAP in accounting for certain cobalt supply contracts entered into with a supplier located in Russia. The affected contracts are denominated in US dollars.

- We have changed the presentation of our revenues and cost of revenues to present product revenues and costs separately from those for services. The majority of revenues earned by MDS Nordion and MDS Analytical Technologies are product revenues. Service revenues reported for these segments relate primarily to service, installation, and consulting services that are sold to customers on a stand-alone basis. All revenues reported for the MDS Pharma Services segment are from the sale of contract research and related services.

- We have adopted SFAS 158 – "Employers' accounting for defined benefit plans and other post-retirement benefits". This new standard requires that companies reflect the funded status of post-retirement obligations as an asset or liability and record the portion of this asset or liability that has not yet been recognized in income as a component of accumulated other comprehensive income. MDS sponsors one significant defined benefit pension plan and a number of other, smaller, pension and post-retirement benefit plans. As a result of adopting SFAS 158, we recorded a $16 million increase in net pension assets associated with these plans (see note 21 – Employee Benefits).

- Under US GAAP, we are required to account for certain equity-based incentive compensation plans under the liability method using a fair value model to determine the amount of the liability at each period end. Under Canadian GAAP, these plans are accounted for under the liability method using intrinsic value to measure the liability at each period end.

The impacts of the differences between US and Canadian GAAP are described in a reconciliation to Canadian GAAP that has been provided in note 27 to the consolidated financial statements. A summary of these impacts appears below:

		2007		2006		2005
Total revenues – US GAAP	$	1,210	$	1,060	$	982
Total revenues – Canadian GAAP	$	1,253	$	1,107	$	1,045
Operating income (loss) – US GAAP	$	(108)	$	(56)	$	(76)
Operating income (loss) – Canadian GAAP	$	(39)	$	48	$	16
Income (loss) from continuing operations – US GAAP	$	(33)	$	22	$	(29)
Income (loss) from continuing operations – Canadian GAAP	$	(34)	$	29	$	1
Basic EPS - continuing operations – US GAAP	$	(0.25)	$	0.15	$	(0.21)
Basic EPS - continuing operations – Canadian GAAP	$	(0.26)	$	0.21	$	-

In addition to changes that relate to the adoption of US GAAP, the Company changed its presentation of certain revenues that arise from the reimbursement of the Company by our customers (reimbursement revenues) for certain reimbursable out-of-pocket expenses that we incur on behalf of these customers during the conduct of clinical trials (reimbursed expenses). The Company has the right to bill customers for reimbursement of the amounts, but is generally not entitled to a mark-up or other form of profit margin related to these activities. In the financial reports for prior years, the reimbursement revenues were offset against the related out-of-pocket costs, and because these amounts offset, neither a revenue nor an expense item associated with this activity was reported.

In the current presentation, the Company is reporting reimbursement revenues and reimbursed expenses on a gross basis as separate lines on the consolidated statements of operations. As a result of this change, although both total revenues and total expenses have increased, there is no impact on operating income reported. This change in presentation reflects a reconsideration of the Company's reporting of revenues under both Canadian and US GAAP. We now believe that the presentation used in prior Canadian GAAP financial statements is not permitted under Canadian GAAP. While this change does not reflect a Canadian - US GAAP difference, it does reflect a change in the presentation compared to the previously filed Canadian GAAP financial statements and therefore, comparative amounts reflected in these annual consolidated financial statements have been revised to reflect this change on both a Canadian and a US GAAP basis.

Throughout this report, when we refer to total revenues we mean revenues including reimbursement revenues. We use the term ***net revenues*** to mean revenues excluding such amounts. All revenue growth figures and adjusted EBITDA margin figures are based on net revenues. We use net revenues to measure the growth and profitability of MDS and MDS Pharma Services because the pass-through invoicing of reimbursable out-of-pocket expenses varies from period-to-period, is not a reliable measure of the underlying performance of the business, and does not have an impact on net income or cash flows in any significant way. Management assesses and rewards the performance of MDS Pharma Services and the segment's senior management team using metrics that are based on net revenues.

Change in reporting currency to US dollars

MDS has historically measured and presented its consolidated financial statements in Canadian dollars. Effective November 1, 2006, we adopted the US dollar as our reporting currency as a significant portion of revenues, expenses, assets and liabilities are denominated in US dollars, the global character of the Company's operations has increased dramatically following the divestiture of the diagnostics business, and the majority of the companies with which we compete report their financial results in US dollars; consequently, we believe that investors will gain a better understanding of our operating results when they are presented in US dollars.

The functional currency of MDS Inc., the parent company and reporting entity, remains the Canadian dollar. When there is a change in reporting currency, US GAAP requires that financial statements for previous years be presented using a translation method that retains the company's functional currency (in this case, the Canadian dollar) as the currency of measurement. For comparative purposes, we have prepared US-dollar historical financial statements by translating the previously reported Canadian dollar amounts using the following methods and exchange rates:

Revenues, expenses, and cash flows – translated into US dollars using the weighted-average exchange rate for the applicable periods.

Assets and liabilities – translated into US dollars using the exchange rate in effect at the end of the applicable period.

Share capital – Share capital transactions were translated into US dollars using the exchange rate in effect when the transaction occurred.

Retained earnings – Net income transactions were translated into US dollars as described above. Other transactions affecting retained earnings, principally as a result of dividend payments and share repurchases, were translated into US dollars using the exchange rate in effect when the transaction occurred.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Introduction

MDS is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and the diagnosis and treatment of disease. Through our three business segments, we are a leading global provider of pharmaceutical contract research services (MDS Pharma Services), medical isotopes for molecular imaging and radiotherapeutics (MDS Nordion), and analytical instruments (MDS Analytical Technologies). Each of these business segments sells a variety of products and/or services to customers in markets around the world.

Strategic initiatives and discontinued operations

On September 1, 2005, we announced our strategic plan to pursue growth in the global life sciences market and dispose of assets that do not contribute to the Company's areas of focus. During fiscal 2006, we completed a number of transactions in pursuit of this renewed focus, culminating in the announcement on October 5, 2006 of the sale of our remaining Canadian diagnostics businesses for gross proceeds of C$1.3 billion, which included amounts ultimately paid to holders of minority interests in these businesses.

On February 26, 2007, we announced the closing of this transaction. Under the terms of the final agreements, MDS received net cash proceeds (after expenses and taxes) of $929 million cash and a $65 million non-interest bearing promissory note due in 2009. After paying costs of the transaction, taxes and distributions to our minority partners in these businesses, we reported a gain of approximately $0.8 billion in our second quarter.

On February 26, 2007, coinciding with the completion of the sale of the diagnostics businesses, we announced the launch of a substantial issuer bid to repurchase MDS Common shares. Under the bid, which closed on April 9, 2007, we repurchased 22.8 million Common shares for $441 million at an average price of C$21.90.

As a result of these transactions, we now treat our former diagnostics segment as a discontinued operation. All financial references in this document exclude those businesses that we consider to be discontinued, unless otherwise noted. Our discontinued businesses include our diagnostics businesses, our interest in Source Medical Corporation, which was sold in November 2006, and certain non-strategic pharmaceutical research services businesses.

Acquisition of Molecular Devices Corporation

Our September 2005 announcement reconfirmed our commitment to focus on building our life sciences businesses. On January 29, 2007, we announced our agreement to acquire Molecular Devices Corporation (MDC), a leading provider of high-performance measurement tools for high-content screening, cellular analysis, and biochemical testing. Under this agreement, which closed on March 20, 2007, MDS acquired all Common shares of MDC for $35.50 per share.

This strategic acquisition marked a significant expansion for MDS. By acquiring Sunnyvale, California-based MDC, with its global sales and service network and leading-edge products, MDS strengthened its leadership position as one of the top global providers of life sciences solutions. We offer systems that provide high-content screening, and cellular and biochemical testing for leading drug discovery and life sciences laboratories in pharmaceutical, biotechnology, academic, and government institutions. Upon completion of this acquisition, MDC was combined with our existing Sciex instruments business to form MDS Analytical Technologies.

The acquisition has been accounted for using the purchase method based on certain preliminary estimates relating to the fair value of the assets and liabilities of the acquired company. The total cost of the acquisition was $621 million, including the cash cost of the tender offer, the cash cost to acquire outstanding in-the-money options held by MDC employees, and cash transaction costs. The components of the purchase cost and the preliminary allocation of the costs are as follows:

Cash paid for tendered shares	$	587
Cash paid to acquire vested options		27
Cash transaction costs		7
Total cost of acquisition	$	621
Preliminary allocation of cost of acquisition:		
Cash acquired	$	21
Net tangible assets acquired		15
Intangible assets acquired		221
Goodwill		364
Total	$	621

Additional details are provided in note 4 to the consolidated financial statements

Consolidated operating highlights and reconciliation of consolidated adjusted EBITDA

		2007		2006		2005
Total revenues	$	1,210		$ 1,060		$ 982
Reimbursement revenues		(91)		(105)		(95)
Net revenues	$	1,119	$	955	$	887
Income (loss) from continuing operations	$	(33)	$	22	$	(29)
Income taxes		(23)		(35)		(14)
Net interest expense		2		6		6
Loss (gain) on derivatives		(1)		-		2
Depreciation and amortization		79		51		47
EBITDA		24		44		12
Restructuring charges, net		37		(7)		51
Valuation provisions		8		6		17
MAPLE settlement		-		36		-
Gain on sale of a business/investment		(4)		(2)		-
Provision for FDA-related settlements		61		-		-
Acquisition integration		19		-		-
Adjusted EBITDA	$	145	$	77	$	80
Adjusted EBITDA margin		13%		8%		9%

Net revenues for 2007 were $1,119 million, up 17% from $955 million in net revenues in 2006. Net revenues for 2006 were up 8% from the $887 million reported in fiscal 2005. Net revenues for 2007 included $138 million from the Molecular Devices division (MD) of MDS Analytical Technologies for the period March 20 to October 31, 2007. Excluding revenues resulting from this acquisition, net revenues were up 3% to $981 million.

Revenue growth was strongest in the Sciex product lines of MDS Analytical Technologies and the Phase II to IV services offered by MDS Pharma Services. Revenue declined in early-stage MDS Pharma Services, as demand for Phase I and bioanalytical services continued to be affected by concerns related to the US Food and Drug Administration (FDA) audit of our Montreal facilities. Revenues from these services were lower in 2007 compared to 2006, offsetting good performance from other early-stage services. MDS Nordion revenues were also lower in 2007 compared to a very strong 2006, as revenues in 2006 were positively impacted by production difficulties experienced by a competitor.

MDS reported a loss from continuing operations of $33 million, compared to income of $22 million in 2006, largely due to the provision for FDA-related customer settlements and provisions for restructuring, which together totaled $98 million. Excluding the impact of adjusting items, as identified in the table above, adjusted EBITDA was $145 million compared to $77 million for 2006. Newly acquired MD contributed $33 million of adjusted EBITDA during the period since acquisition. Excluding the impact of MD, adjusted EBITDA was up 45% this year to $112 million, driven primarily by improved operating results for MDS Pharma Services and strong results from the Sciex product lines.

Fiscal 2006 adjusted EBITDA was down 4% compared to 2005, as strong results from MDS Nordion did not offset weakness in the other businesses. As noted previously, operating results for MDS Nordion in 2006 were driven higher by production difficulties encountered by a competitor.

The declining US dollar remained a significant factor faced by all of our businesses again this year. While the decline in the US dollar has a positive impact on reported revenues earned by the Company in currencies other than the US dollar, costs incurred in those currencies are also higher on a reported basis, resulting in lower operating income. In addition, the revaluation and translation of US-dollar denominated monetary assets owned outside of the US generated a significant foreign exchange loss in 2007. The foreign exchange loss included in operating income for 2007 was $16 million, compared to $3 million in 2006 and $1 million in 2005.

The on-going efforts to resolve issues raised by the FDA during a review of our Montreal (Canada) area facilities have had a significant impact on the comparability of results for MDS and for MDS Pharma Services year-over-year. In January of 2007, the FDA issued letters to sponsors of generic drug approval applications (ANDA) requiring them to take certain steps to demonstrate to the Agency that the applications contain valid study data. In response to this action by the FDA, we suspended our self-review and redirected these resources to helping our customers to take steps that would address the Agency's requirements. In our second quarter, we reserved $61 million to provide this assistance and we have reported this provision as an adjusting item. We have charged the cost incurred on these activities since the end of January 2007 to this reserve. As a result, adjusted EBITDA for fiscal 2007 reflects only $5 million of costs related to the FDA matter, while adjusted EBITDA for fiscal 2006 reflects charges of $28 million, including $8 million recorded in cost of service revenue. We view the costs that we have incurred in the self-review as a quality assurance cost and therefore we have not treated costs incurred prior to January 2007 as an adjusting item.

In addition to our work to resolve the FDA matter, we launched a significant profit improvement initiative directed at raising the profitability of MDS Pharma Services to a level comparable to that of our peers. This initiative was the primary driver behind $37 million of restructuring charges we recorded this year. In fiscal 2006, we reported a recovery of $7 million of restructuring charges that were originally recorded in 2005. This recovery arose as we were able to negotiate the termination of a global information technology services contract without penalty. Restructuring charges in 2005 amounted to $51 million, the majority of which related to MDS Pharma Services and to initiatives affecting our corporate head office and global support services.

Other adjustments recorded to calculate adjusted EBITDA for 2007 included $8 million of valuation provisions, $4 million of gains from the sale of businesses and investments, and $19 million of integration costs stemming from our acquisition of MDC. Other adjustments for 2006 included $6 million of valuation provisions and a $2 million gain resulting from the sale of a business. In 2005, we recorded valuation provisions and investment write-downs totaling $17 million. Each of these adjustments is described in more detail later in this document.

In 2006, we reached an agreement that resulted in a comprehensive change in our relationship with Atomic Energy of Canada Limited (AECL) pertaining to the MAPLE reactor project. The details of the settlement are described in the MDS Nordion section, below. As a result of this settlement, we recorded a $36 million non-cash loss that has been reflected as an adjusting item. Previously, we reported this settlement under Canadian GAAP as a loss of $9 million. The amount of the loss reported for Canadian GAAP purposes was net of accumulated ITCs of $27 million. For US GAAP purposes, these ITCs are reflected as a reduction in income tax expense for the year and the loss on the transaction has therefore increased by the same amount.

Consolidated operating income

	2007	% of net revenues	2006	% of net revenues	2005	% of net revenues
Product revenues	**$ 564**	**$ 50%**	$ 438	46%	$ 396	45%
Service revenues	**555**	**50%**	517	54%	491	55%
Net revenues	**1,119**	**100%**	955	100%	887	100%
Reimbursement revenues	**91**		105		95	
Total revenues	**1,210**		1,060		982	
Direct cost of products	**(360)**	**(32%)**	(296)	(31%)	(269)	(30%)
Direct cost of services	**(338)**	**(30%)**	(362)	(38%)	(321)	(36%)
Reimbursed expenses	**(91)**		(105)		(95)	
Selling, general and administration	**(265)**	**(24%)**	(220)	(23%)	(210)	(24%)
Research and development	**(68)**	**(6%)**	(53)	(6%)	(51)	(6%)
Depreciation and amortization	**(79)**	**(7%)**	(51)	(5%)	(47)	(5%)
Restructuring charges	**(37)**	**(4%)**	7	1%	(51)	(6%)
Other expenses	**(80)**	**(7%)**	(36)	(4%)	(14)	(2%)
Operating loss	**$ (108)**	**$ (10%)**	$ (56)	(6%)	$ (76)	(9%)
Margins:						
Gross margin on products		**36%**		32%		32%
Gross margin on services		**39%**		30%		35%
Capital expenditures	**$ 71**		$ 51		$ 102	

Selling, general, and administration (SG&A) expenses for the year was 24% of net revenues or $265 million, up from $220 million in 2006, 23% of net revenues. The increase is primarily attributable to the addition of MD, which incurred $41 million of SG&A since the acquisition date earlier this year, and to the impact of foreign exchange for reporting purposes. Fiscal 2006 SG&A expenses included $20 million associated with the self-review of our Montreal bioanalytical operations compared to $4 million this year, and $13 million related to our first year Sarbanes/Oxley (SOx) compliance program compared to $2 million this year. SG&A expenses in 2005 totaled $210 million or 24% of net revenues. In late 2005, we took steps to reduce spending on SG&A, including a significant headcount reduction in corporate and central support services. Combined SOx and FDA audit spending in 2005 amounted to $10 million.

MDS Analytical Technologies is responsible for the majority of R&D costs we incur. R&D increased from $53 million in 2006 to $68 million in 2007 due primarily to the acquisition of MD during the year.

Depreciation and amortization expense amounted to $79 million, a $28 million increase from 2006. The increase includes $20 million resulting from the acquisition of Molecular Devices. Also, equity earnings reported for the joint ventures are net of $6 million of depreciation and amortization expense recorded by those entities (2006 – $5 million; 2005 – $3million).

The primary item included in other expenses of $80 million for 2007 is the provision of $61 million for FDA-related customer settlements. Fiscal 2006 other expenses included the $36 million loss resulting from the MAPLE settlement, while the $14 million of other expenses in 2005 reflects valuation provisions against long-term investments and intangible assets.

Earnings per share

Adjusted earnings per share (EPS) for the year were as follows:

		2007		2006		2005
Basic earnings per share from continuing operations – as reported	**$**	**(0.25)**	$	0.15	$	(0.21)
Adjusted for:						
Restructuring charges, net		**0.19**		(0.04)		0.25
FDA-related customer settlements		**0.31**		-		-
Valuation provisions		**0.06**		0.05		0.11
Mark-to-market on interest rate swaps		**(0.01)**		-		0.01
MAPLE settlement		**(0.03)**		0.04		-
Gain on sale of business and long-term investments		**(0.02)**		-		-
Acquisition integration		**0.09**		-		-
Tax rate changes		**-**		(0.03)		-
Adjusted EPS	**$**	**0.34**	$	0.17	$	0.16

Adjustments made to determine adjusted EPS include all items used to derive adjusted EBITDA. The adjustments also reflect the after-tax impact of the MAPLE arbitration settlement, including $6 million of incremental ITCs realized in fiscal 2007. In 2006, we revalued certain deferred tax balances based on an enacted Canadian federal rate reduction and a Quebec tax rate increase. The impact of this revaluation was a $4 million reduction in net deferred tax liabilities, and the EPS impact of this was recorded as an adjustment. In addition, the EPS impact of amortization expense associated with MD acquired intangible assets amounted to $0.07 which has not been treated as an adjusting item.

MDS Pharma Services
Financial Highlights

	2007	% of net revenues	2006	% of net revenues	2005	% of net revenues
Early-stage	**$ 254**	**53%**	$ 267	58%	$ 276	64%
Late-stage	**223**	**47%**	191	42%	158	36%
Net revenues	**477**	**100%**	458	100%	434	100%
Reimbursement revenues	**91**		105		95	
Total revenues	**568**		563		529	
Cost of revenues	**(332)**	**(70%)**	(359)	(79%)	(319)	(74%)
Reimbursed expenses	**(91)**		(105)		(95)	
Selling, general and administration	**(130)**	**(27%)**	(125)	(27%)	(116)	(27%)
Research and development	**-**	**-**	-	-	(2)	-
Depreciation and amortization	**(35)**	**(7%)**	(30)	(6%)	(26)	(6%)
Restructuring charges	**(28)**	**(6%)**	-	-	(20)	(5%)
Other income (expense)	**(74)**	**(16%)**	2	-	(15)	(3%)
Operating income (loss)	**(122)**	**(26%)**	(54)	(12%)	(64)	(15%)
Adjustments:						
Provision for FDA-related settlements	**61**	**13%**	-	-	-	-
Restructuring charges	**28**	**6%**	-	-	20	5%
Loss (gain) on sale of a business	**4**	**1%**	(2)		-	-
Valuation provision	**-**	**-**	-	-	12	3%
	(29)	**(6%)**	(56)	(12%)	(32)	(7%)
Depreciation and amortization	**35**	**7%**	30	6%	26	6%
Adjusted EBITDA	**$ 6**	**1%**	($ 26)	(6%)	($ 6)	(1%)
Margins:						
Gross margin	**30%**		22%		26%	
Adjusted EBITDA	**1%**		(6%)		(1%)	
Capital expenditures	**$ 48**		$ 37		$ 24	

Net revenues for MDS Pharma Services grew by 4% in 2007, although 17% growth in late-stage services was partially offset by continuing weakness from early-stage services. The growth in late-stage services, which includes Phase II to IV clinical trials services and global central laboratory services, reflects continuing global trends in this marketplace, improved operating discipline and the conversion of some of the backlog growth of recent years into revenues. All of these factors have continued to drive our late-stage revenues since 2005, and the strong growth in 2007 is a continuation of the 21% growth experienced in 2006.

Revenues from early-stage services continue to be affected by the bioanalytical review involving our Montreal-area facilities. The 5% revenue decrease this year follows a 3% decrease for 2006 compared to 2005. Both bioanalytical testing services and Montreal-area Phase I clinic revenues have dropped for reasons that we attribute to this review.

Monthly average backlog was $385 million for the fourth quarter of fiscal 2007, down $45 million or 10% from the end of last year and $65 million from a peak of $450 million in the second quarter of 2007. The decrease in backlog is largely attributable to a higher than normal level of contract cancellations relating to compound failures and customer mergers affecting our Phase II to IV business. A majority of the revenues earned by the MDS Pharma Services' business result from contracts which typically run several months for early-stage clinical trials and as much as several years for Phase III/IV clinical trials. Terms of most contracts entered into by MDS Pharma Services entitle clients to cancellation rights that may be exercised by the client in the event of regulatory delay, if unexpected results are encountered at any stage of the development program or if a client makes decisions affecting the on-going development of a compound. Combined with the improved conversion of contract backlog, these cancellations contributed to the overall decrease in average monthly pharmaceutical research backlog.

Average monthly backlog

Fiscal 2005 – Quarter 1	$	**315**
Quarter 2		**305**
Quarter 3		**315**
Quarter 4		**340**
Fiscal 2006 – Quarter 1		**370**
Quarter 2		**400**
Quarter 3		**400**
Quarter 4		**430**
Fiscal 2007 – Quarter 1		**450**
Quarter 2		**450**
Quarter 3		**420**
Quarter 4		**385**

MDS Pharma Services reported an operating loss for the third year in 2007, due in large part to provisions recorded in the second quarter to cover the expected cost of settlements with customers and profit improvement initiatives for the business. These activities resulted in provisions totaling $89 million and we treated them as adjusting items in the determination of adjusted EBITDA for the segment this year.

Adjusted EBITDA for the business improved to income of $6 million compared to losses of $26 million last year and $6 million for 2005. Fiscal 2006 adjusted EBITDA is net of $24 million of costs incurred by the division related to a self-review of bioanalytical laboratory study methods instituted late in 2005 in response to an FDA site audit. Fiscal 2007 adjusted EBITDA is net of $4 million of such costs, and all FDA-related costs since January 2007 have been charged to a reserve established in the second quarter of 2007 for this purpose.

SG&A expenses for the segment were $130 million compared to $125 million in 2006 and $116 million in 2005. The SG&A figure for 2006 also includes $16 million of FDA review costs compared to $4 million for 2007. Foreign currency losses associated with asset revaluation amounted to $9 million in 2007 compared to $2 million in 2006 and $3 million in 2005. The majority of these losses arise due to the drop in the US dollar. Depreciation and amortization, which has been rising as we have expanded facilities in Lyon, Lincoln, and New Jersey, was $35 million compared to $30 million in 2006 and $26 million in 2005.

Other expense for 2007 includes a provision of $61 million primarily for customer reimbursements related to costs that they are expected to incur to comply with FDA requirements for the re-validation of certain study data originating from studies conducted at our two Montreal-area facilities. We also recorded a loss of $4 million during the year as a result of the sale of our Hamburg, Germany Phase I clinic and foreign exchange losses of $9 million. Other income in 2006 included a $2 million gain from the sale of an agronomics business and a $2 million insurance settlement for costs related to Hurricane Katrina, which severely damaged our New Orleans Phase I facility in September 2005. This facility was closed during 2007. Other expense in 2005 reflects the write-off of a long-term loan receivable and the write-off of a five-year licensing fee for technology that we later abandoned. With the exception of the insurance proceeds, these items have been treated as adjusting items in the respective years.

During 2007, we took a number of steps that we expect will help return MDS Pharma Services to a level of profitability that is comparable to our peers in this industry. These actions resulted in restructuring charges totaling $28 million, the majority of which were recorded in the first half of the year. During the second half, we accelerated the implementation of the restructuring plan; however, the impact of these initiatives on fiscal 2007 adjusted operating results was limited due to the implementation timing. Actions announced or taken during the year included:

- The closure of the New Orleans site in the first quarter when both customers and participant populations failed to return to the region.
- The sale of an unprofitable Phase I clinic location in Hamburg, Germany, and of a regionally based Phase II to IV business in Spain.

- A global workforce reduction of approximately 500 that was 80% implemented by year-end.
- Consolidation of certain bioanalytical services in Zurich, Switzerland, and Lincoln, Nebraska, resulting in the closure of a laboratory in Sittingbourne, UK, and a facility reduction in Montreal, Canada.
- Consolidation of certain other discovery/preclinical services in Bothell, Washington.
- Consolidation of European central laboratory operations in Baillet, France, and a reduction in the size of our Hamburg central laboratory operations.

These 2007 actions continue initiatives begun in 2005, when we recorded a provision of $20 million. We treated these restructuring charges as adjusting items in the respective years.

Final steps in the 2007 restructuring plan for MDS Pharma Services are expected to be completed in the first half of 2008, including the remaining 20% of the workforce reduction.

Capital expenditures for the segment totaled $48 million in 2007 and were focused on our 300-bed expansion in Phoenix, Arizona; expanding our central laboratory facility in Beijing, China; and customer-facing information technology initiatives. Spending of $37 million in 2006 was focused on increasing capacity in Lincoln and Lyon and establishing our new central laboratory in the US. Capital expenditures were $24 million in 2005.

Regulatory review of Montreal bioanalytical operations
During 2007 we continued our efforts to address FDA issues related to our bioanalytical operations in our Montreal, Canada, facilities.

In January 2007, the FDA issued statements that outlined steps that customers of our Montreal bioanalytical facility would be required to take to resolve any outstanding issues. The FDA directed the sponsors of approved and pending generic drug submissions containing study data produced in these facilities during the period between January 2000 and December 2004 to take one of three actions to address FDA concerns about the accuracy and validity of these bioanalytical studies: 1) repeat their bioanalytical studies; 2) re-analyze their original study samples at a different bioanalytical facility or 3) independently audit the original study results. In addition, the FDA wrote to sponsors of innovator submissions and requested that they advise the FDA of any submissions containing data from those facilities during the affected period.

In their letter to generic sponsors, the FDA imposed a six-month time limit to complete the generic work. This time has since passed, and we believe we have substantially completed all related generic site audits. We continue to receive a limited number of study audit requests from innovator customers, and expect that we may continue to receive these requests in low numbers in the coming months.

During 2007, we also responded to questions from European regulators about the nature of the work that was done for the FDA. Although we are not able to assess the potential impact of possible foreign regulatory actions, if any, at this time, we are satisfied with the progression of these discussions.

During the second quarter, we approved and recorded a $61 million provision for a reimbursement policy for clients who have incurred or will incur third-party audit costs or study re-run costs to complete the work required by the FDA and other regulators. We have since utilized $11 million of this reserve for such costs, an amount that was partially offset by a $5 million foreign currency translation adjustment on the US-dollar denominated components of the cost estimate.

At October 31, 2007, we were awaiting reimbursement requests for the majority of the generic and innovator study audits that were completed in our facility. Based on information currently available, we believe that the remaining reserve of $55 million will be sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs.

Full and complete resolution of the bioanalytical regulatory issues has been a key area of focus for MDS Pharma Services and MDS. We remain committed to working cooperatively with the FDA, other regulators, and our customers to address any regulatory concerns and to support our customers with further follow-up. The remaining reserve reflects our current best estimate of the costs we expect to incur with respect to this work and for obligations we have to clients. There can be no assurance at this time that the full balance of this reserve will be required, or that costs will not exceed the amounts we have currently estimated.

MANAGEMENT'S DISCUSSION AND ANALYSIS

MDS Nordion
Financial Highlights

	2007	% of net revenues	2006	% of net revenues	2005	% of net revenues
Product revenues	**$ 284**	**98%**	$ 290	98%	$ 243	98%
Service revenues	**6**	**2%**	5	2%	4	2%
Net revenues	**290**	**100%**	295	100%	247	100%
Cost of product revenues	**(147)**	**(51%)**	(147)	(50%)	(132)	(54%)
Cost of service revenues	**(3)**	**(1%)**	(3)	(1%)	(2)	(1%)
Selling, general and administration	**(54)**	**(19%)**	(51)	(17%)	(48)	(19%)
Research and development	**(4)**	**(1%)**	(5)	(2%)	(6)	(2%)
Depreciation and amortization	**(13)**	**(4%)**	(15)	(5%)	(13)	(5%)
Restructuring charges	**-**	**-**	2	1%	(3)	(1%)
Other income (expense)	**3**	**1%**	(36)	(12%)	1	-
Operating income	**72**	**25%**	40	14%	44	18%
Adjustments:						
MAPLE settlement	**-**	**-**	36	12%	-	-
Gain on sale of a business	**(1)**	**-**	-	-	-	-
Restructuring charges, net	**-**	**-**	(2)	(1%)	3	1%
	71	**25%**	74	25%	47	19%
Depreciation and amortization	**13**	**4%**	15	5%	13	5%
Adjusted EBITDA	**$ 84**	**29%**	$ 89	30%	$60	24%
Margins:						
Gross margin	**49%**		50%		46%	
Adjusted EBITDA margin	**29%**		30%		24%	
Capital expenditures	**$ 8**		$ -		$ 50	

Net revenues from our isotopes business were down marginally in 2007, dropping 2% compared to the prior year. Net revenues for 2006 were exceptionally strong as a major competitor announced a voluntary recall of technetium generators, used primarily for cardiac imaging, while they addressed sterility issues at their primary manufacturing facility. This facility was out of production for most of the first six months of fiscal 2006 and sales volumes for our isotopes business increased during this time. We estimate that up to $14 million of high-margin revenues were realized in the first two quarters related to this. Industry supply returned to normal by the end of May 2006. Over the past two years, the division has been able to effectively mitigate the decline in the value of the US dollar versus the Canadian dollar by implementing changes to its pricing structure.

In 2004, we concluded a $25 million agreement with Biogen Idec Inc. to buy out certain minimum purchase commitments related to the supply of yttrium-90. The proceeds of this agreement were recorded as deferred revenue and were recognized in income over the original five-year contract term, which ended in February 2007. Revenues for both prior years include approximately $8 million of deferred revenue related to this contract cancellation penalty. As the deferral period ended in February 2007, revenues for the current year reflect only the remaining $3 million of the contract.

Revenues remained strong in all product lines this year, excluding the impact of market conditions last year. Of particular note, sales of TheraSphere® were up significantly as we launched new centres of excellence in Europe for this cancer treatment option, and we were successful in listing the product on European treatment formularies.

Our supply of cobalt remained strong this year; however, we had fewer production irradiator sales late in 2007 compared to the prior year. Sterilization revenues for both 2006 and 2007 were much higher than was the case in 2005 due to improved cobalt supplies. We continue to see healthy demand for cobalt, and we took steps again this year to increase our supply of cobalt, signing an extension to the 2005 long-term contract with Rosenergoatom (the utility operator responsible for Russia's nuclear power plants). This 17-year extension represents a commitment of $83 million, and a 30% increase in MDS Nordion's cobalt-60 capacity by 2016.

Early in fiscal 2006, we were pleased to report the settlement of mediation with AECL related to the MAPLE reactor project. Under this settlement agreement, we exchanged our beneficial interest in the project, along with associated inventories, for $22 million in cash, a non-interest bearing note due over four years beginning November 1, 2008, and a

40-year supply agreement containing terms that are similar to those contained in the previous supply agreement with AECL. We recorded a charge of $36 million in 2006 related to this settlement and we reflected this loss as an adjusting item for the year. In 2007, we recognized $6 million of ITCs related to components of the project that qualify as R&D for tax purposes, compared to $27 million in 2006. We recorded these credits as a reduction in income tax expense for the current year.

AECL also assumed responsibility for capital costs associated with completing construction and commissioning the reactors and processing facility and for future operating costs. MDS has retained certain obligations to assist AECL to defray the costs of any material and unusual regulatory changes, should such a change occur during the life of the current or future supply agreement. This commitment extends to cover any changes required by international agreements or treaties related to the procurement of highly enriched uranium in the reactors. We have also retained certain legal rights in the event that the facilities have not met certain milestones, including regulatory approvals and operating rrequirements, by October 31, 2008.

The National Research Universal reactor (NRU) will remain our primary source of reactor isotopes, including molybdenum, while AECL completes the MAPLE facility. In July 2006, AECL announced that the operating licence for this facility was extended to October 31, 2011. Subsequent to October 31, 2007, the NRU was shut down for routine maintenance and then ordered to remain in shutdown mode while certain safety equipment was installed. The reactor was shut down for a period of 4 weeks, resulting in a significant reduction in the available supply of medical isotopes during that period. We have estimated that adjusted EBITDA for the first quarter of 2008 will be reduced by approximately $5 million as a result.

Adjusted EBITDA was $84 million for 2007 compared to $89 million for 2006. The benefit realized in 2006 from the supply problem suffered by a competitor and the extra eight months of contract cancellation revenue recorded in 2006 account for the bulk of the difference between the two years. The balance is attributable to the impact of foreign currency. Fiscal 2005 adjusted EBITDA was substantially lower at $60 million, due primarily to currency and cobalt supply issues.

SG&A expenses were $54 million compared to $51 million in 2006 and $48 million in 2005, largely due to the impact of currency translation for reporting purposes and pension adjustments recorded this year. Other income of $3 million includes a $4 million embedded derivative gain on a cobalt supply contract. Depreciation and amortization was lower at $13 million compared to $15 million in the prior year and level with 2005.

During 2007, MDS Nordion signed a number of new customer agreements, strengthening its position in the molecular imaging market. These agreements included a collaboration agreement with Avid Radiopharmaceuticals Inc. (Avid) to support clinical studies for Avid's novel radiopharmaceuticals designed to diagnose and monitor Alzheimer's disease. These trials will use advanced molecular imaging known as single photon emission computed tomography (SPECT). Under the terms of the agreement, MDS Nordion will radiolabel Avid's proprietary compounds for use in proof-of-concept clinical trials for SPECT imaging of Alzheimer's disease. In addition, MDS Nordion is collaborating with the University of Ottawa Heart Institute, Canada's largest cardiovascular health centre, to establish a Molecular Imaging Centre of Excellence to advance cardiology research.

During 2006, MDS Nordion signed two new strategic customer agreements, including a six-year renewable contract with Molecular Insight Pharmaceuticals, Inc. to manufacture and supply Zemiva™, a molecular imaging pharmaceutical being developed for cardiac ischemia, and a three-year contract with Bradmer Pharmaceuticals Inc., for the development and clinical trial supply of Neuradiab™, a monoclonal antibody conjugated to an isotope and used to treat glioblastoma multiforme, the most common and deadly form of brain cancer.

Although these new agreements are not individually significant, they are consistent with our strategic direction in this business as we focus on broadening our product offerings in medical imaging and radiotherapeutics.

Capital expenditures by MDS Nordion in 2007 totaled $8 million, including amounts spent to expand our production capability in Belgium, where we produce Glucotrace™, an extremely short half-life isotope used for positron emission tomography or PET scans. Capital expenditures were negligible in 2006 as AECL assumed full responsibility for costs incurred in the year for the construction of MAPLE. Capital costs were $50 million in 2005, primarily due to the significant investment then being made in MAPLE. Aside from capital expenditures, MDS Nordion invests significantly in maintenance for its facilities, and all such costs are expensed as incurred.

MDS Analytical Technologies
Financial Highlights

		2007	% of net revenues		2006	% of net revenues		2005	% of net revenues
Product revenues	$	280	80%	$	148	73%	$	153	74%
Service revenues		72	20%		54	27%		53	26%
Net revenues		352	100%		202	100%		206	100%
Cost of product revenues		(213)	(61%)		(149)	(73%)		(137)	(67%)
Cost of service revenues		(3)	(1%)		-	-		-	-
Selling, general and administration		(57)	(16%)		(20)	(10%)		(27)	(13%)
Research and development		(64)	(18%)		(48)	(24%)		(44)	(21%)
Depreciation and amortization		(29)	(8%)		(6)	(3%)		(7)	(3%)
Restructuring charges		-	-		-	-		(3)	(1%)
Other income (expense) net		(6)	(2%)		5	2%		1	-
Operating income		(20)	(6%)		(16)	(8%)		(11)	(5%)
Adjustments:									
Equity earnings		53	15%		54	27%		46	22%
Acquisition integration		19	6%		-	-		-	-
Restructuring charges		-	-		-	-		3	1%
		52	15%		38	19%		38	18%
Depreciation and amortization		29	8%		6	3%		7	3%
Adjusted EBITDA	$	81	23%	$	44	22%	$	45	21%
Margins:									
Gross margin		39%			26%			33%	
Adjusted EBITDA margin		23%			22%			21%	
Capital expenditures	$	8		$	4		$	5	

Net revenues were up $150 million, or 74%, for MDS Analytical Technologies compared to 2006. The acquisition of MD in March contributed $138 million, or 68% growth. The balance reflects growth in Sciex product revenues, which continued to benefit from strength in small molecule markets where our LC/MS instruments are market leaders. As was the case in 2006, strong sales of high-end instruments were the driver of results this year. Sciex products grew at a 6% rate for the year, and end-user revenues grew at 11% for 2007. We did not track end-user revenue growth in prior years.

MD has been a strong contributor to segment revenues and adjusted EBITDA since it was combined with Sciex. During the second half of 2007, MD revenues grew 14% versus the same six-month period in 2006. Given the strong start, we believe the division is on track to meet or exceed the first-year target of $190 million in revenues and $45 to $50 million in adjusted EBITDA.

A substantial majority of the Sciex products are sold through two joint ventures. Under these joint venture agreements, Sciex manufactures products that are sold to the joint ventures. The joint ventures, in turn, sell these products to our joint venture partners, earning a profit margin on these transactions. The joint ventures are currently structured so that all profit earned on the worldwide business associated with these products is earned by the joint ventures.

In addition to the role Sciex plays as a manufacturer, Sciex also undertakes R&D and provides certain administrative services to the joint ventures. These activities result in the service revenues reported by MDS Analytical Technologies.

We include equity earnings from the Sciex joint ventures in the determination of adjusted EBITDA for MDS Inc. and for this segment because senior management of the division are actively engaged in the management of these joint ventures and this view is consistent with our internal measurement of the results of this division, as reported to executive management and the Board. Under US GAAP, MDS is required to account for its joint venture activities on an equity basis. These equity earnings are included in income before income taxes on the consolidated statements of operations because we consider these joint venture activities to be a key component of our core operations. Because of this US GAAP reporting requirement, MDS Analytical Technologies reports an operating loss each year, including a loss of $20 million in the current year, before considering the income earned in the joint ventures.

Adjusted EBITDA was $81 million, up $37 million or 84% compared to 2006. MD contributed $33 million of the increase, with the balance being attributable to improved operating results for Sciex. Aside from including equity earnings, adjustments for the current year included costs related to the integration of MD. We reported $19 million of acquisition integration costs, including $14 million of purchase accounting fair value adjustments for inventory, order backlog, and deferred revenue. There were no additional adjusting items in 2006, and adjustments to 2005 reflected the restructuring costs recorded for the year. Adjusted EBITDA for 2006 was lower than that for 2005 due primarily to the impact of currency on revenues.

SG&A expenses totaled $57 million for 2007, up $37 million compared to 2006 and $30 million for 2005. The increase over 2006 is primarily due to the acquisition of MD. The increase from 2005 to 2006 reflects the impact of currency and initial costs incurred last year associated with new product launches. Unlike Sciex, MD has a significant sales and marketing function. As a result, their SG&A costs are higher than those of Sciex, which has only limited selling expenses.

R&D expense totaled $64 million for 2007, up $16 million from the $48 million spent in 2006. Fiscal 2005 R&D expenses totaled $44 million. The increase includes $13 million of expenses incurred by MD for research and product development during the seven months under MDS ownership. MDS Analytical Technologies invests significantly in new products and during 2007 made approximately seven new product introductions. MDS Sciex and its joint venture partners introduced the FlashQuant™, a new technology platform that combines triple-quadrupole mass spectrometry with MALDI technology to streamline the identification of viable drug candidates. Molecular Devices announced the first live cell kinetic neurotransmitter transport uptake assembly kit, which aims to improve the quality of assay results while reducing processing time and cost, as well as the release of the AquaMax 2000 and AquaMax 4000 series of microplate washers to add speed and flexibility to microplate washing for bioanalytical assays. During the fourth quarter, MDS Analytical Technologies announced the launch of a significant advance in high-speed imaging technologies with the release of the MetaMorph(R) ICS (Integrated Confocal System), in partnership with VisiTech International, a manufacturer of confocal hardware. The division also introduced a new automated toxicology testing application for drugs of abuse. The new Cliquid™ Drug Screen and Quant Software for Routine Forensic Toxicology applications equips toxicology laboratories for the first time with a built-in library of 1,200 compounds and a search reporting function designed to screen hundreds of drugs in less than 20 minutes.

The $23 million increase in depreciation and amortization in 2007 relates primarily to the acquisition of MD during the year. MD accounts for $20 million of the increase, including $16 million related to the amortization of the preliminary values assigned to purchased intangibles, largely acquired technology. Also, equity earnings reported for the joint ventures are net of $6 million of depreciation and amortization expense recorded by those entities (2006 – $5 million; 2005 – $3 million).

Capital expenditures totaled $8 million compared to $4 million in 2006 and $5 million in 2005. The increase over prior years relates mainly to the addition of MD and spending on our plants in Singapore and Shanghai, China.

Corporate and Other
Financial Highlights

		2007		2006		2005
Selling, general and administration	$	(24)	$	(24)	$	(19)
Research and development		-		-		1
Depreciation and amortization		(2)		-		(1)
Restructuring charges		(9)		5		(25)
Other expense		(3)		(7)		(1)
Operating income		**(38)**		(26)		(45)
Adjustments:						
Equity earnings		-		(4)		(5)
Gain on sale of investments		(7)		-		-
Valuation provisions		8		6		5
Restructuring		9		(5)		25
Depreciation and amortization		2		-		1
Adjusted EBITDA	$	**(26)**	$	(29)	$	(19)

Corporate and other includes costs associated with our Corporate offices and executive management functions, the majority of which are incurred in Canadian dollars. Corporate SG&A for fiscal 2007 was 2% of consolidated net revenues compared to 3% for fiscal 2006 and 2% for 2005. Corporate expenses for 2006 included $4 million associated with the costs of the self-review of our Montreal bioanalytical operations. Costs for 2006 also included the corporate portion of our first-year Sarbanes/Oxley compliance efforts and incremental audit costs associated with that certification.

Corporate results for fiscal 2007 include $9 million of restructuring charges associated primarily with the transition of our global information technology (IT) support services to a new provider and to the reduction of certain central support services following the sale of our diagnostics business. This cost has been treated as an adjusting item for the current year. In 2005, net restructuring charges incurred in Corporate amounted to $25 million related to plans designed to improve our global competitiveness. In 2006, we were successful in negotiating the termination of a global IT support services contract, and as a result, we did not have to pay a termination fee that had been provided for as part of the 2005 restructuring provision. This reserve was reversed in 2006. Both the 2005 restructuring charge and the 2006 reserve reversal were treated as adjusting items in the respective years. Adjusted EBITDA for 2007 also includes $3 million of foreign exchange translation losses compared to $6 million in 2006 and none in 2005.

On December 2, 2005, Hemosol Corp. (Hemosol), an investee in which we held approximately 6.5 million shares, declared bankruptcy. As a result of the bankruptcy, MDS honoured a $20 million guarantee of the company's bank credit facility. In doing so, we assumed the loan and the senior security position held by the bank. During fiscal 2007, we sold our secured interest in Hemosol for total proceeds of $15 million and realized a $2 million gain. In addition, other expense for 2007 is net of $5 million of bankruptcy proceeds resulting from the wind-up of Protana Inc., a successor company to MDS Proteomics. The liquidator for the company advised us of these proceeds late in the fourth quarter and we expect to receive the funds in the first half of 2008. Both of these gains are treated as adjusting items for the current year.

During fiscal 2007, we recorded a $6 million valuation provision related to our investment in MDS Capital Corp. We began efforts to sell our interest in MDS Capital Corp. in 2005; however, efforts to sell the remaining business were not successful. On-going operations of MDS Capital Corp. were restructured during the year and the company was renamed Lumira Capital Corp. We determined that our investment in MDS Capital Corp. had experienced a decline in value that was other-than temporary and, as a result, we wrote the value of the investment down to our $10 million estimate of recoverable value in the second quarter of 2007.

In early August 2007, we invested in $17 million of Canadian asset-backed commercial paper (ABCP) that has since been affected by the recent liquidity disruption in that market. We recorded a valuation provision of $2 million in our fiscal 2007 fourth quarter as an adjusting item to reflect our estimate of the current value of that asset. The provision reflects management's best estimate of the likely impairment based on a risk-adjusted estimate of expected future cash flows. Continuing uncertainties regarding the value of the assets, the nature and timing of future cash flows, and the outcome of the restructuring of this financial market may impact the amount that MDS will ultimately realize on this investment.

Consolidated interest expense, net

Interest expense for 2007 was $27 million compared to $21 million in 2006 and $15 million in 2005. Prior to February 2006, MDS capitalized interest on a portion of its long-term debt as part of the capital cost of the MAPLE project. We stopped capitalizing this interest when we transferred ownership of this asset to AECL under the terms of our 2006 settlement agreement and, as a result, no interest was capitalized in 2007. In 2006 and 2005, we capitalized $2 million and $9 million of interest, respectively. The balance of the increase in interest expense is due to rising short-term interest rates and the translation impact of reporting our Canadian dollar interest costs in US dollars.

Interest income was $25 million for fiscal 2007 compared to $15 million in 2006 and $9 million in 2005. Rising short-term interest rates, increasing cash balances, and the translation effect of reporting interest income on Canadian cash reserves in US dollars all contributed to the increase in interest income over the period. In addition, interest income for 2007 includes non-cash accrued interest that we recorded on long-term notes receivable for amounts due from AECL related to the sale of uranium target inventory to them last year and those related to the sale of our diagnostics business.

Consolidated income taxes

The effective tax rate for 2007 was 41% (2006 – 269%; 2005 – 33%). The 2007 tax rate was higher than our expected rate of 35%, due largely to the $17 million (2006 – $46 million; 2005 – $10 million) of investment tax credits that we classified as a reduction of our income tax expense for the year. As we incurred a loss before income taxes in 2007, we have reported an income tax recovery and, therefore, the impact of the investment tax credits is to increase the amount of the recovery and therefore also to increase the reported tax rate associated with that recovery.

The impact of investment tax credits on our 2006 tax rate was more significant because we applied investment tax credits totaling $20 million that had been recognized in years prior to 2006 against our income tax expense for 2006. These investment tax credits related to the MAPLE project, and had previously been deferred and recognized as a reduction to the carrying value of the project. Following the disposal of our interest in the project in 2006, these investment credits were recorded as a reduction of income tax expense.

During 2007, we incurred losses in certain foreign jurisdictions where we currently do not meet the criteria for recognition of a deferred tax asset. As a result, we have recorded full valuation allowances against these losses. The impact of these losses resulted in a reduction to our income tax recovery, reducing our effective income tax rate by 13% (2006 – 32%; 2005 – 13%).

Discontinued operations

The results of our discontinued businesses were as follows:

	2007	2006	2005
Net revenues	**$ 95**	$ 362	$ 555
Cost of revenues	**(57)**	(225)	(392)
Selling, general and administration	**(16)**	(53)	(95)
Depreciation and amortization	**-**	(10)	(12)
Goodwill write-down	**-**	-	(13)
Restructuring charges	**-**	(1)	(9)
Other expenses	**-**	(3)	
Operating income	**22**	70	34
Gain on sale of discontinued operations	**904**	24	-
Interest expense	**-**	-	(1)
Interest income	**1**	2	3
Income taxes	**(117)**	7	(7)
Minority interest	**(5)**	(8)	(9)
Equity earnings	**1**	3	2
Income from discontinued operations	**$ 806**	$ 98	$ 22
Basic EPS from discontinued operations	**$ 6.12**	$ 0.68	$ 0.16

Financial results from discontinued operations for 2007 include the operating results of MDS Diagnostic Services from November 1, 2006 to the date of sale and the gain realized as a result of the sale.

Income taxes applicable to our discontinued operations for fiscal 2006 include a $4 million recovery related to assets disposed of in the year and a $13 million tax recovery related to the recognition in 2006 of the tax benefit provided by capital losses of prior years that were not previously recognized. We expect to use these capital losses to reduce the amount of cash taxes payable resulting from the sale of the diagnostics business and accordingly have classified this recovery within discontinued operations.

The sale of Calgary Laboratory Services was finalized in early 2006. A goodwill impairment charge of $13 million was recorded in 2005 to reflect our anticipated recovery from this sale.

In November 2005, we completed the sale of our interest in Source Medical Corporation and recorded a gain of $24 million. The gain on this transaction was taxed at a low rate due to the availability of certain capital losses within MDS.

Other expenses in discontinued operations for 2006 include a $3 million non-cash valuation provision on long-term investments.

Liquidity and capital resources

	2007	2006	Change
Cash, cash equivalents, and short-term investments	**$ 337**	$ 382	(12%)
Operating working capital[1]	**$ 59**	$ 97	(39%)
Cash provided by continuing operating activities	**$ 178**	$ 25	612%
Cash used in continuing investing activities	**$ (622)**	$ (168)	270%
Cash used in continuing financing activities	**$ (449)**	$ (1)	n/m
Current ratio (excludes net assets held for sale)	**1.6**	2.4	n/m

[1] Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

The Company has maintained strong cash balances throughout the year and operating working capital is lower than the prior year at $59 million compared to $97 million. The decline in the level of working capital compared to the 2006 year-end reflects higher than usual accounts payable and accrued liabilities as at October 31, 2007. This reflects, in part, the balance that remains unpaid from the FDA and restructuring provisions recorded in the second quarter, along with an increase in trade payables at year-end, which was partially driven by increased capital expenditures in the fourth quarter. The FDA and restructuring provisions are offsetting the addition of operating working capital associated with MD.

The increase in accounts payable has also caused a drop in the current ratio from 2.4 at the end of fiscal 2006 to 1.6 at October 31, 2007. Current liabilities also reflect higher taxes payable balances than was the case for 2006 and a significant increase in the current portion of long-term debt. Neither of these liabilities is considered in the calculation of operating working capital. The significant increase in the current portion of long-term debt reflects the scheduled repayment of the first tranche of our December 2002 US dollar notes payable. This repayment was made on December 19, 2007.

Our primary uses of cash flow are operational expenses, investment in capital, interest and principal payments on our debt securities, and, in prior years, our dividend and share repurchase programs. During 2007, following the sale of our diagnostics business, we discontinued our quarterly dividend and we launched a share repurchase under the terms of a substantial issuer bid. Under this bid, we repurchased and cancelled approximately 22.8 million Common shares at a total cost of $441 million. Later in the year, we renewed a normal course issuer bid (NCIB) that authorizes us to repurchase up to 4,506,236 Common shares from time to time for a one-year period ending July 2, 2008. The repurchase of shares, if any, will be dependent upon the availability and alternative uses of capital, market conditions, and other factors. Although we renewed our NCIB during 2007, we repurchased no shares following the completion of the substantial issuer bid. In addition, no shares were repurchased during 2006; however, in 2005, we repurchased and cancelled 799,000 Common shares for $11 million under an NCIB.

Cash provided by continuing operating activities was $178 million, representing an increase of $153 million compared to last year. Cash used in discontinued operations amounted to $56 million for the period prior to the sale. These amounts compare to cash from continuing operations and from discontinued operations of $25 million and $104 million respectively for 2006 and $48 million and $65 million respectively for 2005.

Overall investing activities were a net source of $307 million of cash in 2007, principally due to the proceeds of $929 million received from the sale of our diagnostics business. We utilized $600 million of this cash in the acquisition of Molecular Devices, and a further $71 million to purchase property, plant, and equipment. Short-term investing was a net source of cash this year as we reduced our short-term investment balance by $33 million. Cash used in investing activities in 2006 included $51 million for the purchase of property, plant, and equipment and $135 million invested in short-term investments. Fiscal 2005 investing activities included $102 million spent on capital expenditures, an amount that significantly exceeded the current level of capital spending, due to the on-going investment in MAPLE.

As at the date of this report, we had $17 million in short-term investments in ABCP that was purchased in August 2007. This ABCP was due to mature on September 7, 2007 and the issuer has been affected by the recent liquidity issues in these investment markets. We received notice on the roll-over date that the sponsor of these obligations would be unable to meet its obligations. At the present time, we have limited information that would help us to determine the amount and timing of the repayment of these obligations. Based on the information we do have, we have estimated that a write-down in the value of these investments is required and, accordingly, we recorded a $2 million provision in the fourth quarter of 2007. In addition, while these investment vehicles would ordinarily qualify as cash equivalents, we believe that the current market conditions are such that it is no longer appropriate to record these investments as current assets. We have therefore classified these commercial paper assets as long-term investments that are available for sale.

We utilized $449 million of cash on financing activities this year, including $441 million spent on the substantial issuer bid. Other sources and uses of cash for financing activities were largely consistent with prior years.

We expect our operating cash inflows to remain strong throughout fiscal 2008. Cash outflows are expected to include FDA–related reimbursements to our customers and the payment of severance obligations associated with our restructuring activities. In addition, we made a principal repayment of $79 million on our long-term debt in December 2007. We believe that cash flow generated from operations, coupled with available cash on hand and borrowing capacity from existing financing sources, will be sufficient to meet these cash outflows along with our anticipated capital expenditures, research and development expenditures, and other cash requirements in 2008. We have available a C$500 million, five-year, committed, revolving credit facility to fund our liquidity requirements. There were no borrowings under this facility as at October 31, 2007. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our current sources of liquidity, and we do not believe that the current liquidity issues affecting the ABCP markets will have any significant impact on our liquidity. We remain in compliance with all covenants for our senior unsecured notes and our bank credit facility.

Contractual obligations

The following table summarizes our contractual obligations as at October 31, 2007 and the effect such obligations are expected to have on our liquidity and cash flows in future years. The table excludes amounts already recorded on the consolidated balance sheet as current liabilities and certain other purchase obligations discussed below:

	2008	2009	2010	2011	2012	Thereafter
Long-term debt and capital leases	$ 94	$ 20	$ 29	$ 17	$ 18	$ 206
Operating leases	22	22	21	17	15	47
Other contractual obligations	104	47	41	23	27	206
	$ 220	$ 89	$ 91	$ 57	$ 60	$ 459

Long-term debt consisted of $307 million of senior unsecured notes issued under a private placement during 2003, a $16 million note payable in connection with our MALDI acquisition in 2004, a $46 million, non-interest bearing, government loan; and other commitments totaling $15 million.

We have long-term supply arrangements totaling $336 million with certain suppliers that provide us with radioisotopes. This amount is included in other contractual obligations. These agreements provide for minimum purchase quantities, and certain prices are based on market rates at the time of delivery. The remaining balance of other contractual obligations is inclusive of commitments totaling $67 million relating to the outsourcing of certain information technology infrastructure services.

The Company has entered into contracts for other outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

The expected timing of payment of the obligations discussed above is estimated based on current information. The timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or, for some obligations, changes to agreed-upon amounts.

Guarantees

In the normal course of operations, we provide indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements and leasing transactions. These indemnification agreements may require us to compensate the counterparties for costs incurred as a result of various events. The terms of these indemnification agreements will vary based upon the contract and may not be subject to limitation in certain cases. The nature of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay to counterparties. None of the guarantees entered into by the Company required recognition on our books at October 31, 2007.

Off-balance sheet arrangements

MDS does not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Derivative instruments

We use derivative financial instruments primarily to manage our foreign currency and interest rate exposure. These instruments consisted of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with the Company's established risk management policies and procedures. All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and we utilize financial information provided by certain of these banks to assist us in determining the fair market values of the financial instruments.

The net unrealized mark-to-market value of all derivative instruments at October 31, 2007 was a liability of $6 million compared to a liability of $1 million at the end of 2006. The substantial increase from 2006 relates primarily to unrealized gains on forward foreign currency contracts on hand at October 31, 2007. These gains arose largely because of the significant drop in value of the US dollar relative to the Canadian dollar that occurred late in our fiscal year.

In addition to these traditional derivatives, isotope supply agreements totaling $107 million include terms that result in the creation of an embedded currency derivative under SFAS 133 – "Accounting for Derivative Instruments and

Hedging Activities". Under the rules contained in SFAS 133, we have determined the value of this derivative and marked it to market as at October 31, 2007. The supply contract is denominated in US dollars, and, as a result of the significant decrease in the value of the US dollar versus the Canadian dollar, we have recorded an unrealized, mark-to-market gain of $4 million on the contract in 2007. There was no significant mark-to-market adjustment required for the prior year.

Capitalization

		2007		2006	Change
Long-term debt	$	**384**	$	394	(3%)
Less: cash, cash equivalents, and short-term investments		**(337)**		(382)	(12%)
Net debt		**47**		12	292%
Shareholders' equity		**1,897**		1,354	40%
Capital employed[1]	$	**1,944**	$	1,366	42%

[1] *Capital employed is a measure of how much of our net assets are financed by debt and equity.*

Long-term debt decreased from $394 million to $384 million between October 2006 and October 2007 due to principal payments of $18 million, partially offset by currency translation for reporting purposes. The significant increase in shareholders' equity is a result of the $806 million after-tax gain on the sale of the diagnostics business, partially offset by the impact of the substantial issuer bid.

Share capital

Shares issued and outstanding		2007		2006		2005
Outstanding beginning of the year		**144,319**		142,099		141,826
Issued during the year		**1,090**		2,220		1,072
Repurchased and cancelled		**(22,831)**		-		(799)
Outstanding - end of year		**122,578**		144,319		142,099
Dividends declared per share	$	**0.03**	$	0.13	$	0.09
Market price per share:						
High	$	**22.15**	$	23.20	$	21.65
Average	$	**21.08**	$	20.81	$	18.37
Low	$	**19.31**	$	18.25	$	15.39
Book value per share[1]	$	**15.48**	$	11.02	$	10.03

[1] *Book value per share is calculated as Common shareholders' equity divided by the number of Common shares outstanding.*

As of December 31, 2007, the Company had 122,609,391Common shares outstanding and options outstanding to acquire 5,489,866 common shares

Risks and uncertainties

This section outlines risks and uncertainties that can have an impact on our operating results and financial position over the course of a year. A more detailed discussion of long-term risks and uncertainties and industry trends is contained in our AIF.

Exposure to foreign currencies

Approximately 90% of revenue is earned outside of Canada based on the customer's location. The majority of our export product revenues and a significant component of our foreign activities are denominated in US dollars. We believe that continued expansion outside of Canadian markets is essential if we are to achieve our growth targets. This expansion will subject us to volatility associated with changes in the value of the Canadian dollar. We manage certain exchange rate risks primarily through the use of forward foreign exchange controls.

In addition to foreign operations and export sales, our senior unsecured notes payable are denominated in US dollars. This long-term debt is recorded in the Canadian-dollar books of MDS Inc., the parent company, and is considered a hedge of our net investment in our US operations.

MDS maintains a centralized treasury function that operates under policies and guidelines approved by the Audit Committee of the Board of Directors, covering foreign currency exchange, funding, investing, and interest rate management. MDS's policies and guidelines prevent it from using any derivative instrument for trading or speculative purposes.

MDS will continue to monitor its current and anticipated exposure to fluctuations in foreign currency exchange rates and enter into currency derivatives contracts to manage the exposure.

Government regulation and funding
The cost of compliance with government regulation is necessary and impacts most of our businesses. Changes in policies, procedures, systems and staff training required by government regulation can have the effect of increasing the costs we incur to provide our products and services. We manage this risk to the degree possible through active participation in the review and approval process with regulatory bodies such as the FDA and the Canadian Nuclear Safety Commission.

Our pharmaceutical research facilities and our isotope manufacturing facilities are subject to audit and approval by the FDA and similar agencies. Failure to achieve approval by these agencies will impact our ability to secure contracts to perform work. Audit reports issued by relevant regulatory bodies could directly impact our ability to attract and retain work, as was our recent experience in our Montreal-area bioanalytical research facilities. We capitalize on such experiences by formalizing the learning into our standards to improve our quality assurance practices and customer quality and services.

Regulatory policies are designed to protect the public's health and can affect our drug development revenues if our customers are unable to move compounds from one stage to the next in a timely manner. We mitigate this risk by limiting our exposure to individual compounds and we maintain a balanced portfolio of development contracts.

Intellectual property
Our businesses are each dependent on intellectual property either in the form of patent protection of key technologies or unpatented proprietary methods and knowledge. We are exposed to the risk that others may gain knowledge of our proprietary methods, infringe on patents, or develop non-infringing competitive technologies. While we take vigorous action to defend our positions, we may not be able to control usage of this intellectual property by others to compete against us.

Acquisition and integration
MDS's growth strategy involves our ability to acquire, successfully integrate and operate businesses that contribute to our overall core focus. These acquisitions involve the commitment of capital and other resources, and large acquisitions will have a major financial impact in the year of acquisition and later. Our ability to effectively integrate, within our existing businesses, acquired technologies and products and services, or to retain key technical and managerial personnel can have a significant short-term impact on our ability to achieve our growth and profitability targets.

Research and development
During 2007, we recorded $68 million of R&D expenses in our analytical instruments and isotopes business units. All of our businesses depend to one extent or another on our ability to maintain technological competitiveness and our ability to provide leading-edge solutions to our customers. Ongoing investment in R&D will be required to grow and keep pace with a changing technological environment. The likelihood of success for any R&D project is inherently difficult to predict and could require a significant investment. We manage our R&D projects independently, and together with strategic alliance partners, against tightly defined project outlines that prescribe expected deliverables for each stage of a project. Projects must deliver certain measurable outcomes that we believe are indicators of the likelihood of future success in order to proceed through these design gates and qualify for additional funding.

Supply of reactor isotopes
Radioisotopes used in nuclear medicine are manufactured in electric-powered cyclotrons or nuclear reactors. A continuous and reliable supply of reactor radioisotopes such as molybdenum-99 and cobalt-60 is important to certain of our businesses. Routine and/or unscheduled shutdowns of these reactors can have a dramatic impact on our supply of radioisotopes at any point.

We have taken steps to build additional cobalt processing capacity with a major supplier, Rosenergoatom, and established new or negotiated extensions of existing long-term supply arrangements to diversify and secure our source of supply. Changes in maintenance schedules or the continued operations of the reactors manufacturing cobalt could impact the availability and timing of our purchases.

Contract cancellations
A majority of the revenues earned by the MDS Pharma Services business result from contracts which typically run several months for early stage clinical trials and as much as several years for Phase III/IV clinical trials. Terms of most contracts entered into by MDS Pharma Services entitle clients to cancellation rights that may be exercised by the client in the event of regulatory delay, if unexpected results are encountered at any stage of the development program or if a client makes decisions affecting the on-going development of a compound. Replacement of revenues expected to be

earned from cancelled contracts may take an extended period of time, and as a result, MDS Pharma Services revenue growth and profitability may be negatively impacted by contract cancellations in a material amount.

Venture capital investments
MDS has certain venture capital investments in biotechnology companies. We monitor our investees' capacity to raise and spend funds and to develop a commercial market for their products and services as well as their regulatory approval experience. We initially record investments on our books at cost and adjust these values to fair value, when available, by a change to other comprehensive income. There exists a risk that the carrying value of such investments could be in excess of fair value due to market conditions and this could result in provisions related to these investments.

Litigation and insurance
From time to time during the normal course of business, the Company and its subsidiaries are subject to litigation. At the present time there is no material outstanding litigation that is not covered by our insurance policies and that could have a material adverse impact on the Company's results or its financial position. We are aware of no threatened or pending litigation which could have a material adverse impact. We maintain a global insurance program with liability coverage up to $100 million to protect us from the financial risk associated with a claim made against us. Our ability to maintain insurance coverage with adequate limits and at a reasonable cost may be impacted by market conditions beyond our control.

Quarterly highlights

Following is a summary of selected financial information derived from the Company's unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. Prior periods have been restated to reflect the discontinuance of the operations discussed above.

(millions of US dollars, except earnings per share)

		Fiscal 2007	October 2007	July 2007	April 2007	January 2007
Net revenues	$	1,119	307	308	263	241
Operating income (loss)	$	(108)	1	(4)	(96)	(9)
Income (loss) from continuing operations	$	(33)	15	7	(55)	-
Net income (loss)	$	773	13	7	737	16
Earnings (loss) per share from continuing operations						
Basic and diluted	$	(0.25)	0.12	0.06	(0.40)	-
Earnings (loss) per share						
Basic	$	5.87	0.11	0.05	5.37	0.11
Diluted		5.86	0.11	0.05	5.35	0.11

(millions of US dollars, except earnings per share)

		Fiscal 2006	October 2006	July 2006	April 2006	January 2006
Net revenues	$	955	250	241	234	230
Operating income (loss)	$	(56)	(3)	(21)	(36)	4
Income (loss) from continuing operations	$	22	12	(2)	(1)	13
Net income (loss)	$	120	45	14	15	46
Earnings (loss) per share from continuing operations						
Basic and diluted	$	0.15	0.08	(0.01)	(0.01)	0.09
Earnings (loss) per share						
Basic and diluted	$	0.83	0.30	0.10	0.11	0.32

There were no unusual seasonal variations in these two 12-month periods. The acquisition of Molecular Devices occurred in the quarter ended April 30, 2007. The results from that quarter also reflect a provision of $61 million of FDA-related costs and $28 million of restructuring charges.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Outlook

On November 30 and December 5, 2007, we announced that MDS Nordion was experiencing an interruption in supply of medical isotopes from our primary supplier, Atomic Energy of Canada Limited while they completed a scheduled shutdown and an upgrade to the electrical system of the National Research Universal reactor. Our supplier worked closely with industry regulators and the Government of Canada on this matter, and they were able to resume production in late December. While we worked closely with our global supply network to lessen the impact of this shutdown, we were not able to mitigate fully the impact of this supply disruption on our results. We currently estimate the impact of this disruption on adjusted EBITDA at $5 million in total for the first quarter of 2008.

We closed our 2007 fiscal year strongly and, despite the supply issues at MDS Nordion, we believe that the Company is well positioned as we enter fiscal 2008. We are encouraged by the projected outlook for continued growth in our global markets, and we are focusing on being positioned in these markets to capitalize on these opportunities.

Our integration of MDS Analytical Technologies is tracking well to plan and we continue to believe that the MD business will meet or exceed our first year targets of $190 million in revenue and adjusted EBITDA of between $45 million and $50 million. We also anticipate continuing strong adjusted EBITDA margins from MDS Analytical Technologies as we complete our integration and migrate additional production capabilities to Asia. The addition of MD in 2007 included a global sales and marketing capability not previously available to us and we are taking steps to leverage this new potential.

We are pleased by the pace of new product launches for both our Sciex and MD brands, and we expect to continue to drive innovation in this business next year. Our MetaMorph® ICS microscope launch in our fourth quarter was well received and is an example of our commitment to provide leading-edge technology to our customers in the drug development industry. Strong sales of FLIPR Tetra and Image Express during the year have contributed to positive momentum as we enter fiscal 2008, and we expect continued growth from our new product platforms.

The improved profitability at MDS Pharma Services in 2007 is a first step towards moving this division to industry level performance. We believe that the majority of customer site audits required by the FDA have been substantially completed and all associated costs are expected to be covered by the remaining balance of our FDA provision. By year-end, the business had implemented 80% of the restructuring initiatives announced earlier in the year. As many of these initiatives were completed in the second half of 2007, the majority of the benefits are expected to be realized in 2008. We also invested heavily in new or expanded capacity in our core services to accelerate growth in key global markets. These investments include a significant expansion of our Phoenix Phase I facility and our Beijing central laboratory, as well as investments in customer-facing technology and systems designed to achieve our On-Time brand promise. We expect adjusted EBITDA in this business to benefit further in fiscal 2008 because of the actions we took this year.

Although we have been pleased with the performance of our late-stage operations this year, which produced strong revenue growth and solid adjusted EBITDA, we have been disappointed by a higher than normal rate of contract cancellations that occurred in the second half of the year and that have continued as we enter fiscal 2008. As noted in our previous MD&A discussion, these cancellations have resulted largely from corporate mergers and adverse events associated with the compounds affected, which is a risk of the business more fully described in our AIF. While the contract cancellations have resulted in reduced reported backlog at year-end, our focus on bidding on contracts from which we can achieve solid profitability has improved the quality of the remaining backlog. At this time, we have a number of proposals in the hands of clients and we are focused on building our backlog with new, profitable business; nevertheless, we expect that these cancellations will result in a reduction in the rate of revenue growth for our Phase II to IV services in 2008 compared to what we experienced in 2007.

MDS Nordion has continued solid performance this year and has been able to grow both revenues and adjusted EBITDA after taking into account the impact of foreign exchange, the Biogen Idec Inc. deferred revenue, and the unusual market conditions that existed in the first half of 2006. Our expanded contract for cobalt supply with Rosenergoatom positions MDS Nordion well to serve continued growth in cobalt sterilization demand in the future. The new products and partnerships we have announced in the past two years present growth opportunities as we focus on expanding our global molecular imaging franchise.

Changes in accounting standards and policies

In July 2006, the US Financial Accounting Standards Board (FASB) issued FASB interpretation ("FIN") No. 48 , "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company in the first quarter of fiscal 2008. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the effect that the adoption of FIN 48 will have on its consolidated results of operations and financial condition and is not yet in a position to determine the effects.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter of fiscal 2009. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements". SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the Company's statement of financial position and statement of operations and the elated financial statement disclosures. The Company applied the provisions of SAB 108 in the first quarter of fiscal 2007, and it did not have a material impact on its consolidated results of operations and financial condition.

On October 31, 2007, the Company adopted the recognition and disclosure requirements of SFAS No. 158, "Accounting for Defined Benefit Plans and Other Post-retirement Benefits" —an amendment of FASB Statements No. 87, 88, 106, and 132(R)". This statement requires employers that sponsor defined benefit plans to recognize the funded status of a benefit plan on its balance sheet; recognize gains, losses and prior service costs or credits that arise during the period that are not recognized as components of net periodic benefit cost as a component of other accumulated comprehensive income, net of tax; measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end balance sheet; and disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115". This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company is required to adopt the provisions of SFAS 159 effective for its 2009 fiscal year and is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" a substantial amendment to SFAS 141. The objective of this statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this statement establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt the provisions of SFAS 141R effective for acquisitions occurring after October 31, 2009.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51" The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements related to the non-controlling interest held by others in entities that are consolidated by the reporting entity. MDS does not consolidate entities with material non-controlling interests and the provisions of SFAS 160 are not expecting to have a material impact on its consolidated results of operations and financial condition.

Critical accounting policies and estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with US GAAP. These principles differ in certain significant respects from Canadian GAAP, and these differences are described and quantified in note 27 to the consolidated financial statements.

Our significant accounting policies are contained in Note 3 to the consolidated financial statements. Certain of these policies involve critical accounting estimates because they require us to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

Revenue recognition

Revenues are recorded when title to goods passes or services are provided to customers, the price is fixed or determinable, and collection is reasonably assured. For the majority of product revenues, title passes to the buyer at the time of shipment and revenue is recorded at that time.

Certain services are provided to customers on a per-unit pricing basis. Revenues for such services are recognized when the service has been performed and a contractual right to bill exists.

A significant portion of the Company's pharmaceutical research services revenues are provided under the terms of long-term contracts that can extend from several months to several years. Revenues on these contracts are recognized using the percentage-of-completion method based on a proportional performance basis using output as a measure of performance. Losses, if any, on these contracts are provided for in full at the time such losses are identified. Services performed in advance of billings are recorded as unbilled revenue pursuant to the contractual terms. In general, amounts become billable upon the achievement of certain milestones or in accordance with predetermined payment schedules. Changes in the scope of work generally result in a renegotiation of contract terms. Renegotiated amounts are not included in net revenues until earned. Billings in excess of services performed to date or in excess of costs plus estimated profits on contracts in progress are recorded as deferred revenue. Customer advances on contracts in progress are shown as liabilities, and reimbursable costs in excess of billings are recorded as unbilled revenue.

The Company recognizes revenue and related costs for arrangements with multiple deliverables, such as equipment and installation, as each element is delivered or completed based upon its relative fair value. If fair value is not available for any undelivered element, revenue for all elements is deferred until delivery is completed. When a portion of the customer's payment is not due until installation or acceptance, the Company defers that portion of the revenue until completion of installation or acceptance has been obtained. Revenues for training are deferred until the service is completed. Revenues for extended service contracts are recognized ratably over the contract period. Provisions for discounts, warranties, rebates to customers, returns and other adjustments are provided for in the period the related sales are recorded.

Valuation of goodwill

Goodwill is not amortized, but is assessed for impairment at the reporting unit level annually, or sooner if events or changes in circumstances indicate that the carrying amount could exceed fair value. Goodwill is assessed for impairment using a two-step approach, with the first step being to assess whether the fair value of the reporting segment with which the goodwill is associated is less than its carrying value. If this is the case, a second impairment test is performed which requires a comparison of the fair value of goodwill to its carrying amount. If the fair value is less than our carrying value, goodwill is considered impaired and an impairment charge must be recognized immediately.

Assessing the fair value of a reporting unit requires that we make numerous estimates, including estimating future cash flows and interest rates. Variations in these estimates will cause material differences in the result. We have not changed our approach to determining the fair value of our reporting units over the last two years and we are not aware of any trends that will affect our methodology or significant assumptions.

Intangible assets

Intangible assets include the value of the MAPLE supply agreement, acquired patents, technology, customer relationships, licences, and long-term service contracts, which are recorded as intangibles on the consolidated statements of financial position. Intangible assets are recorded at cost and are amortized over periods that approximate their useful lives, beginning when the assets are put into service and ranging from three to seven years.

Because many intangible assets are associated with technology that is evolving and for which obsolescence is a significant risk, the carrying value of intangible assets is evaluated at least once per year. In the event that management determines that it is unlikely that the Company will be able to fully recover the carrying value of intangible assets from the undiscounted cash flow that can be generated in the future from related products or services, the intangible assets are written down to approximate our estimate of their net realizable value.

Determining the acquisition cost of intangible assets and assessing the carrying value of those assets we own at a period-end requires that we make estimates related to the future cash flows we expect to generate through the ownership and use of the underlying asset or technology. These estimates are updated on an annual basis and may change from year to year, based on our expectations of future revenues and costs associated with the products that may be developed. We are not aware of any trends that would cause us to believe that fair value of these assets in a future period would be insufficient to support the current carrying value.
Essentially all acquired technology and licences relate to our analytical instruments business. The long-term supply agreement included with intangible assets relates to our molecular imaging business.

Valuation of long-term investments
Long-term investments that are carried at cost or accounted for using the equity method are reviewed to determine whether their fair value is below carrying value. Investments are reviewed periodically to determine if there has been a decline in value that is other than temporary. An investment is considered impaired if any such decline is considered other than temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the investee; and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. In the event that impairment has occurred, the carrying value of the investment is written down to an amount that reflects management's estimate of what could be received from a sale of the investment after paying costs of disposal. We are not aware of any trends that would cause us to believe that the carrying value of long-term investments is materially in excess of their fair value.

Property, plant, and equipment
Property, plant, and equipment are recorded at cost and depreciated at varying rates over their estimated useful lives. Management sets these rates based on experience with these or similar assets. Costs incurred on assets under construction are capitalized as construction in progress. Costs capitalized on these projects include the direct costs of construction, equipment installation and testing, and interest costs associated with financing large, long-term projects. No depreciation is recorded on such assets until they are placed in service.

At each period-end, management reviews the total costs capitalized on all construction projects to determine whether or not the carrying value of the assets can be recovered from the undiscounted, expected, net future cash flow generated by the assets. If there is no reasonable expectation that the costs can be recovered, the carrying value of the asset is reduced to the estimated recoverable amount and the excess is charged to income. This process is subject to significant judgment and could be materially affected by variations in estimates of future cash flows. At the present time, we are not aware of any trends that would cause us to change our expectations of future cash flows from these long-term investments.

Income taxes
We operate globally and are, therefore, subject to income taxes in multiple jurisdictions. The income tax expense reported in the consolidated statements of operations is based on a number of different estimates made by management. Our effective tax rate can change from year to year based on the mix of income among the different jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the estimated values of deferred tax assets and liabilities recorded on our consolidated statement of financial position. The impact of these changes is reflected in income tax expense for the year. We do not allocate income tax expenses to our reportable segments.

The income tax expense reflects an estimate of cash taxes expected to be paid in the current year, as well as a provision for changes arising this year in the value of deferred tax assets and liabilities. The likelihood of recovering value from deferred tax assets requires us to determine whether it is more likely than not that all or a portion of the deferred tax assets will be realized from such items as loss carryforwards and the future tax depreciation of property, plant, and equipment. At each quarter-end, we assess the valuation of deferred tax assets and establish or adjust a valuation reserve, if necessary. Changes in the amount of the valuation reserve required can materially increase or decrease the tax expense in a period. Significant judgment is applied to determine the appropriate amount of valuation reserve to record.

Restructuring charges
We have approved plans to restructure certain operations and, as such, we are required to establish critical estimates surrounding exit costs and workforce reductions. Because the determination of the restructuring provision is a complex process and the roll-out of a restructuring plan could span multiple periods, we might be required to update estimates to reflect actual payments made. Any adjustments made will be disclosed in the notes to our consolidated financial statements and could span all reported segments.

Employee future benefits
Certain estimates and assumptions are used to actuarially determine the Company's defined pension and employee future benefit obligations. The expected rate of return on plan assets, discount rate, rate of compensation increase, and health care cost trend rate are important elements of cost and/or obligation measurement.

The discount rate, which is determined annually, allows us to reflect estimated future benefit payments at their present value on the measurement date, and is based on market rates for high-quality fixed income investments available for the period to maturity of the benefits. A lower discount rate increases the benefit cost and obligation. The impact of changes in the rates used for estimating the value of employee future benefits is set out in note 21 to our consolidated financial statements. All reported segments are affected by accounting for employee future benefits.

Stock-based compensation
The Company uses the fair value method of accounting for stock-based compensation. The fair value of the options are estimated using the Black-Scholes option pricing model using estimated forfeiture rates, volatility, expected life of the options and the risk-free interest rate.

Controls and Procedures
Management is responsible for the design and operation of disclosure controls and procedures and internal control over financial reporting and is required to evaluate the effectiveness of these controls on an annual basis.

An effective system of disclosure controls and procedures and internal controls over financial reporting is highly dependent upon adequate policies and procedures, human resources and information technology. All control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures. As a result, there is no certainty that our disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud.

In addition, changes in business conditions or changes in the nature of the Company's operations may render existing controls inadequate or affect the degree of compliance with policies and procedures. Accordingly, even disclosure controls and procedures and internal control over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives.

At the end of the period covered by this report, management conducted an evaluation of the Company's disclosure controls and procedures and internal control over financial reporting. Our conclusions are set out below:

Disclosure controls and procedures
Management of MDS, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators (CSA)) and have concluded that as a result of the material weakness described below related to the US GAAP valuation of certain stock-based incentive compensation plans under Statement of Financial Accounting Standards No. 123 (revised 2004) Share-Based Payments (SFAS 123R), such disclosure controls and procedures were not effective as at October 31, 2007. Management believes that the reported material weakness is narrow in scope and that it does not have a pervasive impact on disclosure controls and procedures or internal control over financial reporting at MDS.

Management's annual report on internal control over financial reporting
Management of MDS is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

Management of MDS, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our internal control over financial reporting using the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management believes that the COSO framework is a suitable framework for its evaluation of the Company's internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of MDS's internal control, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of the Company's internal control are not omitted, and is relevant to an evaluation of internal control over financial reporting.

As permitted by the rules established by the SEC pertaining to in-year acquisitions, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include Molecular Devices Corp. (MDC), which was acquired during 2007 and is included in the 2007 consolidated financial statements of MDS. MDC constituted 4.6% and 4.6% of total and net assets, respectively, as of October 31, 2007 and 11.6% and 2.1% of revenues and net income, respectively, for the year then ended.

As a result of our internal controls review, we have concluded that effective internal control over financial reporting was not maintained with respect to accounting for and disclosure of the fair value of compensation expense and period-end liabilities for certain stock-based incentive compensation plans for US GAAP reporting. For Canadian GAAP reporting, our stock-based incentive compensation plans have been correctly valued and reported in compliance with CICA Handbook No. 3870 Stock-Based Compensation and Other Stock-Based Payments (HB 3870). Under HB 3870, these plans are valued for Canadian GAAP using an intrinsic value (market) approach, while SFAS 123R requires a more complex fair value methodology for US GAAP which takes into consideration volatility and probability to calculate the associated liability. During our year-end audit, it was discovered that certain stock-based incentive compensation plans were not correctly valued for US GAAP reporting under SFAS 123R. As this error was detected during the year-end audit, it was corrected prior to the issuance of our 2007 US GAAP financial statements for the fiscal year; however, over the course of the year, our 2007 interim quarterly reports understated US GAAP net income by a total of $4 million as previously reported in the Canadian to US GAAP reconciliation tables contained in the notes to the 2007 interim financial statements. As this error resulted in a material audit adjustment to our US GAAP statements for fiscal 2007 and a restatement of the 2007 interim financial statements to correct the Canadian to US GAAP reconciliation tables in the notes to the financial statements, we have concluded that this constitutes a material weakness in the Company's internal control over financial reporting and that the Company's internal control over financial reporting was not effective as at October 31, 2007.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Ernst & Young LLP, a registered public accounting firm that has audited the consolidated financial statements of MDS for the fiscal year ended October 31, 2007, has also issued a report on financial statements and internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). A copy of their report dated January 22, 2008 can be found on page 31.

Changes in internal control over financial reporting

There have been no changes in MDS's internal control over financial reporting during the fiscal year ended October 31, 2007 that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

To address the material weakness identified, subsequent to October 31, 2007, management implemented measures to remediate the control deficiency, including review of the fair value of certain stock-based incentive compensation plans with third-party experts in the field and other measures that strengthen internal control associated with the calculation and reporting of the fair value of stock-based incentive compensation plan liability and expense. These measures were implemented for purposes of preparing the 2007 annual financial statements under US GAAP and will be similarly used to prepare amendments to financial information in our revised interim reports for the fiscal 2007 quarters. Although we believe that the reported material weakness is narrow in scope and that it does not have a pervasive impact on internal control over financial reporting at MDS, we will continue to evaluate our internal control over financial reporting on an on-going basis and will upgrade and enhance internal control over financial reporting as needed.

CONSOLIDATED FINANCIAL STATEMENTS

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements and management discussion and analysis of MDS and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in conformity with generally accepted accounting principles in the United States and Canada using the best estimates and judgments of management, where appropriate. The most significant of these accounting principles are set out in notes 3 and 27 to the consolidated financial statements.

The MD&A has been prepared in accordance with National Instrument 51-102 of the Canadian Securities Administrators, taking into consideration other relevant guidance, including Regulation S-K of the US Securities and Exchange Commission ("SEC").

MDS maintains systems of internal accounting and administrative controls designed to provide reasonable assurance that the financial information is relevant, reliable, accurate, and disclosed in a timely manner, and that the Company's assets are appropriately accounted for and adequately safeguarded. During the past year, management has continued to improve and document the design and operating effectiveness of internal control over financial reporting. The results of management's work have been subjected to audit by the shareholders' auditors. As at year end, we determined that internal control over financial reporting is not effective as disclosed in *Management's Annual Report on Internal Control over Financial Reporting* starting on page 28. In compliance with Section 302 of SOx, MDS's Chief Executive Officer and Chief Financial Officer provided to the SEC a certification related to MDS's annual disclosure document in the US (Form 40-F). The same certification was provided to the Canadian Securities Administrators.

The Internal Auditor of the Company reviews and reports on MDS's internal controls, including such testing as is deemed to be required. The Internal Auditor has full and independent access to the Audit Committee of the Board of Directors.

The Board of Directors has appointed an Audit Committee consisting of five outside directors. The Committee meets regularly to review with management and the auditors any significant accounting, internal control and auditing matters, and to review and finalize the interim and annual financial statements of the Company along with the independent auditors' report prior to the submission of the financial statements to the Board of Directors for final approval.

These consolidated financial statements have been audited by Ernst & Young LLP, which have been appointed as the auditors of the Company by the shareholders. As auditors, Ernst & Young LLP obtain an understanding of MDS's internal controls and procedures for financial reporting to plan and conduct such audit procedures as they consider necessary to express their opinion on the consolidated financial statements. As auditors, Ernst & Young LLP has full and independent access to the Audit Committee to discuss their findings.

Stephen P. DeFalco
President and Chief Executive Officer
Toronto, Canada
January 22, 2008

Douglas S. Prince
Executive Vice-President and Chief Financial Officer
Toronto, Canada
January 22, 2008

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm on Internal Controls

To the Shareholders and Board of Directors of MDS Inc.

We have audited MDS Inc.'s internal control over financial reporting as of October 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). MDS Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

As indicated in the accompanying Management's annual report on internal control over financial reporting, Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Molecular Devices Corp., which is included in the 2007 consolidated financial statements of MDS Inc. and constituted 4.6% and 4.6% of total and net assets, respectively, as of October 31, 2007 and 11.6% and 2.1% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of MDS Inc. also did not include an evaluation of internal control over financial reporting of Molecular Devices Corp.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. Management has reported a material weakness over the accounting for and disclosure of the fair value of compensation expense and period-end liabilities for certain stock-based incentive plans under SFAS 123(R). This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 financial statements, and this report does not affect our report dated January 22, 2008 on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, MDS Inc. has not maintained effective internal control over financial reporting as of October 31, 2007, based on the COSO criteria.

Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
January 22, 2008

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders of MDS Inc.

We have audited the consolidated statements of financial position of MDS Inc. (the "Company") as at October 31, 2007 and 2006 and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended October 31, 2007. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2007 and 2006 and the result of its operations and its cash flows for each of the three years in the period ended October 31, 2007 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2(b), the Company has restated retained earnings and goodwill as at November 1, 2004. In addition, as discussed in Note 2(a), the Company has changed its policy for the treatment of investment tax credits. Further and as discussed in Note 3, effective October 31, 2007, the Company adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans. As described in Note 2, the Company has adopted US GAAP in these financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of October 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 22, 2008 expressed our opinion that MDS Inc. has not maintained effective internal control over financial reporting as of October 31, 2007.

Ernst + Young LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
January 22, 2008

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at October 31 (millions of US dollars)		2007		2006 (restated – see note 2)
ASSETS				
Current Assets				
Cash and cash equivalents	$	**235**	$	247
Short-term investments, net		**102**		135
Accounts receivable, net		**287**		224
Unbilled revenue		**99**		122
Inventories, net		**128**		80
Income taxes recoverable		**54**		42
Current portion of deferred tax assets		**45**		-
Prepaid expenses and other		**22**		21
Assets of discontinued operations		**1**		196
Total Current Assets		**973**		1,067
Property, plant and equipment, net		**386**		334
Deferred tax assets		**4**		47
Long-term investments and other		**290**		176
Goodwill		**782**		397
Intangible assets, net		**583**		322
Total Assets	$	**3,018**	$	2,343
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts payable and accrued liabilities	$	**384**	$	237
Deferred revenue		**71**		92
Income taxes payable		**57**		8
Current portion of long-term debt		**94**		20
Current portion of deferred tax liabilities		**10**		-
Liabilities of discontinued operations		**-**		114
Total Current Liabilities		**616**		471
Long-term debt		**290**		374
Deferred revenue		**17**		17
Other long-term obligations		**30**		24
Deferred tax liabilities		**168**		103
Total Liabilities		**1,121**		989
Shareholders' Equity				
Common shares, at par – Authorized shares: unlimited; Issued and outstanding shares: 122,578,331 and 144,319,249 for 2007 and 2006, respectively		**493**		566
Additional paid-in capital		**72**		69
Retained earnings		**842**		391
Accumulated other comprehensive income		**490**		328
Total Shareholders' Equity		**1,897**		1,354
Total Liabilities and Shareholders' Equity	$	**3,018**	$	2,343

Incorporated under the Canada Business Corporations Act
See accompanying notes

On behalf of the Board:

John T. Mayberry, Director

Robert W. Luba, Director

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended October 31 (millions of US dollars except per share amounts)		2007		2006		2005
Revenues						
Products	$	564	$	438	$	396
Services		555		517		491
Reimbursement revenues		91		105		95
Total revenues		1,210		1,060		982
Costs and expenses						
Direct cost of products		(360)		(296)		(269)
Direct cost of services		(338)		(362)		(321)
Reimbursed expenses		(91)		(105)		(95)
Selling, general and administration		(265)		(220)		(210)
Research and development		(68)		(53)		(51)
Depreciation and amortization		(79)		(51)		(47)
Restructuring charges - net		(37)		7		(51)
Other expense - net		(80)		(36)		(14)
Total costs and expenses		(1,318)		(1,116)		(1,058)
Operating loss from continuing operations		(108)		(56)		(76)
Interest expense		(27)		(21)		(15)
Interest income		25		15		9
Mark-to-market on interest note swaps		1		-		(2)
Equity earnings		53		49		41
Loss from continuing operations before income taxes		(56)		(13)		(43)
Income taxes (expense) recovery						
- current		25		65		(1)
- deferred		(2)		(30)		15
Income (loss) from continuing operations		(33)		22		(29)
Income from discontinued operations - net of income tax		806		98		22
Net income (loss)	$	773	$	120	$	(7)
Basic earnings per share						
- from continuing operations	$	(0.25)	$	0.15	$	(0.21)
- from discontinued operations		6.12		0.68		0.16
Basic earnings per share	$	5.87	$	0.83	$	(0.05)
Diluted earnings per share						
- from continuing operations	$	(0.25)	$	0.15	$	(0.21)
- from discontinued operations		6.11		0.68		0.16
Diluted earnings per share	$	5.86	$	0.83	$	(0.05)

See accompanying notes

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(millions of US dollars, except common shares in thousands)

	Common Shares	Shares Amount	Additional Paid-in Capital	Retained Earnings $ (restated see note 2)	Accumulated Other Comprehensive Income	Total Shareholders' Equity $ (restated see note 2)
	(#000s)	$	$		$	
Balance at October 31, 2004	141,826	$ 526	$ 64	$ 316	$ 252	$ 1,158
Other comprehensive income:						
Net loss				(7)		(7)
Foreign currency translation, net of tax					20	20
Unrealized loss on available-for-sale securities					(6)	(6)
Reclassification of realized losses, net of tax					2	2
Dividends				(15)		(15)
Issuance of common shares	443	7				7
Repurchase and cancellation of common shares	(799)	(4)		(7)		(11)
Stock options exercised	629	6				6
Stock-based compensation			3			3
Balance at October 31, 2005	142,099	535	67	287	268	1,157
Other comprehensive income:						
Net income				120		120
Foreign currency translation					61	61
Unrealized loss on available-for-sale securities, net of tax					(10)	(10)
Reclassification of realized losses, net of tax					9	9
Dividends				(16)		(16)
Issuance of common shares	361	7				7
Stock options exercised	1,859	24				24
Stock-based compensation			2			2
Balance at October 31, 2006	144,319	566	69	391	328	1,354
Other comprehensive income:						
Net income				773		773
Foreign currency translation, net of tax					183	183
Unrealized loss on available-for-sale securities					(3)	(3)
Unrealized gain on derivatives designated as cash flow hedges, net of tax					8	8
Reclassification of realized gains, net of tax					(4)	(4)
Adoption of FAS 158, net of tax					11	11
Dividends				(4)		(4)
Issuance of common shares	108	2				2
Repurchase and cancellation of common shares	(22,831)	(90)		(318)	(33)	(441)
Stock options exercised	982	15	(1)			14
Stock-based compensation			4			4
Balance at October 31, 2007	122,578	$ 493	$ 72	$ 842	$ 490	$ 1,897

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended October 31 (millions of US dollars)	2007	2006	2005
Cash flows from operating activities			
Net income (loss)	$ 773	$ 120	$ (7)
Income from discontinued operations - net of tax	806	98	22
Income (loss) from continuing operations	(33)	22	(29)
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations			
Items not affecting current cash flow	128	94	76
Net changes in non-cash working capital balances relating to operations	83	(91)	1
Cash provided by operating activities of continuing operations	178	25	48
Cash provided by (used in) operating activities of discontinued operations	(56)	104	65
	122	129	113
Investing activities			
Acquisitions	(600)	-	(5)
Proceeds from MAPLE interest	-	24	-
Purchases of property, plant and equipment	(71)	(51)	(102)
Proceeds on sale of property, plant and equipment	4	-	-
Proceeds from sale of businesses and investments	13	5	-
Proceeds on sale of short-term investment	165	-	-
Purchases of short-term investments	(118)	(135)	-
Other	(15)	(11)	(3)
Cash used in investing activities of continuing operations	(622)	(168)	(110)
Cash provided by (used in) investing activities of discontinued operations	929	73	(2)
Financing activities			
Repayment of long-term debt	(18)	(7)	-
Increase (decrease) in deferred revenue and other long-term obligations	(2)	(7)	(5)
Payment of cash dividends	(3)	(13)	(11)
Issuance of shares	15	26	9
Repurchase of shares	(441)	-	(11)
Cash used in financing activities of continuing operations	(449)	(1)	(18)
Cash used in financing activities of discontinued operations	(2)	(12)	(11)
Effect of foreign exchange rate changes on cash and cash equivalents	10	11	4
Increase (decrease) in cash and cash equivalents during the year	(12)	32	(24)
Cash and cash equivalents, beginning of year	247	215	239
Cash and cash equivalents, end of year	$ 235	$ 247	$ 215
Cash interest paid	$ 22	$ 21	$ 20
Cash taxes paid	$ 15	$ 9	$ 18

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All tabular amounts in millions of US dollars, except where noted]

1. Nature of Operations

MDS Inc. (MDS or the Company) is a Canadian-based global life sciences company that provides market-leading products and services that its customers need for the development of drugs and the diagnosis and treatment of disease. The Company is a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. The Company has three business segments: MDS Pharma Services (MDSPS), which provides pharmaceutical contract research; MDS Nordion, which is focused on molecular imaging and radiotherapeutics; and MDS Analytical Technologies (MDS AT), which involves the development, manufacture, and sale of analytical instruments. In 2007, the Company acquired Molecular Devices Corporation , which was combined with MDS Sciex to form MDS Analytical Technologies. (See Note 4)

The Company's customers include a broad range of manufacturers of medical products including pharmaceutical manufacturers, biotechnology companies, and manufacturers of medical supplies and devices, in addition to academic and government institutions. These customers are located in essentially all major international markets.

2. Changes Affecting Fiscal 2007 Consolidated Financial Statements

a) Change in reporting currency and generally accepted accounting principles

As a Canadian-based company, MDS historically has prepared its consolidated financial statements in Canadian dollars in conformity with accounting principles generally accepted in Canada and has also provided a reconciliation to United States (US) generally accepted accounting principles (GAAP).

To enhance its communication with its shareholders, improve comparability of financial information with its competitors and peer group, and promote a common financial language within MDS, beginning with its fiscal 2007 year-end, the Company adopted the US dollar as its reporting currency and US GAAP as its primary reporting standard for the presentation of its consolidated financial statements. All comparative financial information contained herein has been revised to reflect the Company's results as if they had been historically reported in US dollars and in accordance with US GAAP *(See Note 27–Canadian GAAP Supplemental Information).*

All revenues, expenses and cash flows for each year were translated into the reporting currency using average rates for the year, or the rates in effect at the date of the transaction for significant transactions. Assets and liabilities were translated using the exchange rate at the end of each year. All resulting exchange differences are reported as a separate component of accumulated other comprehensive income. The functional currency of each of the Company's operations is unchanged. Assets and liabilities of the Company's operations having a functional currency other than US dollars are consolidated and translated into US dollars using the exchange rate in effect at the end of the period, and revenues and expenses are translated at the average rate during the period.

The cumulative impact of the change in reporting currency was to increase the cumulative translation adjustment by $371 million through October 31, 2006.

In addition, in adopting US GAAP, the Company has changed its accounting policy for non-refundable investment tax credits (ITCs). In these consolidated financial statements, the Company has recorded non-refundable ITCs as a reduction in income tax expense for the year in which the ITC is recognized. Previously, the Company recorded non-refundable ITCs as a reduction of the related expenditure. Management believes this accounting policy change will make the Company's reporting of ITCs consistent with the majority of other companies.

There is no impact on net income from continuing operations, earnings per share, or retained earnings of any period as a result of this change. This change in policy increased (decreased) other lines on the statements of operations as follows:

	2007	2006	2005
Direct cost of services	$ **6**	$ 12	$ 6
Research and development	**5**	7	4
Other expense – net	**6**	27	-
Current income taxes	**(17)**	(46)	(10)

b) Correction of prior period figures

As a result of adopting US GAAP as the primary reporting standard for the Company, management has determined that investment tax credits (ITCs) having an after-tax value of $13 million realized in its fiscal year ended October 31, 2001

[All tabular amounts in millions of US dollars, except where noted]

and resulting from its acquisition of Phoenix International Life Sciences Inc. in the previous year had not been identified as a net income reconciliation item in the GAAP reconciliation note for fiscal 2001.

Under Canadian GAAP, acquired ITCs that are determined to have nil value for purposes of purchase price allocation are, if subsequently realized, recorded as income. Under US GAAP, such acquired ITCs are recorded when realized as a reduction in goodwill arising from that prior period acquisition. This item should therefore have been identified as a US GAAP net income reconciliation item in fiscal 2001. In subsequent periods, the reported amount of goodwill and retained earnings for US GAAP purposes were likewise overstated by this amount. The Company has corrected this error by restating opening retained earnings for fiscal 2005 in the accompanying consolidated statement of shareholders' equity and reducing the carrying value of goodwill by $13 million. The impact of this restatement has been similarly reflected for subsequent periods.

c) Other adjustments

MDS has adopted the provisions of Staff Accounting Bulletin No. 108 – *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.* In accordance with the provisions of SAB No. 108, the Company has recorded a cumulative adjustment to correct the treatment of certain deferred charges and related income tax expenses. The adjustments resulted in an increase in fiscal 2005 opening retained earnings of $2 million and an adjustment to the tax expense associated with prior year deferred charges that reduced fiscal 2005 opening retained earnings by $4 million. The cumulative net effect of these adjustments on retained earnings as at November 1, 2004 is a reduction of $2 million. In addition, the Company has recorded a $6 million reduction in November 1, 2004 retained earnings and a corresponding increase in additional paid-in capital to correct an amount that had previously been misclassified in the continuity of retained earnings.

The impact of each of these adjustments is considered to be immaterial on all reported periods. Aside from the impact on opening retained earnings for fiscal 2005, these adjustments had no impact on other figures for the periods contained in these consolidated financial statements.

3. Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements have been prepared by the Company in US dollars and in accordance with US GAAP applied on a consistent basis. These policies are consistent with accounting policies generally accepted in Canada (Canadian GAAP) in all material respects except as described in Note 27.

Principles of consolidation

The consolidated financial statements include the accounts of all entities controlled by the Company, which are referred to as subsidiaries. The Company has no interests in variable interest entities of which the Company is the primary beneficiary. All significant inter-company accounts and transactions have been eliminated.

The equity method of accounting is used for investments in entities for which the Company does not have the ability to exercise control, but has significant influence, and entities which are jointly owned and controlled (referred to as joint ventures).

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used in accounting for, among other items, revenues from long-term contracts, inventory valuation, residual values of leased assets, allowance for credit losses on receivables, the amount and timing of future cash flows expected to be received on long-term investments, actuarial assumptions for the pension and other post-employment benefit plans, future cash flows associated with goodwill and long-lived asset valuations, and environmental and warranty reserves. The Company's estimates are based on the facts and circumstances available at the time estimates are made, historical experience, risk of loss, general economic conditions and trends, and the Company's assessments of the probable future outcomes of these matters. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the consolidated statement of operations in the period that they are determined.

Cash and cash equivalents
Cash and cash equivalents include cash on hand, balances with banks, demand deposits, and investments with maturities of three months or less at the time the investment is made. The fair value of cash and cash equivalents approximates the amounts shown in the consolidated financial statements.

Short-term investments
Short-term investments are investments with original maturities of greater than three months and less than one year at the time the investment is made.

The Company accounts for its short-term investments in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Short-term investments included securities that are classified as available-for-sale and are reported at fair value.

Realized gains and losses on securities are included in income and are determined using the specific identification method. Unrealized holding gains and losses on securities classified as available-for-sale are excluded from income and are reported in accumulated other comprehensive income, net of related income taxes.

Allowance for doubtful accounts
The Company maintains bad debt reserves based on a variety of factors, including the length of time the receivables are past due, macroeconomic conditions, significant one-time events, historical experience and the financial condition of customers. The Company records a specific reserve for individual accounts when it becomes aware of a customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to a customer change, the Company would further adjust estimates of the recoverability of receivables.

Inventories
Inventories of raw materials and supplies are recorded at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market. Finished goods and work in process include the cost of material, labor and manufacturing overhead and are recorded on a FIFO basis at the lower of cost or market.

Property, plant, and equipment
Property, plant and equipment, including assets under capital leases, are carried in the accounts at cost less accumulated depreciation. Gains and losses arising on the disposal of individual assets are recognized in income in the period of disposal.

The costs associated with modifications to facilities owned by others to permit isotope production are deferred and recorded as facility modifications and amortized over the expected contractual production.

Costs, including financing charges and certain design, construction and installation costs, related to assets that are under construction and are in the process of being readied for their intended use are recorded as construction in progress and are not subject to depreciation.

Depreciation, which is recorded from the date on which each asset is placed into service, is generally provided for on a straight-line basis over the estimated useful lives of the property, plant and equipment as follows:

Buildings	25 – 40 years
Equipment	3 – 10 years
Furniture and fixtures	3 – 10 years
Computer systems	3 – 7 years
Leaseholds improvements	Term of the lease plus renewal periods, when renewal is reasonably assured

Capitalized software
The Company accounts for internal-use software in accordance with the provisions of AICPA Statement of Position (SOP) No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which requires capitalization of certain internal and external costs incurred to acquire or create internal use software, principally related to software coding, designing system interfaces, and installation and testing of the software. Costs incurred in the preliminary project stage and the post-implementation stage are expensed as incurred. The Company amortizes capitalized costs using the straight-line method over the estimated useful life of the software, generally over a period of three to seven years.

Goodwill
All business combinations are accounted for using the purchase method. Goodwill represents the excess of the purchase price and related costs over the fair value assigned to the net tangible and intangible assets of the business acquired. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill is not amortized but is tested for impairment, at least annually, at the business segment level.

An assessment of the recoverability of goodwill is performed by the Company each fiscal year. This same impairment test will be performed at other times during the course of the year should an event occur which suggests that the recoverability of goodwill should be reconsidered.

Intangible assets
Intangible assets consist of acquired technology, brands, acquired supply agreements and license rights. Intangible assets acquired through asset acquisitions or business combinations and are initially recognized at fair value based on an allocation of the purchase price.

Supply agreements and license rights are amortized on a straight-line basis over their useful life, which is the term of the supply agreement or license right. Acquired technology represents the value of proprietary "know-how" that was technologically feasible as of the acquisition date. Acquired technology is amortized on a straight-line basis over its estimated useful life, which ranges between two and seven years.

Brands represent the value placed on a corporate brand as well as the product brands used to promote the Company and its products in the marketplace. The acquired brands have definite lives and are amortized on a straight line basis over their estimated useful life.

The Company evaluates the reasonableness of the estimated useful lives of these intangible assets on an annual basis.

In accordance with SFAS No. 141 "Business Combinations", MDS immediately expenses acquired in-process research and development.

Impairment of long-lived assets
The Company evaluates the carrying value of long-lived assets, including property, plant and equipment, for potential impairment when events and circumstances warrant a review in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets". Factors that the Company considers important that could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business, significant negative industry or economic trends, a significant decline in the Company's stock price for a sustained period, and the Company's market capitalization relative to its net book value.

The carrying value of a long-lived asset is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value. In that event, a loss is recognized in an amount equal to the difference between the carrying value and fair value less costs of disposal by a charge to income. The anticipated net recoverable amount for a long-lived asset is an amount equal to the anticipated undiscounted cash flows net of directly attributable general and administration costs, carrying costs, and income taxes, plus the expected residual value, if any.

When required, the fair values of long-lived assets are estimated using accepted valuation methodologies, such as discounted future net cash flows, earnings multiples, or prices for similar assets, whichever is most appropriate under the circumstances.

Long-term investments
The Company accounts for long-term investments where it has the ability to exercise significant influence using the equity method of accounting in accordance with Accounting Principles Board Opinion (APB) No.18, "The Equity Method of Accounting for Investments in Common Stock.". In situations where the Company does not exercise significant influence over a long-term investee that is not publicly listed, the investments are recorded at cost. Investments in public companies are accounted for at fair value. The Company periodically reviews these investments for impairment. In the event the carrying value of an investment exceeds its fair value and the decline in fair value is determined to be other than temporary, the Company writes down the value of the investment to its fair value.

[All tabular amounts in millions of US dollars, except where noted]

Leases
Leases entered into by the Company in which substantially all of the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases, and under the corresponding category of property, plant and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. Property, plant, and equipment under capital leases is depreciated based on the useful life of the asset. All other leases are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight-line basis over the lease term.

Revenue recognition
Revenues are recorded when title to goods passes or services are provided to customers, the price is fixed or determinable, and collection is reasonably assured. For the majority of product revenues, title passes to the buyer at the time of shipment and revenue is recorded at that time.

Certain services are provided to customers on a per-unit pricing basis. Revenues for such services are recognized when the service has been performed and a contractual right to bill exists.

A significant portion of the Company's pharmaceutical research services revenues are provided under the terms of long-term contracts that can extend from several months to several years. Revenues on these contracts are recognized using the percentage-of-completion method based on a proportional performance basis using output as a measure of performance. Losses, if any, on these contracts are provided for in full at the time such losses are identified. Services performed in advance of billings are recorded as unbilled revenue pursuant to the contractual terms. In general, amounts become billable upon the achievement of certain milestones or in accordance with predetermined payment schedules. Changes in the scope of work generally result in a renegotiation of contract terms. Renegotiated amounts are not included in net revenues until earned and realization is assured. Billings in excess of services performed to date or in excess of costs plus estimated profits on contracts in progress are recorded as deferred revenue. Customer advances on contracts in progress are shown as liabilities.

The Company recognizes revenue and related costs for arrangements with multiple deliverables, such as equipment and installation, as each element is delivered or completed based upon its relative fair value. If fair value is not available for any undelivered element, revenue for all elements is deferred until delivery is completed. When a portion of the customer's payment is not due until installation or acceptance, the Company defers that portion of the revenue until completion of installation or acceptance has been obtained. Revenues for training are deferred until the service is completed. Revenues for extended service contracts are recognized ratably over the contract period. Provisions for discounts, warranties, rebates to customers, returns and other adjustments are provided for in the period the related sales are recorded.

Reimbursement revenues
In connection with the management of clinical trials, the Company pays, on behalf of its customers, fees to physicians and medical establishments acting as clinical trial investigators, fees to certain volunteers in clinical trials, as well as other out-of-pocket costs for items such as travel, printing, meetings and couriers. The Company is reimbursed at cost, without mark-up or profit, for these expenditures. In connection with the requirements of the EITF Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred", amounts paid to volunteers and other out-of-pocket costs are reflected in operating expenses as reimbursed expenses, while the reimbursements due are reported as reimbursement revenues in the consolidated statements of operations.

Revenue and expense associated with fees paid to investigators and the associated reimbursement are netted in the consolidated statements of operations because the Company acts as an agent on behalf of the pharmaceutical company sponsors with regard to investigator payments. During the years ended October 31, 2005, 2006 and 2007, these fees were approximately $32 million, $38 million and $63 million, respectively.

Warranty costs
A provision for warranties is recognized when the underlying products or services are recorded as revenues. The provision is based on estimated future costs using historical labor and material costs to estimate costs that will be incurred in the warranty period. As at October 31, 2007, the reserve for warranty costs was $2 million (2006 – $3 million).

[All tabular amounts in millions of US dollars, except where noted]

Stock-based compensation

The Company accounts for its stock-based compensation in accordance with the provisions of SFAS No. 123R, "Share Based Payment". The fair value of stock options granted on and after November 1, 2003 is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period. The expense is included in selling, general, and administration expenses in the consolidated statements of operations and as additional paid-in capital grouped within shareholders' equity on the consolidated statements of financial position. The consideration received on the exercise of stock options is credited to share capital at the time of exercise along with the associated amount of additional paid-in capital.

Certain incentive compensation plans of the Company base the determination of compensation to be paid in the future on the price of the Company's publicly traded shares at the time of payment. Expenses related to these plans are recorded as a liability and charged to income over the period in which the amounts are earned, based on an estimate of the current fair value of amounts that will be paid in the future.

Pension, post-retirement and other post-employment benefit plans

The Company offers a number of benefit plans that provide pension and other post-retirement benefits. The current service cost of benefit plans is charged to income. Cost is computed on an actuarial basis using the projected benefits method and based on management's best estimates of investment yields, salary escalation and other factors.

The expected costs of post-employment benefits, other than pensions, for active employees are accrued in the consolidated financial statements during the years in which employees provide service to the Company. Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees. Other post-employment benefits are recognized when the event triggering the obligation occurs.

On October 31, 2007, the Company adopted the recognition and disclosure requirements of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)". This statement requires employers that sponsor defined benefit plans to recognize the funded status of a benefit plan on its balance sheet; recognize gains, losses, and prior service costs or credits that arise during the period that are not recognized as components of net periodic benefit cost as a component of accumulated other comprehensive income, net of tax; measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end balance sheet; and, disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

Research and development (R&D)

The Company conducts various R&D programs and incurs costs related to these activities, including employee compensation, materials, professional services, facilities costs, and equipment depreciation. R&D costs are expensed in the periods in which they are incurred.

Income taxes

The Company accounts for income taxes under the liability method according to SFAS No. 109 "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the asset will not be realized.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets, while those related to current expenses are included in the determination of income for the year. All non-refundable investment tax credits recognized in income are recorded as a reduction in income tax expense for the year. Refundable tax credits are recorded as a reduction in the related expense.

Earnings per share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year.

Diluted earnings per share has been calculated using the treasury stock method, by dividing net income available to common shareholders by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding shares arising from the exercise of potentially dilutive stock options during the year. This method computes the number of incremental shares by assuming the outstanding stock options are exercised, then reduced by the number of common shares assumed to be repurchased from the total of issuance proceeds plus future period compensation expense on options granted on or after November 1, 2003, using the average market price of the Company's common shares during the applicable period.

Foreign currency translation
Although the company reports its financial results in US dollars, the functional currency of the Company's Canadian operations is Canadian dollars and the functional currencies of the Company's foreign subsidiaries are their local currencies. In accordance with SFAS No. 52, "Foreign Currency Translation", the financial statements of these subsidiaries are translated into U.S. dollars as follows: assets and liabilities at year-end exchange rates; revenues, expenses and cash flows at average exchange rates for the period; and the Company's net investment in foreign subsidiaries at historical exchange rates. The resulting translation adjustment is recorded as a component of accumulated other comprehensive income in the accompanying statement of financial position. Exchange gains and losses on foreign currency transactions are recorded in income. The Company recorded an exchange loss in the consolidated statements of operations of $16 million in 2007, $3 million in 2006, and $1 million in 2005.

Exchange gains or losses arising on translation of the Company's net equity investments in these foreign subsidiaries and those arising on translation of foreign currency long-term liabilities designated as hedges of these investments are recorded as other comprehensive income. Upon reduction of the Company's investment in the foreign subsidiary, due to a sale or complete or substantially complete liquidation, the amount included in accumulated other comprehensive income is recognized in income.

Derivative financial instruments
The Company operates globally, which gives rise to risks that its income and cash flows may be adversely impacted by fluctuations in foreign exchange rates and interest rates. In order to manage or hedge these risks, the Company enters into foreign currency forward contracts, foreign currency option contracts, and interest rate swap contracts. These are considered to be derivative financial instruments. The Company does not use derivative financial instruments for trading or speculative purposes.

When derivatives are designated as hedges, the Company classifies them either as: (i) hedges of the change in the fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in a foreign operation (net investment hedges).

The effective portion of foreign currency gains and losses on contracts used to hedge anticipated foreign currency denominated sales are recognized as an adjustment to revenues when the sale is recorded.

Interest rate swap contracts may be used as part of the Company's program to manage the fixed and floating interest rate mix of the Company's total debt portfolio and the overall cost of borrowing. Interest rate contracts involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based. The effective portion, if any, of the change in derivative fair value is included in accumulated other comprehensive income until the hedged transactions occur. At that time, the amount is reclassified into income. The change in the derivative's fair value attributable to the ineffective portion, together with the time value that is excluded from the assessment of effectiveness, is included in earnings in the period.

The Company documents all relationships between hedging instruments and hedged items contemporaneously, at the inception of the hedge as well as the risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the consolidated statements of financial position or to specific firm commitments or forecasted transactions. The Company also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used are effective in offsetting changes in the fair values or the cash flows of hedged items.

The Company records derivatives as assets and liabilities measured at fair value. For a derivative designated as a fair value hedge, changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in income in the period in which the changes occur. For a derivative designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in accumulated other comprehensive income and are recognized in income when the hedged item affects the statements of operations Ineffective portions of changes in the fair value of the derivative in a cash flow hedge are recognized in other income (expense) in the period in

[All tabular amounts in millions of US dollars, except where noted]

which the changes occur. If the derivative has not been designated as an accounting hedge relationship or if a designated hedging relationship is no longer highly effective, changes in the fair value of the derivative are recognized in income beginning in the period in which the changes occur.

When a fair value hedging relationship is terminated upon the sale of a derivative, or the hedging relationship is de-designated, the fair value basis adjustment recorded on the hedged item is recognized in the same manner as the other components of the hedged item. For a cash flow hedge that is terminated because the derivative is sold, expired or the relationship is de-designated, the unrealized gain on loss remains in accumulated other comprehensive income until the hedged item affects the statement of operations. If a cash flow or fair value hedging relationship is terminated because the underlying hedged item is repaid or is sold, or it is no longer probable that the hedged forecasted transaction will occur, the accumulated balance in the accumulated other comprehensive income or the fair value basis adjustment recorded on the hedged item is recorded immediately in income.

Non-monetary transactions

In accordance with SFAS 153-"Exchanges of Non-Monetary Assets", all non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction. (See note 12 (i)).

Comprehensive income

The Company accounts for comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income." As it relates to the Company, comprehensive income is defined as net income plus the sum of the changes in unrealized gains (losses) on derivatives designated as cash flow hedges, unrealized gains (losses) on translation of debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, foreign currency translation gains (losses) on self-sustaining foreign subsidiaries and an unrealized gain on translation resulting from the application of U.S. dollar reporting and is presented in the consolidated statements of shareholders' equity, net of income tax.

Recent pronouncements

On October 31, 2007, the Company adopted the recognition and disclosure requirements of SFAS No. 158, "Employers' accounting for Defined Benefit Plans and Other Post-retirement Benefits" - an amendment of FASB Statements No. 87, 88, 106, and 132(R)". This statement requires employers that sponsor defined benefit plans to recognize the funded status of a benefit plan on its balance sheet; recognize gains, losses and prior service costs or credits that arise during the period that are not recognized as components of net periodic benefit cost as a component of accumulated other comprehensive income, net of tax; measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end balance sheet; and disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

In September 2006, the SEC issued SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements". SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the Company's statement of financial position and statement of operations and the related financial statement disclosures. The Company applied the provisions of SAB 108 effective for its fiscal 2007 year-end. The impact of its adoption on the consolidated results of operations and financial condition are described in note 2.

In July 2006, the FASB issued FASB interpretation ("FIN") No. 48 , "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company in the first quarter of fiscal 2008. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the effects that the adoption of FIN 48 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and

[All tabular amounts in millions of US dollars, except where noted]

the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter of fiscal 2009. The Company is currently evaluating the effects that the adoption of SFAS 157 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115".This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company is required to adopt the provisions of SFAS 159 effective for its 2009 fiscal year and is currently evaluating the effect that the adoption of SFAS 159 will have on its results of operations and financial condition and is not yet in a position to determine such effects.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations". The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this Statement establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree including significant limitations on the costs that may be accrued as part of the purchase accounting; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt the provisions of SFAS 141(R) effective for acquisitions occurring after October 31, 2009.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements related to the non-controlling interest held by others in entities that are consolidated by the reporting entity. Although the Company is required to adopt the provisions of SFAS No. 160 in its fiscal 2010 year, MDS does not currently consolidate entities with material non-controlling interests and the provisions of SFAS 160 are not expected to have a material impact on its results of operations and financial condition.

4. Acquisitions

a. Molecular Devices Corporation

On March 20, 2007, the Company completed a tender offer which resulted in the Company acquiring 100% of the shares of Molecular Devices Corporation (MDC), a California-based company with global operations. MDC designs, develops, manufactures, sells and services bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research. The Company acquired MDC primarily to add their leading-edge products to those of MDS Sciex to strengthen the Company's position as one of the top global providers of analytical instrumentation and related products marketed to life sciences customers. The operations for this acquisition are reported within the results of the Company's newly formed MDS Analytical Technologies segment (which combines MDC with the previous analytical instruments segment) in the consolidated financial statements from the acquisition date.

The aggregate purchase consideration (net of cash acquired of $21 million) was approximately $600 million, paid in cash from existing cash on hand. Included in the consideration is a $27 million cash cost to buy back outstanding in-the-money options of MDC at the closing date of the acquisition. Direct and incremental third party acquisition costs associated with the acquisition and included in the aggregate purchase consideration of $600 million were approximately $7 million.

The acquisition has been accounted for as a purchase in accordance with SFAS No. 141, and the Company has accordingly allocated the purchase price of the acquisition based upon the preliminary estimate of the fair values of the assets acquired and liabilities assumed, pending completion of a comprehensive valuation. The purchase price and related allocations have not been finalized and may be revised as a result of adjustments made to the purchase price as additional information becomes available. In connection with determining the preliminary fair value of the assets acquired and liabilities assumed, management performed assessments of assets and liabilities using customary valuation procedures and techniques.

[All tabular amounts in millions of US dollars, except where noted]

b. SkeleTech, Inc.

Effective August 4, 2005, the Company acquired 100% of the outstanding shares of SkeleTech, Inc. (SkeleTech), a therapeutically focused contract research organization providing preclinical discovery and development services in bone and central nervous system biologies. The aggregate purchase consideration was approximately $6 million paid in cash and an additional $1 million was paid to the vendors based on profitability levels attained in 2006.

The acquisition has been accounted for as a purchase in accordance with SFAS No. 141, "Business Combinations", and the purchase price was allocated to the net assets acquired based on fair values.

The cost of the acquisitions described above has been allocated on a basis on the acquisition dates as follows:

		Molecular Devices (2007)		SkeleTech (2005)
Net tangible assets	$	15	$	1
Developed technologies (five-year weighted average useful life)		161		-
Brands		60		-
Goodwill (non-tax deductible)		364		5
Total purchase price	$	600	$	6

The following table summarizes the components of the net tangible assets acquired at fair value:

		Molecular Devices (2007)		SkeleTech (2005)
Inventories	$	40	$	-
Property, plant and equipment		12		1
Other assets and liabilities, net		(37)		-
Net tangible assets acquired	$	15	$	1

Other assets and liabilities for MDC include $25 million of acquired net deferred tax liabilities and a charge of $8 million to eliminate redundant positions and consolidate redundant facilities over the course of the next year.

c. Pro forma information (unaudited)

The following unaudited pro forma information is provided for MDS assuming the acquisition of MDC occurred on November 1, 2006 and November 1, 2005, respectively.

		2007		2006
Net revenues	$	1,283	$	1,244
Loss from continuing operations, net of income taxes		(55)		(10)
Income from discontinued operations, net of income taxes		806		98
Net income		751		88
Earnings per share				
Basic	$	5.70	$	0.61
Diluted	$	5.68	$	0.61

The information presented above is for illustrative purposes only and is not indicative of the results that would have been achieved had the acquisition taken place as of the beginning of the end of the earliest period presented.

The unaudited pro forma information reflects interest on the purchase price calculated at the Company's short-term investments rates for the period prior to the acquisition date for the respective periods. The pro forma net income for the years ended October 31, 2007 and 2006 include $11 million and $27 million, respectively of depreciation and amortization of identifiable intangible assets.

[All tabular amounts in millions of US dollars, except where noted]

5. Divestitures and Discontinued Operations

In 2005, the Board of Directors of the Company approved a strategic plan to focus the Company on its Life Sciences businesses and to close or divest of businesses that were not strategic to this plan. As a result, the Company reclassified its distribution business, its diagnostics businesses, and certain early-stage pharmaceutical research services businesses as discontinued operations.

During 2005, the Company ceased operations in the generic radiopharmaceutical business and completed the sale of its sole remaining US diagnostics operation and achieved final settlement of outstanding issues related to the sale of some US diagnostics businesses that occurred in 2004.

During 2006, the Company completed the sale of its 50% interest in Source Medical Corporation; its 26% interest in Calgary Laboratory Services; and various pharmaceutical services operations. As a result of these transactions, the Company received proceeds from the sale of discontinued operations and other businesses totaling $78 million and recorded a net gain of $24 million in 2006. Goodwill associated with the sale of the discontinued operations in 2006 amounted to $24 million.

On February 26, 2007, the Company completed the sale of its Canadian diagnostic services business, MDS Diagnostic Services, to Borealis Infrastructure Management Inc. for gross proceeds of C$1.325 billion. The sale was structured as an asset purchase transaction and after provision for taxes, expenses and amounts attributable to minority interests, resulted in net proceeds of $ 988 million, comprising $929 million in cash and $65 million in an unconditional non-interest bearing note payable in March 2009 (see note 10 (b)). This note was recorded at an effective interest rate of 4.4% and had a book value of $59 million. Included in income from discontinued operations is a gain of $791 million net of income taxes on the transaction, which the Company recorded in the second quarter. Goodwill associated with the sale of the diagnostic services business amounted to $56 million.

The operating results of the businesses noted above have been reported as income from discontinued operations on the consolidated statements of operations. Figures for 2005 and 2006 have been revised to reflect this presentation. The results of the discontinued operations for the years ended October 31 were as follows:

		2007		2006		2005
Net revenues	**$**	**95**	$	362	$	555
Cost of revenues		**(57)**		(225)		(392)
Selling, general and administration		**(16)**		(53)		(95)
Depreciation and amortization		**-**		(10)		(12)
Goodwill write-down		**-**		-		(13)
Restructuring charges[1]		**-**		(1)		(9)
Other expenses		**-**		(3)		
Operating income	**$**	**22**	$	70	$	34
Gain on sale of discontinued operations		**904**		24		
Interest expense		**-**		-		(1)
Dividend and interest income		**1**		2		3
Income taxes		**(117)**		7		(7)
Minority interest		**(5)**		(8)		(9)
Equity earnings		**1**		3		2
Income from discontinued operations	**$**	**806**	$	98	$	22

[1] Included in the income from discontinued operations are net restructuring charges for 2005 and 2006 associated with workforce reductions.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", long-lived assets classified as held for sale are measured at the lower of cost and fair value less costs to sell. Long-lived assets to be disposed of other than by sale are classified as held and used until disposed. The Company classified certain operations as held for sale in accordance with this Statement.

[All tabular amounts in millions of US dollars, except where noted]

The following table details the assets and liabilities related to the discontinued operations as at October 31, 2006:

		2006
Assets of discontinued operations		
Accounts receivable, net	$	31
Inventories, net		3
Prepaid expenses and other		3
Property, plant and equipment, net		28
Deferred tax assets		63
Long-term investments and other		13
Goodwill		54
Intangible assets, net		1
Assets of discontinued operations	$	196
Liabilities of discontinued operations		
Accounts payable and accrued liabilities	$	33
Long-term debt		4
Other long-term obligations		6
Deferred tax liabilities		55
Minority interest		16
Liabilities of discontinued operations	$	114

6. Short-Term Investments

As at October 31, 2007, short-term investments consisted of bankers' acceptances and treasury bills amounting to $102 million (2006 – $135 million) with interest rates of approximately 4.5% and maturity dates between November 2007 and April 2008 (2006 – November 2006 and May 2007).

7. Accounts Receivable

		2007		2006
Trade accounts receivable	$	238	$	197
Other receivables		54		31
		292		228
Allowance for doubtful accounts		(5)		(4)
Accounts receivable, net	$	287	$	224

8. Inventories

		2007		2006
Raw materials and supplies	$	83	$	55
Work-in process		34		17
Finished goods		26		16
		143		88
Allowance for excess and obsolete inventory		(15)		(8)
Inventory, net	$	128	$	80

During 2006, the Company sold inventory having a net book value of $47 million to Atomic Energy of Canada Limited (AECL) as part of a legal settlement (see Note 12(i)).

[All tabular amounts in millions of US dollars, except where noted]

9. Property, Plant and Equipment

	2007		2006	
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Land	$ 25	$ -	$ 24	$ -
Buildings	176	60	154	47
Equipment	266	182	216	135
Furniture and fixtures	29	22	22	16
Computer systems	145	77	111	46
Leaseholds	60	33	45	18
Facility modifications	30	15	25	10
Construction in progress	44	-	9	-
	775	389	606	272
Accumulated depreciation	(389)		(272)	
Property, plant and equipment, net	$ 386		$ 334	

Included in property, plant and equipment are assets under capital leases as follows:

	2007		2006	
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Buildings	$ 15	$ 6	$ 15	$ 4
Computer systems	3	2	4	-
	18	$ 8	19	4
Accumulated depreciation	(8)		(4)	
	$ 10		$ 15	

During the year, depreciation expense of $4 million (2006 – $1 million; 2005 – $1 million) was recorded on assets under capital leases.

Computer systems include capitalized software having a net book value of $35 million (2006 – $43 million). Amortization charges associated with capitalized software were $8 million for 2007 (2006 – $8 million; 2005 – $2 million).

In 2006, the Company transferred assets recorded in construction in progress and having a net book value at October 31, 2006 of $350 million to AECL as part of a legal settlement (see Note 12(i)).

10. Long-Term Investments and Other

	2007	2006
Financial instrument pledged as security on long-term debt *(note 14)*	$ 46	$ 39
Long-term notes receivable	125	50
Equity investments	10	31
Investments in joint ventures	38	32
Available for sale investments	24	3
Deferred pension assets	39	18
Other long-term investments	4	-
Venture capital investments	4	3
Long-term investments	$ 290	$ 176

[All tabular amounts in millions of US dollars, except where noted]

a. Fair value

The financial instrument pledged as security on long-term debt, which is classified as held to maturity, and the long-term notes receivable, have fair values that approximate their carrying value. Other long-term investments, excluding those classified as available for sale, are recorded at cost.

b. Long-term notes receivable

In 2006, as a result of a comprehensive mediation process that resulted in an exchange of assets between the Company and AECL related to the MAPLE reactor project, a long-term note receivable for $38 million was received by the Company (see Note 12(i)). This non-interest bearing note receivable is repayable over four years commencing in 2008. The note receivable is net of an unamortized discount based on an imputed interest rate of 4.5%. The note receivable will be accreted up to its face amount of C$53 million over a period of four years. Long-term notes receivable also include amounts due related to the sale of MDS Diagnostics Services (see Note 5).

c. Equity investments and joint ventures

	2007	2006
Hemosol Corp.	$ -	$ 11
Lumira Capital Corp	10	15
Iconix Biosciences, Inc	-	3
Other long-term investments	-	2
Equity investments	10	31
MDS Sciex joint ventures	38	32
Equity investments and joint ventures	$ 48	$ 63

The Company accounts for its investments in significantly influenced companies and joint ventures using the equity method of accounting.

(i) The Company previously owned 25.4% of the outstanding share capital of Hemosol Corp. In 2005, the Company's share of the investee's losses exceeded the carrying amount of the investment, and a $6 million equity loss adjustment was recorded. In 2005, Hemosol Corp. filed for receivership and, as a result, the Company's guarantee of the bank debt of Hemosol Corp. was called by the bank and paid by the Company (see also Note 23). During 2007, the Company sold its debt interest in Hemosol and recorded a gain of $2 million that was recorded in other expense, net.

(ii) The Company owns 45.7% of the outstanding share capital of Lumira Capital Corp (Lumira - formerly MDS Capital Corp.). Lumira is an investment fund management company that also has long-term investments in development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. The recovery of invested amounts and the realization of investment returns is dependent upon the successful resolution of scientific, regulatory, competitive, political and other risk factors, as well as the eventual commercial success of these enterprises. These investments are subject to measurement uncertainty, and adverse developments could result in further write-downs of the carrying values. In 2007, the Company wrote down this investment to its estimated fair value and recorded a provision of $6 million in other expense.

(iii) As at October 31, 2006, Company owned convertible debt and 17% of the outstanding share capital of Iconix Bioscience Inc. (Iconix). In addition, as at October 31, 2006, the Company had a secured 6% convertible promissory note receivable amounting to $7 million. This note related to funding requirements of the investee for operations and matured on December 31, 2007. During 2007, MDS converted a portion of its debt interest in Iconix into preferred shares and immediately thereafter exchanged its equity interest in Iconix for common shares of Entelos Inc., a US-based public company ("Entelos"), under the terms of a merger agreement between Iconix and Entelos. MDS received 6.5 million common shares in Entelos on closing of the transaction having a market value of $4 million. In addition, the Company may earn further common shares of Entelos under the terms of a twelve-month earn-out agreement. Entelos also assumed the remaining $1.5 million dollars of long-term debt owed by Iconix to MDS. This long term debt was repaid on December 31, 2007 and bears interest at 7% per annum. This transaction was recorded as a non-monetary transaction at estimated fair value. The investment in Entelos is included in long-term investments as available for sale.

[All tabular amounts in millions of US dollars, except where noted]

	MDS portion of the net income (loss) of equity investments			Total income (loss) of equity investments		
	2007	2006	2005	**2007**	2006	2005
Hemosol Inc.	**$ -**	$ -	$ (5)	**$ -**	$ -	$ (54)
Lumira Capital Corp.	**-**	(4)	-	**-**	(5)	-
Iconix	**-**	(1)	-	**-**	(5)	(3)
MDS Sciex joint ventures	**53**	54	46	**104**	106	96
Totals	**$ 53**	$ 49	$ 41	**$ 104**	$ 96	$ 39

	MDS portion of the retained earnings (deficit) of equity investments			Total retained earnings (deficit) of equity investments		
	2007	2006	2005	**2007**	2006	2005
Hemosol Inc.	**$ -**	$ -	$ -	**$** -	$ -	$ (54)
Lumira Capital Corp.	**10**	12	14	22	26	30
Iconix	**-**	(14)	(13)	-	(82)	(72)
MDS Sciex joint ventures	**63**	45	44	126	90	88
Totals	**$ 73**	$ 43	$ 45	**$** 148	$ 34	$ (8)

MDS reported revenues resulting from transactions with the MDS Sciex joint ventures amounting to $205 million in 2007 (2006 – $186 million; 2005 – $179 million). Amounts receivable from these joint ventures at October 31, 2007 totalled $30 million (2006 – $30 million)

Condensed combined financial information for equity investees is summarized below in aggregate:

	2007	2006	2005
Net revenues	**$ 351**	$ 336	$ 310
Gross Profit	**214**	199	186
Net income	**104**	96	39

	2007	2006
Current assets	**$ 98**	$ 99
Long-term assets	**110**	90
	$ 208	$ 189
Current liabilities	**$ 28**	$ 61
Long-term liabilities	**-**	11
	28	72
Equity	**180**	117
	$ 208	$ 189

[All tabular amounts in millions of US dollars, except where noted]

11. Goodwill

		2007		2006
Opening balance	$	397	$	387
Acquired (i)		364		1
Foreign exchange and other		21		9
Closing balance	$	782	$	397

(i) In 2007, the Company recorded goodwill of $364 million in association with the acquisition of Molecular Devices (see note 4).

12. Intangibles Assets

		2007				2006		
		Cost		Accumulated Amortization		Cost		Accumulated Amortization
Supply agreement (40 years useful life)	$	363	$	-	$	308	$	-
Acquired technology (five-years weighted average useful life)		161		16		-		-
Licenses (five-years weighted average useful life)		32		17		26		12
Brands		60		-		-		-
	$	616	$	33	$	334	$	12
Accumulated amortization		(33)				(12)		
	$	583			$	322		

The change in intangible assets comprised:

		2007		2006
Opening balance	$	322	$	16
Acquired		221		309
Amortized		(21)		(3)
Currency translation		61		-
Closing balance	$	583	$	322

Intangible assets acquired during the year consist of the following:

		2007		2006
Supply agreements(i)	$	-	$	308
Acquired technology		161		-
Licenses		-		1
Brands		60		-
	$	221	$	309

(i) On February 22, 2006, the Company announced the conclusion of a comprehensive mediation process with AECL related to the MAPLE reactor project. Under the agreement, AECL paid the Company $22 million, net of applicable taxes, and AECL assumed complete ownership of the MAPLE facilities and took responsibility for all costs associated with completing the project and the production of medical isotopes. In addition, AECL acquired $47 million of MAPLE-related inventories in exchange for a non-interest bearing note having a net present value of $38 million and which will be repaid over four years commencing in 2008. The Company and AECL have entered into a 40-year supply agreement for the provision of medical isotopes in exchange for a fixed percentage of the selling price. In accordance with SFAS No. 153. "Exchanges of Nonmonetary Assets" the Company exchanged the MAPLE asset for a 40-year supply agreement which has been recorded as an intangible asset at its fair value of $308 million. This amount will be amortized on a straight-line basis over a 40-year period once commercial production of MAPLE isotopes begins. The Company recorded a loss on this transaction of $36 million in 2006.

[All tabular amounts in millions of US dollars, except where noted]

Estimated future amortization expense related to intangible assets at October 31, 2007 was as follows:

2008	$	37
2009		46
2010		40
2011		32
2012		30
Thereafter		398
	$	583

13. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities comprise the following:

		2007		2006
Accounts payable	$	**123**	$	83
Employee-related accruals		**50**		49
Incentive compensation		**43**		21
Other payables		**168**		84
	$	**384**	$	237

Other payables for 2007 include $55 million related to a provision for client reimbursements associated with ongoing regulatory activities at MDS Pharma Services and $14 million of remaining restructuring reserves.

14. Long-term Debt and Capital Lease Obligations

	Maturity		**2007**		2006
Senior unsecured notes	2008 to 2014	$	**307**	$	312
Other debt	2008 to 2015		**77**		82
Total long-term debt			**384**		394
Current portion			**(94)**		(20)
		$	**290**	$	374

The Company has outstanding $307 million (2006 – $312 million) of senior unsecured notes that bear interest at fixed rates between 5.15% and 6.19% per annum. Other debt includes a non-interest-bearing government loan with a carrying value of $50 million (2006 – $43 million) discounted at an effective interest rate of 7% and repayable at $4 million per year with the remaining balance due April 1, 2015. A long-term investment has been pledged as security for the repayment of this debt (see Note 10). Other debt also includes a $16 million note payable (2006 – $24 million) to Applera Corporation relating to assets purchased for the MALDI-TOF mass spectrometry operations. The note bears interest at 4% and is payable evenly over the two remaining years of its term. The fair value of long-term debt approximates its book value.

The Company has a C$500 million, committed, revolving credit facility having three years remaining. As at October 31, 2007, this facility was undrawn.

The remaining debt comprises obligations under capital leases amounting to $11 million (2006 – $12 million) and bears interest at various fixed rates. The Company has numerous capital leases for both buildings and equipment. These leases are capitalized using interest rates considered appropriate at the inception of each lease. Assets acquired under capital finance leases are included in the consolidated statements of financial position at the present value of the future minimum lease payments and are depreciated over the shorter of the lease term and their remaining useful lives. The corresponding liabilities are recorded in the balance sheet and the interest element of the capital lease rental is charged to interest expense.

[All tabular amounts in millions of US dollars, except where noted]

Principal repayments of long-term debt are as follows:

2008	$	94
2009		20
2010		29
2011		17
2012		18
Thereafter		206
	$	384

Included within the future principal repayments of long-term debt are obligations under capital leases. Future minimum lease payments for obligations under capital leases in effect as at October 31, 2007 are as follows:

2008	$	3
2009		3
2010		3
2011		2
2012		3
		14
Less: portion representing interest		(3)
	$	11

15. Deferred Revenue

Deferred revenue comprises the following:

		2007		2006
Payment in advance of services rendered	**$**	64	**$**	84
Deferred credit related to government loan		15		16
Other		9		9
		88		109
Less current portion		(71)		(92)
Long-term portion of deferred revenue	**$**	17	**$**	17

Deferred revenue includes a $15 million deferred credit (2006 – $16 million) related to the government loan associated with the MAPLE reactor project, which is being amortized over the remaining seven-year term of the debt using the sum of the years' digits method.

16. Share Equity

At October 31, 2007, the authorized share capital of the Company consists of unlimited common shares. The common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

a) Summary of share capital

		Common Shares	
(number of shares in thousands)	Number		Amount
Balance - October 31, 2004	141,826	$	526
Issued	1,072		13
Repurchased and cancelled	(799)		(4)
Balance - October 31, 2005	142,099		535
Issued	2,220		31
Balance - October 31, 2006	**144,319**		**566**
Issued	**1,090**		**17**
Repurchased and cancelled	**(22,831)**		**(90)**
Balance - October 31, 2007	**122,578**	**$**	**493**

During 2007, the Company declared and paid cash dividends of $3 million on common shares prior to discontinuing its dividend in January 2007 (2006 – $13 million, 2005 – $11 million).

During 2007, the Company repurchased and cancelled 22,831,050 Common shares under the terms of a substantial issuer bid for a cost of $441 million. Of the total cost, $90 million was charged to share capital and the excess of the cost over the amount charged to share capital, totaling $351 million, was charged to retained earnings and other comprehensive income.

In 2006, the Company did not repurchase or cancel common shares. In 2005, the Company repurchased 799,000 common shares for $11 million under the terms of a normal course issuer bid (NCIB). The excess of cost over the share capital of the acquired shares was charged to retained earnings. Under the terms of its existing NCIB, the Company is entitled to repurchase up to 4,506,236 common shares between July 3, 2007 and July 2, 2008. No shares have been purchased under the NCIB.

During the year, the Company issued 982,000 (2006 – 1,859,000; 2005 – 629,000) common shares under the stock option plan for proceeds of $14 million (2006 – $24 million; 2005 – $6 million).

b) Stock dividend and share purchase plan and employee share ownership plan

Until 2007, the Company sponsored a stock dividend and share purchase plan, under which shareholders were able to elect to receive stock dividends in lieu of cash dividends. Stock dividends were issued at not less than 95% of the five-day average market price (the Average Market Price) of the shares traded on the Toronto Stock Exchange immediately prior to the dividend payment date. Plan participants were also able to make optional cash payments of up to C$3,000 semi-annually to purchase additional common shares at the Average Market Price. Participation in this plan for the year ended October 31, 2007 resulted in the issuance of 41,000 (2006 – 220,000) common shares as stock dividends and the issuance of 1,000 common shares (2006 – 7,000) for cash. The Company discontinued this plan during 2007.

The Company sponsors a non-compensatory Employee Share Ownership Plan. Until June 2007, eligible employees were able to purchase common shares at 90% of the Average Market Price for the five days preceding the purchase. Effective June 30, 2007, the Company changed the terms of this plan and replaced the 10% market price discount with a 10% matching cash contribution. During the year, the Company issued 66,000 common shares (2006 - 134,000) under this plan for proceeds of $1 million (2006 - $3 million).

[All tabular amounts in millions of US dollars, except where noted]

The following table illustrates the reconciliation of the denominator in the computations of the basic and diluted earnings per share:

	2007	2006	2005
Weighted average shares outstanding—Basic (millions)	**132**	143	142
Effect of dilutive securities:			
Stock options	**-**	1	-
Weighted average shares outstanding - Diluted	**132**	144	142
Basic earnings per share from continuing operations	**$ (0.25)**	$ 0.15	$ (0.21)
Basic earnings per share from discontinued operations	**$ 6.12**	$ 0.68	$ 0.16
Diluted earnings per share from continuing operations	**$ (0.25)**	$ 0.15	$ (0.21)
Diluted earnings per share from discontinued operations	**$ 6.10**	$ 0.68	$ 0.16

c) Components of accumulated other comprehensive income

	Foreign Currency Translation Adjustment	Pension Gains and Prior Service Credits	Net Unrealized Gains/Losses on Available for Sale Securities	Net Unrealized Gain on Cash Flow Hedges	Accumulated Other Comprehensive Income
Balance at October 31, 2004	$ 244	$ -	$ 8	$ -	$ 252
Current year change	22	-	(7)	-	15
Income tax	(2)	-	3		1
Balance at October 31, 2005	264	-	4	-	268
Current year change	63	-	(2)	-	61
Income tax	(2)	-	1		(1)
Balance at October 31, 2006	325	-	3	-	328
Current year change	160	16	(5)	6	177
Income tax	(10)	(5)	2	(2)	(15)
Balance at October 31, 2007	$ 475	$ 11	$ -	$ 4	$ 490

17. Restructuring Charges

Over the last three years, MDS has undertaken a number of initiatives designed to refocus the Company as a globally competitive life sciences company, and has recorded restructuring charges totaling $81 million, including $37 million in 2007. In 2007 the Company recorded $18 million for severance, $1 million to reduce the carrying value of certain assets, and $18 million for other costs related to specific initiatives focused on improving the profitability of MDSPS.

In 2005, the Company's management approved a restructuring plan and recorded restructuring charges in the amount of $51 million, related to a reduction in its management, administrative, and operations workforce, a realignment of its information technology infrastructure, and the reorganization of certain pharmaceutical research services operations. In 2006, the Company completed the majority of its activities associated with the 2005 restructuring announcement and, accordingly, utilized the majority of the 2005 reserves. Also in 2006, the Company successfully renegotiated provisions

[All tabular amounts in millions of US dollars, except where noted]

for expected contract cancellation costs associated with an early termination of certain information technology outsourcing agreements and eliminated the balance of the reserve.

The restructuring liability of $14 million as at October 31, 2007 and $6 million as at October 31, 2006 is reported in the consolidated statements of financial position as a component of accounts payable and accrued liabilities.

During the years ended October 31, 2005, 2006 and 2007 the restructuring charges per segment were as follows:

	Restructuring Charge (Recovery)	Cumulative Activity		Provision Balance at October 31, 2007
		Cash	Non-cash	
2005:				
Workforce reductions				
-MDSPS	$ 21	$ (19)	$ (1)	$ 1
-MDS Nordion	3	(3)	-	-
-MDS AT	2	(2)	-	-
-Corporate and other	8	(8)	-	-
	34	(32)	(1)	1
Equipment and other asset write-downs adjustments				
-MDSPS	1	-	(1)	-
-MDS Nordion	-	-	-	-
-MDS AT	-	-	-	-
-Corporate and other	6	-	(6)	-
	7	-	(7)	-
Contract cancellation charges				
-MDSPS	-	-	-	-
-MDS Nordion	-	-	-	-
-MDS AT	-	-	-	-
-Corporate and other	10	(2)	(8)	-
	10	(2)	(8)	-
Total for 2005 Plan	$ 51	$ (34)	(16)	$ 1
2006:				
Workforce reductions				
-MDSPS	-	-	-	-
-MDS Nordion	-	-	-	-
-MDS AT	-	-	-	-
-Corporate and other	1	(1)	-	-
	1	(1)	-	-
Contract cancellation charges				
-MDSPS	-	-	-	-
-MDS Nordion	-	-	-	-
-MDS AT	-	-	-	-
-Corporate and other	(8)	(1)	9	-
	(8)	(1)	9	-
Total for 2006 Plan	$ (7)	$ (2)	9	$ -

[All tabular amounts in millions of US dollars, except where noted]

	Restructuring Charge (Recovery)	Cumulative Activity Cash	Cumulative Activity Non-Cash	Provision Balance at October 31, 2007
2007:				
Workforce reductions				
-MDSPS	$ 16	$ (9)	$ -	$ 7
-MDS Nordion	-	-	-	-
-MDS AT	1	-	-	1
-Corporate and other	1	-	-	1
	18	(9)	-	9
Equipment and other asset write-downs adjustments				
-MDSPS	1	-	1	2
-MDS Nordion	-	-	-	-
-MDS AT	-	-	-	-
- Corporate and other	-	-	-	-
	1	-	1	2
Contract cancellation charges				
-MDSPS	5	(5)	-	-
-MDS Nordion	-	-	-	-
-MDS AT	-	-	-	-
Corporate and other	-	-	-	-
	5	(5)	-	-
Other:				
MDSPS	5	(2)	(3)	-
MDS Nordion	-	-	-	-
MDS AT	-	-	-	-
Corporate and other	8	(7)	1	2
	13	(9)	(2)	2
Total for 2007 Plan	$ 37	$ (23)	$ (1)	$ 13
Remaining reserve balance, total				$ 14

[All tabular amounts in millions of US dollars, except where noted]

18. Other Items

a) Other income (expense) net

	2007	2006	2005
Write-down of other long-term assets	$ -	$ (1)	$ (7)
Write-down of investments	(6)	-	(6)
Gain on sale of long-term assets	3	2	-
Loss on sale of Hamburg clinic	(4)	-	-
Gain on sale of business	1	-	-
Acquisition integration costs	(4)	-	-
FDA provision	(61)	-	-
Valuation provision	(2)	-	-
Protana settlement	5	-	-
MAPLE settlement	-	(36)	-
Insurance settlement	-	2	-
Foreign exchange loss	(16)	(3)	(1)
Gain on embedded derivative	4	-	-
Other expense - net	$ (80)	$ (36)	$ (14)

b) Non-cash items affecting net income

	2007	2006	2005
Depreciation and amortization	$ 79	$ 54	$ 46
Stock option compensation	4	4	3
Deferred revenue	(5)	(7)	(12)
Future income taxes	31	17	(34)
Equity earnings – net of distribution	(1)	16	15
Write-down of MAPLE assets	-	9	-
Write-down of investments	8	-	5
Write-down of intangibles	1	-	7
Loss (gain) on sale of business	4	(2)	-
(Gain) loss on disposal of equipment and other assets	-	1	6
Gain on sale of investment	(2)	-	-
Mark to market of derivatives	(5)	5	39
Amortization of purchase price adjustments	14	-	-
Other	-	(3)	1
	$ 128	$ 94	$ 76

c) Changes in non-cash working capital balances relating to operations

	2007	2006	2005
Accounts receivable	$ (32)	$ (18)	$ (25)
Unbilled revenue	23	(25)	(29)
Inventories	(19)	49	(6)
Prepaid expenses and other	33	(3)	(7)
Accounts payable and deferred revenue	78	(39)	84
Income taxes	-	(55)	(16)
	$ 83	$ (91)	$ 1

[All tabular amounts in millions of US dollars, except where noted]

19. Income Taxes

a) Income tax provision

The components of the Company's loss before income taxes, minority interests and the related provision for income taxes are presented below:

		2007		2006		2005
Canadian	$	(33)	$	(6)	$	(38)
Foreign		(23)		(7)		(5)
Loss from continuing operations before income taxes	$	(56)		(13)		(43)

The components of the income tax recovery are as follows:

		2007		2006		2005
Canadian income tax (provision) recovery						
Current	$	25	$	70	$	3
Deferred		7		(30)		14
Foreign income tax (provision) recovery						
Current		-		(5)		(4)
Deferred		(9)		-		1
Income tax recovery	$	23	$	35	$	14

The reconciliation of the Canadian Federal and provincial tax rate to the reported effective income tax rate is set out below.

	2007 %	2006 %	2005 %
Combined federal and provincial tax rate	35.0	35.0	35.0
Increase (decrease) in tax rate as a result of:			
Tax credits for research and development	20.6	245.4	17.5
Foreign losses that have not been recognized, net	(13.4)	(31.5)	(12.8)
Impact of differential foreign tax rates	3.6	10.0	2.3
Amortization not deductible for tax	(0.8)	(3.8)	(0.5)
Investments and write-downs	(1.7)	(13.8)	(10.0)
Impact of tax rate changes on deferred tax balances	3.7	29.2	-
Stock compensation	(2.1)	(12.3)	(2.3)
Other	(3.8)	11.0	3.4
Effective income tax rate	41.1	269.2	32.6

[All tabular amounts in millions of US dollars, except where noted]

b) Deferred tax assets and liabilities

Components of the current deferred tax assets and liabilities consist of the following temporary differences:

		2007		2006
Deferred tax assets				
Tax benefit of losses carried forward	$	39	$	100
Book value in excess of tax basis		3		(2)
Investment tax credits		1		-
Provisions and reserves		27		2
Deferred tax assets before valuation allowance		70		100
Valuation allowance		(21)		(53)
		49		47
Deferred tax liabilities				
Book value in excess of tax basis		(167)		(77)
Tax benefit of losses carried forward		35		-
Other comprehensive income		(31)		(20)
Tax on investment tax credits recognized for accounting purposes		(19)		(9)
Provisions and reserves not deductible for tax		4		3
		(178)		(103)
Net deferred tax liabilities	$	(129)	$	(56)

The Company has not provided for deferred income taxes on the undistributed earnings of foreign subsidiaries, as the Company considers those earnings to be reinvested indefinitely outside of Canada. The Company cannot reasonably estimate the amount of additional deferred income tax liabilities or foreign withholding taxes that may be payable should these earnings be distributed in the future.

c) Tax losses carried forward

As at October 31, 2007, the Company has deferred tax assets relating to net operating loss carryforwards of $74 million (2006 – $100 million; 2005 – $135 million) before valuation allowances, including $35 million that have been classified as a reduction in deferred tax liabilities. These assets relate to $202 million (2006 – $370 million; 2005 $369 million) of tax loss carryforwards. Of the total losses, $9 million (2006 – $36 million; 2005 – $41 million) expire by 2011, $122 million (2006 – $159 million; 2005 – $112 million) expire between 2014 and 2026, and the remaining $71 million (2006 – $175 million; 2005 – $217 million) may be carried forward indefinitely.

During 2007, the Company reduced valuation allowances related to $43 million of tax losses and other temporary differences for which tax benefits had previously not been recognized in the accounts. Upon the acquisition of MDC, the Company met the deferred tax asset recognition criteria for these tax balances, and as a result, reduced the valuation allowances to nil. The impact of this adjustment was to also reduce goodwill recorded related to the acquisition of MDC by $43 million compared to what would otherwise have been reported. These losses and related temporary differences arose from MDS operations prior to the acquisition date of MDC.

d) Investment tax credits

During the year, the Company recognized $17 million (2006 – $26 million; 2005 – $10 million) of investment tax credits relating to research performed in Canada on its own behalf and for certain customers.

Investment tax credits amounting to $20 million and recognized in prior years were realized in 2006 and recorded as a reduction in income tax expense. In years prior to 2006, these investment tax credits, which related to the MAPLE project, had been recognized as a reduction of the carrying value of the Company's interest in the project.

20. Stock-based Compensation

a) Stock option plan

At the Company's annual and Special Meeting of Shareholders held on March 8, 2007, shareholders voted to approve the Company's 2007 Stock Option Plan (the Plan), which conforms to all current regulations of the New York and Toronto stock exchanges. Under the 2007 Stock Option Plan, which replaces the Company's 2006 Stock Option Plan, the Company may issue shares on the exercise of stock options granted to eligible employees, officers, directors and persons providing on-going management or consulting services to the Company. The exercise price of stock options issued under the Plan equals the market price of the underlying shares on the date of the grant. All options issued under the Plan are granted and priced on the date on which approval by the Board of Directors of the Company is obtained or a later date set by the Board in its approval. Except as noted below, stock options granted up to October 31, 2005 vest evenly over five years and have a term of ten years. Certain options granted on April 22, 2005 and all options granted after October 31, 2005 vest evenly over three years and have a term of seven years. As of October 31, 2007, 11.4 million Common shares had been reserved for issuance under the stock option plan.

	Number (000s)		Weighted Average Exercise Price (C$)	Weighted-Average Remaining Contractual Life (Years)		Aggregate Intrinsic Value (C$ millions)
Outstanding October 31, 2005	7,672	$	17.76	5.9	$	16
Granted	1,019	$	20.10			
Exercised	(1,859)	$	14.76			
Cancelled	(982)	$	19.94			
Outstanding at October 31, 2006	5,850	$	18.76	5.3	$	9
Granted	1,241	$	21.72			
Exercised	(982)	$	16.47			
Cancelled	(554)	$	20.35			
Outstanding at October 31, 2007	5,555	$	19.66	5.3	$	10
Vested and expected to vest at October 31, 2006*	5,584	$	18.60	5.5	$	9
Vested and expected to vest at October 31, 2007*	5,279	$	19.66	5.2	$	10
Exercisable at October 31, 2006	3,612	$	18.42	4.6	$	7
Exercisable at October 31, 2007	3,223	$	19.01	4.3	$	8

**The expected to vest amount represents the unvested options as at October 31, 2007 and 2006 less estimated forfeitures*

Options outstanding at October 31, 2007 comprised the following:

			Options Outstanding			Options Exercisable
Range of Exercise Prices (C$)		Weighted Average Remaining Contractual Life (Years)	Number (000s)	Weighted Average Exercise Price (C$)	Number (000s)	Weighted Average Exercise Price (C$)
$13.95	- $15.70	1.6	**508**	**$14.32**	**508**	**$14.32**
$15.75	- $17.20	4.5	**414**	**$16.74**	**276**	**$16.74**
$17.50	- $19.00	5.4	**1,063**	**$18.41**	**836**	**$18.58**
$19.05	- $20.50	5.6	**1,182**	**$19.85**	**565**	**$19.79**
$20.75	- $22.50	5.5	**2,388**	**$21.77**	**1,038**	**$21.83**
		5.3	**5,555**	**$19.66**	**3,223**	**$19.01**

Stock option compensation expense for 2007 was $4 million (2006 – $2 million; 2005 – $3 million), which has been recorded in selling, general and administration expenses in the consolidated statements of operations and as additional paid-in capital within share capital on the consolidated statements of financial position.

The Company utilizes the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

	2007	2006	2005
Risk-free interest rate	**4.5%**	3.9%	3.8%
Expected dividend yield	**0.0%**	0.7%	0.7%
Expected volatility	**.209**	.230	.334
Expected time until exercise (years)	**4.35**	3.25	5.19

The weighted average fair value of options granted was estimated to be C$5.66 per Common share in 2007, C$4.14 per Common share in 2006, and C$5.98 per Common share in 2005.

The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options that are fully transferable and have no vesting restrictions. This model requires the use of assumptions, including future stock price volatility and expected time until exercise. The Company uses historical volatility to estimate its future stock price volatility. The expected time until exercise is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behavior.

The following table summarizes the intrinsic value of options exercised and the fair values of shares vested:

		2007		2006		2005
Aggregate intrinsic value of options exercised	**C$**	5	C$	12	C$	4
Aggregate grant-date fair value of shares vested	**C$**	5	C$	7	C$	10

As at October 31, 2007, the total remaining unrecognized compensation expense related to non-vested stock options amounted to approximately $9 million which will be amortized over the weighted average remaining requisite service period of approximately 27 months.

[All tabular amounts in millions of US dollars, except where noted]

b) Pro forma impact of stock-based compensation

Companies are required to calculate and disclose, in the notes to the consolidated financial statements, compensation expense related to the grant-date fair value of stock options for all grants of options for which no expense has been recorded in the consolidated statements of operations For the Company, this includes those stock options issued prior to November 1, 2003.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

		2007		2006		2005
Net income	$	773	$	120	$	(7)
Compensation expense for options granted prior to November 1, 2003		(1)		(2)		(4)
Net income (loss) - pro forma	$	772	$	118	$	(11)
Basic earnings per share		5.87		0.82		(0.08)
Diluted earnings per share	$	5.85	$	0.82	$	(0.08)

c) Incentive plans

Beginning in fiscal year 2004, a mid-term incentive plan was introduced based on specific operating margin improvement targets and achievement of defined change outcomes across the Company over a two-year performance cycle ending October 31, 2005. The plan replaced a portion of the annual stock option grants with Performance Share Units (PSUs). Fiscal 2005 expenses include $2 million related to this plan and the plan liability of $4 million was paid in 2006.

During 2005, the Company approved a PSU mid-term incentive plan for senior management (the 2006 MTIP). All PSUs under the 2006 MTIP vest in two equal tranches, based on achieving specified share price hurdles of C$22.00 and C$26.00, respectively. The term of the PSUs is three years and payout will occur at the later of 24 months from the date of grant and achievement of each share price hurdle. Payout on certain PSUs will be in the form of Deferred Share Units (DSUs) and the balance will be paid in cash. During 2006, the C$22.00 price hurdle was met and 50% of the issued units vested. These vested units were paid out in November, 2007.

During 2006, the Company approved a PSU mid-term incentive plan for senior management (the 2007 MTIP). All PSUs under the 2007 MTIP will vest in two equal tranches, based on achieving specified share price hurdles of C$25.30 and C$27.50, respectively. The term of the PSUs is three years and payout will occur at the later of 24 months from the date of grant and achievement of each share price hurdle.

The Company records the cost of its mid-term incentive compensation plans at fair value based on assumptions that are consistent with those used to determine the fair value of stock option compensation. As at October 31, 2007, the liability for future compensation under the mid-term incentive compensation plans was $14 million (2006 - $8 million). In fiscal 2007, the Company expensed $5 million related to the mid-term incentive compensation plans (2006 – $8 million).

21. Employee Benefits

The Company sponsors various pension and other post-retirement benefit plans, including defined benefit and defined contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to employees. Certain benefit plans were curtailed effective January 1, 2008, resulting in a net curtailment gain in fiscal 2006 of $1 million.

[All tabular amounts in millions of US dollars, except where noted]

Defined benefit pension plans

The Company sponsors one defined benefit pension plan for the benefit of certain of its employees in Canada, one for the benefit of its employees at a Taiwanese subsidiary, and one available to certain US employees. The Canadian plan is based on the highest three or six average consecutive years wages and requires employee contributions, while the Taiwanese plan is based upon years of service and compensation during the last month prior to retirement. The US plan is based on the participants' 60 highest consecutive months of compensation and their years of service.

All plans are funded and the Company uses an October 31 measurement date for its plans. The most recent actuarial valuations of the majority of the pension plans for funding purposes were as of January 1, 2007.

The components of net periodic pension cost for these plans for 2007, 2006 and 2005 are as follows:

	Domestic Plans			International Plans		
	2007	2006	2005	**2007**	2006	2005
Components of Net Periodic Pension Cost						
Service cost	**$ 4**	$ 3	$ 3	**$ -**	$ 1	$ 1
Interest cost	**9**	8	8	**1**	1	1
Expected return on plan assets	**(12)**	(11)	(10)	**(1)**	(1)	(1)
Recognized actuarial gain	**-**	1	-	**-**	-	-
Amortization of net transition asset	**(2)**	(2)	(2)	**-**	-	-
Curtailment gain	**-**	-	-	**-**	(1)	-
Net Periodic Pension Cost	**$ (1)**	$ (1)	$ (1)	**$ -**	$ -	$ 1

The following weighted average assumptions were used in the determination of the net periodic benefit cost and obligation:

	Domestic Plans			International Plans		
	2007	2006	2005	**2007**	2006	2005
Benefit Obligation						
Discount rate	**5.60%**	5.25%	5.25%	**4.94%**	4.65%	4.65%
Expected return on plan assets	**6.75%**	6.50%	6.75%	**5.94%**	5.65%	5.39%
Rate of compensation increase	**3.75%**	3.75%	3.75%	**3.94%**	3.86%	3.63%
Benefit Cost						
Discount rate	**5.25%**	5.25%	6.25%	**4.85%**	5.07%	4.65%
Expected return on plan assets	**6.50%**	6.75%	7.00%	**5.94%**	6.08%	5.39%
Rate of compensation increase	**3.75%**	3.75%	4.25%	**3.94%**	3.86%	3.63%

Discount rate assumptions have been, and continue to be, based on the prevailing market long-term interest rates at the measurement date.

[All tabular amounts in millions of US dollars, except where noted]

The change in the benefit obligation, plan assets, and the funded status of the plans for the two most recently completed years were as follows:

	Domestic Plans		International Plans	
	2007	2006	**2007**	2006
Change in benefit obligation				
Benefit obligations – beginning of year	**$ 163**	$ 148	**$ 20**	$ 25
Service cost – pension	**5**	5	**-**	(6)
Interest cost	**9**	8	**1**	1
Benefits paid	**(6)**	(6)	**(2)**	-
Actuarial loss	**4**	-	**-**	-
Foreign currency exchange rate changes	**33**	8	**3**	-
Total benefit obligations – end of year	**208**	163	**22**	20
Change in Fair Value of Assets:				
Fair value of plan assets, beginning of year	**196**	171	**20**	19
MDS contributions	**3**	2	**1**	1
Employee contributions	**2**	2	**-**	-
Actual return on plan assets	**15**	19	**1**	1
Benefits paid	**(7)**	(6)	**(1)**	(2)
Foreign currency exchange rate changes	**37**	8	2	1
Fair value of plan assets – end of year	**246**	196	**23**	20
Funded status at end of year – over/(under) funded	**$ 38**	$ 33	**$ 1**	$ -

A reconciliation of the funded status to the net pension asset recognized in the consolidated statement of financial position is as follows:

	2006	
	Domestic Plans	International Plans
Benefit obligation	$ 163	$ 20
Fair value of plan assets	196	20
Plan assets in excess of benefit obligations	33	-
Unrecognized net actuarial gains	7	2
Unrecognized transition assets	(22)	-
	$ 18	$ 2

[All tabular amounts in millions of US dollars, except where noted]

A summary of the amounts recognized in the consolidated statements of financial position as of October 31, 2007 and 2006 prior to the application of SFAS 158 is as follows:

	Domestic Plans		International Plans	
	2007	2006	**2007**	2006
Long term pension plan assets	**$ 22**	$ 18	**$ 4**	$ 4
Current liabilities	**-**	-	**-**	-
Non-current liabilities	**-**	-	**2**	2
Net amount recognized at year end	**$ 22**	$ 18	**$ 2**	$ 2

The pension plan assets are included within long-term investments on the consolidated statements of financial position.

The following table illustrates the amounts in accumulated other comprehensive income that have not yet been recognized as components of pension expense:

	2007
Net actuarial loss	**$ 16**
Deferred income taxes	**(5)**
Accumulated other comprehensive income	**$ 11**

The weighted-average asset allocation of the Company's pension plan is as follows:

	Target	Domestic Plans		International Plans	
Asset Category		**2007**	2006	**2007**	2006
Cash	-	**0.1%**	-	**45.7%**	7.2%
Fixed income	35.0%	**32.1%**	33.5%	**19.1%**	60.9%
Equities	65.0%	**67.8%**	66.5%	**35.2%**	31.9%
Total	100.0%	**100.0%**	100.0%	**100.0%**	100.0%

The Company maintains target allocation percentages among various asset classes based on investment policies established for the pension plans which are designed to maximize the total rate of return (income and appreciation) after inflation within the limits of prudent risk taking, while providing for adequate near-term liquidity for benefit payments. The Company's expected return on asset assumptions are derived from studies conducted by actuaries and investment advisors. The studies include a review of anticipated future long-term performance of individual asset classes and consideration of the appropriate asset allocation strategy given the anticipated requirements of the plans to determine the average rate of earnings expected on the funds invested to provide for the pension plans benefits. While the study gives appropriate consideration to recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate.

[All tabular amounts in millions of US dollars, except where noted]

Expected future benefit payments are as follows:

Years ending October 31

	Domestic Plans	International Plans
2008	$ 7	$ -
2009	7	-
2010	8	-
2011	8	-
2012	9	-
2013-2017	55	3
	$ 94	$ 3

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit pension and post-retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through the other comprehensive income of a business entity. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. The Company is required to initially recognize the funded status of its defined benefit pension and post-retirement plans and to provide the required disclosures as of October 31, 2007.

The effect of the initial adoption of SFAS 158 on the Company's accounting for pension plans is as follows. There was no impact on the Company's accounting for other post-retirement benefits plans.

	Before Application of SFAS 158	Adjustment	After Application of SFAS 158
Long-term investments	$ 274	$ 16	$ 290
Deferred tax liabilities	163	5	168
Accumulated other comprehensive income	479	11	490

Other benefit plans

These include a supplemental retirement arrangement, a retirement/termination allowance and post retirement benefit plans, which include contributory health and dental care benefits and contributory life insurance coverage. All non-pension post-employment benefit plans are unfunded.

The components of net periodic cost for these plans for 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Components of Net Periodic Pension Cost			
Service cost	**$ -**	$ 1	$ 1
Interest cost	**1**	1	1
Curtailment (gain) loss recognized	**-**	(1)	(1)
Net Periodic Pension Cost	**$ 1**	$ 1	$ 1

[All tabular amounts in millions of US dollars, except where noted]

The assumptions used to determine the net periodic cost for these plans were as follows:

	2007	2006	2005
Weighted Average Assumptions Used to Determine Net Periodic Cost:			
Discount rate	**5.56%**	5.16%	5.18%
Rate of compensation increase	**4.16%**	4.21%	4.24%
Initial health care cost trend rate	**9.10%**	10.00%	10.00%
Ultimate health care cost trend rate	**4.86%**	5.00%	5.00%
Years until ultimate trend rate is reached	**5.0**	5.0	5.0
Assumptions used to determine net benefit cost:			
Discount rate	**5.18%**	5.31%	6.18%
Rate of compensation increase	**4.16%**	4.21%	4.41%

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have had the following impact in 2007:

	1% Increase	1% Decrease
Change in net benefit cost	$ -	$ -
Change in benefit obligation	$ 5	$ (4)

The change in the projected benefit obligation and the funded status of the plan is as follows:

	2007	2006
Change in Projected Benefit Obligation		
Benefit obligations – beginning of year	$ 17	$ 18
Service cost – pension	-	1
Interest cost	1	1
Benefits paid	(1)	(1)
Actuarial gain	-	(1)
Curtailments	-	(2)
Foreign currency exchange rate changes	4	1
Total benefit obligations – end of year	$ 21	$ 17
Funded status at end of year – over/(under) funded	$ (21)	$ (17)

A reconciliation of the funded status is as follows:

	2007	2006
Projected benefit obligation	$ 21	$ 17
Fair value of plan assets	-	-
Plan assets in excess (less than) projected obligations	$ (21)	$ (17)
Unrecognized actuarial gains	-	1
Unrecognized past service costs	-	-
Unrecognized net transition assets	-	-
	$ (21)	(16)

[All tabular amounts in millions of US dollars, except where noted]

The other benefit plan liabilities are included within other long-term obligations on the consolidated statements of financial position.

Based on the actuarial assumptions used to develop the Company's benefit obligations as at October 31, 2007, the following benefit payments are expected to be made to plan participants:

Years ending October 31,		
2008	$	1
2009		1
2010		1
2011		1
2012		1
2013-2017		6
Total	$	11

During fiscal 2008, the Company expects to contribute approximately $5 million and $1 million to the Company's pension plans and other benefit plans, respectively.

During 2007, the Company contributed $13 million to defined contribution pension plans on behalf of its employees (2006 – $17 million; 2005 – $18 million).

22. Segmented Information

In accordance with SFAS No.131, "Disclosures About Segments of an Enterprise and Related Information," the Company discloses financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available and is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company operates within three business segments – pharmaceutical services, isotopes, and analytical technologies. These segments are organized predominantly around the products and services provided to customers identified for the businesses.

The pharmaceutical services business provides pharmaceutical research services; the isotopes business manufactures medical isotopes; and the analytical technologies business manufactures advanced analytical equipment.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no significant inter-segment transactions. The corporate segment results include the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments, as well as certain other costs and income items that do not pertain to a business segment.

[All tabular amounts in millions of US dollars, except where noted]

The information presented below is for continuing operations.

Operating results

Year ended October 31, 2007

	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$ -	$ 284	$ 280	$ -	$ 564
Service revenues	477	6	72	-	555
Reimbursement revenues	91	-	-	-	91
Total revenues	568	290	352	-	1,210
Direct product cost	-	(147)	(213)	-	(360)
Direct service costs	(332)	(3)	(3)	-	(338)
Reimbursed expenses	(91)	-	-	-	(91)
Selling, general and administration	(130)	(54)	(57)	(24)	(265)
Research and development	-	(4)	(64)	-	(68)
Depreciation and amortization	(35)	(13)	(29)	(2)	(79)
Restructuring charges – net	(28)	-	-	(9)	(37)
Other income (expense) – net	(74)	3	(6)	(3)	(80)
Equity earnings	-	-	53	-	53
Segment earnings (loss)	$ (122)	$ 72	$ 33	$ (38)	$ (55)
Capital expenditures	$ 48	$ 8	$ 8	$ 7	$ 71

Year ended October 31, 2006

	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$	$ 290	$ 148	$ -	$ 438
Service Revenues	458	5	54	-	517
Reimbursement revenues	105	-	-	-	105
Total Revenues	563	295	202	-	1,060
Direct product cost	-	(147)	(149)	-	(296)
Direct service cost	(359)	(3)	-	-	(362)
Reimbursed expenses	(105)	-	-	-	(105)
Selling, general and administration	(125)	(51)	(20)	(24)	(220)
Research and development	-	(5)	(48)	-	(53)
Depreciation and amortization	(30)	(15)	(6)	-	(51)
Restructuring charges – net	-	2	-	5	7
Other income (expense) – net	2	(36)	5	(7)	(36)
Equity earnings	(1)	-	54	(4)	49
Segment earnings (loss)	$ (55)	$ 40	$ 38	$ (30)	$ (7)
Capital expenditures	$ 37	$ -	$ 4	$ 10	$ 51

[All tabular amounts in millions of US dollars, except where noted]

					Year ended October 31, 2005
	MDS Pharma Services	**MDS Nordion**	**MDS Analytical Technologies**	**Corporate and Other**	**Total**
Product revenues	$ -	$ 243	$ 153	$ -	$ 396
Service Revenues	434	4	53	-	491
Reimbursement revenues	95	-		-	95
Total Revenues	529	247	206	-	982
Direct product cost	-	(132)	(137)	-	(269)
Direct service cost	(319)	(2)	-	-	(321)
Reimbursed expenses	(95)	-	-	-	(95)
Selling, general and administration	(116)	(48)	(27)	(19)	(210)
Research and development	(2)	(6)	(44)	1	(51)
Depreciation and amortization	(26)	(13)	(7)	(1)	(47)
Restructuring charges – net	(20)	(3)	(3)	(25)	(51)
Other income (expense) – net	(15)	1	1	(1)	(14)
Equity earnings	-	-	46	(5)	41
Segment earnings (loss)	$ (64)	$ 44	$ 35	$ (50)	$ (35)
Capital expenditures	$ 24	$ 50	$ 5	$ 23	$ 102

Financial position

			Additions		As at October 31
		Total Assets[1]	**Property, Plant and Equipment**	**Goodwill**	**Equity investments**
MDS Pharma Services	**2007**	**$ 835**	**$ 48**	**$ -**	**$ 3**
	2006	858	37	1	4
MDS Nordion	**2007**	**$ 789**	**$ 8**	**$ -**	**$ -**
	2006	621	-	-	-
MDS Analytical Technologies	**2007**	**$ 857**	**$ 8**	**$ 364**	**$ 38**
	2006	132	4	-	32
Corporate and Other	**2007**	**$ 537**	**$ 7**	**$ -**	**$ 11**
	2006	536	10	-	26
Total	**2007**	**$ 3,018**	**$ 71**	**$ 364**	**$ 52**
	2006	2,147	51	1	62

[1] *Total assets for 2006 exclude assets held for sale relating to discontinued operations.*

[All tabular amounts in millions of US dollars, except where noted]

Revenues by end-customer location

Years ended October 31

		Canada	US	Europe	Asia	Other	Total
MDS Pharma Services	**2007**	**$ 62**	**$ 247**	**$ 214**	**$ 16**	**$ 29**	**$ 568**
	2006	28	288	217	9	21	563
	2005	28	292	179	4	26	529
MDS Nordion	**2007**	**$ 10**	**$ 162**	**$ 45**	**$ 47**	**$ 26**	**$ 290**
	2006	11	164	45	57	18	295
	2005	10	130	47	44	16	247
MDS Analytical Technologies	**2007**	**$ 71**	**$ 154**	**$ 80**	**$ 42**	**$ 5**	**$ 352**
	2006	12	83	63	40	4	202
	2005	21	81	62	39	3	206
Total	**2007**	**$ 143**	**$ 563**	**$ 339**	**$ 105**	**$ 60**	**$ 1,210**
	2006	51	535	325	106	43	1,060
	2005	59	503	288	87	45	982

Revenues earned outside of Canada, reflecting export sales, along with revenues earned by operating units based outside of Canada, made up approximately 90% of net revenues for 2007. MDS Pharma, MDS Nordion and MDS AT contributed 47%, 24% and 29% of total revenues, respectively, in 2007.

Property, plant and equipment by segment and geographical location

As at October 31

		Canada	US	Europe	Asia	Other	Total
MDS Pharma Services	**2007**	**$ 41**	**$ 81**	**$ 54**	**$ 2**	**$ -**	**$ 178**
	2006	45	60	48	2	-	155
MDS Nordion	**2007**	**$ 118**	**$ -**	**$ 6**	**$ -**	**$ -**	**$ 124**
	2006	106	-	4	-	-	110
MDS Analytical Technologies	**2007**	**$ 15**	**$ 12**	**$ 2**	**$ 2**	**$ -**	**$ 31**
	2006	14	3	1	1	-	19
Corporate and Other	**2007**	**$ 53**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 53**
	2006	50	-	-	-	-	50
Total	**2007**	**$ 227**	**$ 93**	**$ 62**	**$ 4**	**$ -**	**$ 386**
	2006	215	63	53	3	-	334

Goodwill by segment and geographical location

As at October 31

		Canada	US	Europe	Total
MDS Pharma Services	**2007**	**$ 142**	**$ 246**	**$ 16**	**$ 404**
	2006	123	246	14	383
MDS Nordion	**2007**	**$ 2**	**$ -**	**$ -**	**$ 2**
	2006	3	-	-	3
MDS Analytical Technologies	**2007**	**$ 12**	**$ 364**	**$ -**	**$ 376**
	2006	11	-	-	11
Total	**2007**	**$ 156**	**$ 610**	**$ 16**	**$ 782**
	2006	137	246	14	397

The geographic allocation of goodwill for MDS Analytical Technologies is preliminary pending completion of the purchase valuation and purchase price allocation.

[All tabular amounts in millions of US dollars, except where noted]

23. Commitments, Contingencies, and Guarantees

a) Lease and other commitments

The Company is obligated under non-cancelable operating leases, primarily for its offices and laboratory facilities. These leases generally contain customary scheduled rent increases or escalation clauses and renewal options.

The Company is also obligated under outsourcing agreements related to certain aspects of its information technology and human resources support functions. Actual amounts paid under these outsourcing agreements could be higher or lower than the amounts shown below as a result of changes in volume and other variables. In addition, early termination of these outsourcing agreements by the Company could result in the payment of termination fees which are not reflected in the table below.

As at October 31, 2007, the Company is obligated under non-cancelable operating leases, primarily for its premises and equipment leases and other long-term contractual commitments to make minimum annual payments of approximately:

		Operating Leases		Sublease Income		Total	Other Contractual Commitments
2008	$	22	$	(1)	$	21	104
2009		22		(1)		21	47
2010		21		(1)		20	41
2011		17		-		17	23
2012		15		-		15	27
Thereafter		47		-		47	206
	$	144	$	(3)	$	141	448

Net rental expense for premises and equipment leases of continuing operations for the year ended October 31, 2007 was $28 million (2006 - $19 million; 2005 - $24 million).

b) Contractual commitments

Included in other contractual commitments above is $336 million associated with long-term supply arrangements and other long-term commitments with major electricity producers comprising the majority of the Company's expected cobalt purchases.

Other contractual commitments included a remaining four-year commitment totaling $67 million (2006 - $61 million) relating to the outsourcing of the information technology infrastructure.

Net sales of certain products of the Company are subject to royalties payable to third parties. Royalty expense recorded in cost of revenues amounted to $7million , $9 million, and $5 million in October 31, 2005, 2006 and 2007, respectively.

c) Liability insurance

The Company is self-insured for up to the first $5 million of costs incurred relating to a single liability claim in a year and to $10 million in aggregate claims arising during an annual policy period. The Company provides for unsettled reported losses and losses incurred but not reported based on an independent review of all claims made against the Company. Accruals for estimated losses related to self-insurance were not material at October 31, 2007.

[All tabular amounts in millions of US dollars, except where noted]

d) Indemnification provisions

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into license agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry. Those indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations; however, the Company maintains liability insurance totaling $100 million that limits the exposure and enables the Company to recover certain future amounts paid, less any deductible amounts pursuant to the terms of the respective policies.

e) Guarantees

Guarantees for which the Company is contractually obligated to make payments in the event of a default by a third party or due to its inability to meet certain performance-based obligations total approximately $21 million (2006 - $20 million). No liabilities have been recorded by the Company related to these guarantees.

	2007		2006	
	Maximum Potential Exposure	Range of terms of guarantees	Maximum Potential Exposure	Range of terms of guarantees
Contracts contingent upon changes of an asset, liability or equity of the guaranteed party	3	Nov 2007 – Feb 2010	4	Oct 2006 – Feb 2010
Performance guarantees	18	Jan 2007 – Oct 2008	15	Oct 2006 – Oct 2008
Indirect guarantees of the indebtedness of other parties	-		1	Oct 2006 – Jan 2007
Total	**21**		**20**	

24. Litigation

Various lawsuits, claims and proceedings of a nature considered normal to its business are pending against the Company. In the opinion of management, the outcome of such proceedings and litigation currently pending will not materially affect the Company's consolidated financial statements.

25. Asset Retirement Obligation

In accordance with the FIN No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143", companies must recognize a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated.

The Company has identified an asset retirement obligation relating to future site remediation costs of a facility located in Kanata, Ontario. The Company intends to use the facility for an indeterminate period of time and a liability will be recognized in the period in which sufficient information exists to estimate the range of potential settlement dates that is required to use a present value technique to estimate fair value.

The Company has pledged a $17 million letter of credit in support of future site remediation costs for the Kanata facility, which is included in the performance guarantees amount described in Note 23.

26. Financial Instruments and Financial Risk

a) Foreign currency and interest rate contracts

The Company uses foreign currency forward and option contracts to manage its foreign exchange risk. Certain Canadian operations of the Company are expected to have net cash inflows in 2008 and subsequent years denominated in US dollars. The Company enters into foreign exchange contracts to hedge a portion of these cash flows. The

[All tabular amounts in millions of US dollars, except where noted]

Company uses interest rate swap contracts to manage its exposure to interest rate risk on certain of its debt obligations.

The Company will hedge anticipated cash inflows that are expected to occur over its planning cycle, typically no more than 24 months into the future. Prior to fiscal 2007, the majority of forward contracts entered into by the Company did not qualify as hedges for accounting purposes.

Included in revenues are gains from realized foreign exchange contracts for the year of $4 million (2006 - $14 million; 2005 - $39 million). During the year, the Company realized other net foreign exchange losses of $16 million (2006 - $3 million loss; 2005 - $1 million loss), which it reported in the consolidated statements of operations.

As at October 31, 2007, the Company had outstanding foreign exchange contracts in place to sell up to $34 million, at a weighted average rate of C$1.1280, maturing over the next five months. The Company also had interest rate swap contracts that economically convert a notional amount of $80 million of debt from a fixed to a floating interest rate. In 2007, a $1 million gain was recorded in other expense (2006, - nil; 2005 - $2 million loss). In December, 2007 the Company exited the swap contract and will record a gain of $2 million in its fiscal 2008 first quarter.

b) Credit risk
Certain of the Company's financial assets, including cash and cash equivalents, are exposed to credit risk. The Company may, from time to time, invest in debt obligations and commercial paper of governments and corporations. Such investments are limited to those issuers carrying an investment-grade credit rating. In addition, the Company limits the amount that is invested in issues of any one government or corporation.

The Company is also exposed, in its normal course of business, to credit risk from its customers. No single party accounts for a significant balance of accounts receivable. As at October 31, 2007, accounts receivable is net of an allowance for uncollectible accounts of $5 million (2006 - $4 million).

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations to the Company. The Company is exposed to credit risk in the event of non-performance, but does not anticipate non-performance by any of the counterparties to its financial instruments. The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality. In the event of non-performance by a counterparty, the carrying value of the company's financial instruments represents the maximum amount of loss that would be incurred.

c. Fair value
Cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable and accrued liabilities, and income taxes assets and liabilities – these assets and liabilities have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

As at October 31, 2007 and 2006, the financial instruments classified as long-term investments were carried at amounts that approximate their estimated fair values.

For derivative financial instruments, (foreign exchange and interest rate swap contracts), the carrying amounts, and fair values at October 31, 2006 and 2007, are as follows:

		2007 Carrying Amount	**2007 Fair Value**	2006 Carrying Amount	2006 Fair Value
Net asset (liability) position:					
Currency forward and option	- assets	$ 7	$ 7	$ 1	$ 1
Currency forward and option	- liabilities	$ (12)	$ (12)	$ -	$ -
Interest rate swap and option contracts		$ (1)	$ (1)	$ (2)	$ (2)

[All tabular amounts in millions of US dollars, except where noted]

All currency forward contracts were eligible for hedge accounting as at October 31, 2007. The Company recorded a $4 million gain in 2006 as a result of marking expired, ineligible options to market.

As of October 31, 2007, $7 million of deferred gains on derivative instruments accumulated in other comprehensive income are expected to be reclassified to income during the next 12 months. In addition, the Company has $12 million of derivative liabilities on derivative instruments associated with long-term debt that have not been designated as hedges.

27. Canadian GAAP Supplemental Information

The US GAAP accounting principles used in the preparation of these consolidated financial statements conform in all material respects to Canadian GAAP, except as set out below.

i) Accounting for equity interests in joint ventures – The Company owns 50% interests in two partnerships that are subject to joint control. Under US GAAP, the Company records its share of earnings of these partnerships as equity earnings. Under Canadian GAAP, the Company proportionately consolidates these businesses. Under the proportionate consolidation method of accounting, MDS recognizes its share of the results of operations, cash flows, and financial position of the partnerships on a line-by-line basis in its financial statements and eliminates its share of all material intercompany transactions with the partnerships. While there is no impact on net income from continuing operations or earnings per share from continuing operations as a result of this difference, there are numerous presentation differences affecting the disclosures in these financial statements and in certain of the supporting notes.

ii) Research and development – The Company expenses research and development costs as incurred. Under Canadian GAAP, the Company is required to capitalize development costs provided certain conditions are met. Such capitalized costs are referred to as deferred development costs and they are amortized over the estimated useful life of the related products, generally periods ranging from three to five years.

iii) Investment tax credits – The Company records non-refundable investment tax credits as a reduction in current income tax expense in the year in which the tax credits are earned. The majority of non-refundable investment tax credits earned by MDS related to research and development expenditures. Under Canadian GAAP, non-refundable investment tax credits are recorded as a reduction in the expense or the capital expenditure to which they relate.

iv) Embedded derivatives – Under SFAS 133 – "Accounting for derivative instruments and hedging activities", certain contractual terms are considered to behave in a similar fashion to a derivative contract and parties to the contracts are therefore required to separate the accounting for these embedded derivatives from the accounting for the host contract. Once separated, these embedded derivatives are subject to the general derivative accounting guidelines outlined in SFAS 133, particularly the requirement to mark these derivatives to market. For MDS, these terms typically relate to the currency in which the contract is denominated. Canadian GAAP is largely aligned with SFAS 133 for most embedded derivatives; however, Canadian GAAP provides exemptions for contracts that are written in a currency that is not the functional currency of one of the substantial parties to the contract but which is a currency in common usage in the economic environment of one of the contracting parties. The Company has elected to use this exemption available under Canadian GAAP in accounting for certain cobalt supply contracts entered into with a supplier located in Russia. The affected contracts are denominated in US dollars.

v) Currency forward and option contracts – The Company currently designates the majority of the forward foreign exchange contracts it enters into as hedges of future anticipated cash inflows. In prior years, these contracts did not qualify for treatment as hedges and, accordingly, such contracts were carried at fair value and changes in fair value were reflected in earnings. Under Canadian GAAP, all such contracts were eligible for hedge accounting, and as a result, gains and losses on these contracts were deferred and recognized in the period in which the cash flows to which they relate were incurred.

[All tabular amounts in millions of US dollars, except where noted]

vi) Comprehensive income – US GAAP requires that a statement of other comprehensive income and accumulated other comprehensive income be displayed with the same prominence as other financial statements. Under Canadian GAAP, statements of other comprehensive income and accumulated other comprehensive income were not required for years prior to the Company's 2007 fiscal year.

vii) Pensions - Under US GAAP, the net funded status of pension plans sponsored by a Company are fully reflected in the consolidated assets or liabilities of the Company. The amount by which plan assets exceed benefit obligations or benefit obligations exceed plan assets, on a plan-by-plan basis, is reflected as an increase in assets or liabilities, with a corresponding adjustment to accumulated other comprehensive income. Under Canadian GAAP, only the net actuarial asset or liability is reflected in the consolidated financial statements.

viii) Stock-based compensation – Under US GAAP, certain equity-based incentive compensation plans are accounted for under the liability method using a fair value model to determine the amount of the liability at each period end. Under Canadian GAAP, these plans are accounted for under the liability method using intrinsic value to measure the liability at each period end.

Recent Canadian accounting pronouncements

a) Capital disclosures – The CICA issued Section 1535, "Capital Disclosures", which requires the disclosure of both the qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies, and processes for managing capital.
b) Inventories – The CICA issued Section 3031, "Inventories", which replaces existing Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards. The new Section includes changes to the measurement of inventories, including guidance on costing, impairment testing, and disclosure requirements.
c) Financial instruments – The CICA issued section 3862, "Financial Instruments – Disclosure" and Section 3863, "Financial Instruments – Presentation" to replace Section 3861, "Financial Instruments – Disclosure and Presentation".

The Company is required to adopt Sections 1535, 3862, and 3863 effective for its fiscal year end beginning November 1, 2007 and these sections affect disclosures only. The Company is required to adopt Section 3031 effective February 1, 2008. The Company is currently evaluating the effects that the adoption of Section 3031 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

[All tabular amounts in millions of US dollars, except where noted]

The increase (decrease) in income from continuing operations resulting from the material GAAP differences is summarized in the tables below:

Income Statement - **2007**	US GAAP	Joint Ventures (i)	Other	Ref.	Cdn GAAP
Total revenues	**$ 1,210**	**$ 45**	**$ (2)**	v	**$ 1,253**
Total cost of revenues	**(789)**	**(3)**	**7**	ii, iii	**(785)**
SG&A	**(265)**	**(3)**	**(2)**	vii, viii	**(270)**
R&D	**(68)**	**30**	**9**	ii, iii	**(29)**
Depreciation and amortization	**(79)**	**(9)**	**(3)**	ii	**(91)**
Other, net	**(117)**		**-**	ii, iv	**(117)**
Operating income (loss)	**(108)**	**60**	**9**		**(39)**
Interest expense, net	**(1)**		**(1)**	A	**(2)**
Income taxes	**23**		**(16)**	iii	**7**
Equity earnings	**53**	**(60)**	**7**	A	**-**
Income (loss) from continuing operations	**$ (33)**	**$ -**	**$ (1)**		**$ (34)**
Basic EPS from continuing operations	**$ (0.25)**	**$ -**	**$ (0.01)**		**$ (0.26)**

Legend: A – classification of interest derivative mark to market adjustment and equity earnings; ii – Research and development ; iii – investment tax credits; iv – embedded derivatives; v - Hedge accounting; vii – Pensions (SFAS 158); viii – stock-based compensation;

Income Statement - **2006**	US GAAP	Joint Ventures (i)	Other	Ref.	Cdn GAAP
Total revenues	$ 1,060	$ 42	$ 5	v	$ 1,107
Total cost of revenues	(763)	(2)	15	iii, ii	(750)
SG&A	(220)	(1)	(3)		(224)
R&D	(53)	28	7	ii	(18)
Depreciation and amortization	(51)	(9)	(3)	ii	(63)
Other, net	(29)		25	iii	(4)
Operating income (loss)	(56)	58	46		48
Interest expense, net	(6)		-		(6)
Income taxes	35		(48)	iii	(13)
Equity earnings	49	(58)	9	A	-
Income (loss) from continuing operations	$ 22	$ -	$ 7		$ 29
Basic EPS from continuing operations	$ 0.15	$ -	$ 0.06		$ 0.21

Income Statement – **2005**	US GAAP	Joint Ventures(i)	Other	Ref.	Cdn GAAP
Total revenues	$ 982	$ 33	$ 30	v	$ 1,045
Total cost of revenues	(685)	-	6	iii	(679)
SG&A	(210)	9			(201)
R&D	(51)	11	13	ii	(27)
Depreciation and amortization	(47)	(4)	-		(51)
Other, net	(65)		(6)	A	(71)
Operating income (loss)	(76)	49	43		16
Interest expense, net	(8)		2	A	(6)
Income taxes	14		(23)	iii	(9)
Equity earnings	41	(49)	8	A	-
Income (loss) from continuing operations	$ (29)	$ -	$ 30		$ 1
Basic EPS from continuing operations	$ (0.21)	$ -	$ 0.21		$ -

There is no impact on income or earnings per share from discontinued operations as a result of GAAP differences.

[All tabular amounts in millions of US dollars, except where noted]

The increase (decrease) in balances on the consolidated statements of financial position resulting from the material GAAP differences is summarized in the tables below:

Statement of Financial Position - 2007		US GAAP		Joint Ventures(i)		Other		Cdn GAAP
Cash and short-term investments	$	337	$	14	$	(1)	$	350
Other current assets		636		7		(5)		638
Current assets		973		21		(6)		988
Property, plant, and equipment		386		4		-		390
Long-term investments and other		290		(39)		33		284
Other long-term assets		1,369		18		15		1,402
Total assets	$	3,018	$	4	$	42	$	3,064
Current liabilities	$	616	$	-	$	7	$	623
Deferred income tax liabilities		168		-		14		182
Other long-term liabilities		337		-		(1)		336
Total liabilities		1,121		-		20		1,141
Share capital		492		-		-		492
Additional paid-in capital		73		-		(63)		10
Retained earnings		842		-		103		945
Accumulated comprehensive income		490		(4)		(10)		476
Total shareholders' equity		1,897		(4)		30		1,923
Total liabilities and shareholders' equity	$	3,018	$	(4)	$	50	$	3,064

Statement of Financial Position - 2006		US GAAP		Joint Ventures		Other		Cdn GAAP
Cash and short-term investments	$	382	$	6	$	-	$	388
Other current assets		685		9		1		695
Current assets		1,067		15		1		1,083
Property, plant, and equipment		334		4		1		339
Long-term investments and other		176		(34)		28		170
Other long-term assets		766		16		10		792
Total assets	$	2,343	$	1	$	40	$	2,384
Current liabilities	$	471	$	1	$	2	$	$ 474
Deferred income tax liabilities		103		-		(21)		82
Other long-term liabilities		415		-		(1)		414
Total liabilities		989		1		(20)		970
Share capital		566		-		-		566
Additional paid-in capital		69		-		(63)		6
Retained earnings		391		-		104		495
Accumulated comprehensive income		328		-		19		347
Total shareholders' equity		1,354		-		60		1,414
Total liabilities and shareholders' equity	$	2,343	$	1	$	40	$	2,384

28. Subsequent Events

Subsequent to the year-end, the Company signed an agreement to sell its external beam therapy and self-contained irradiator product lines. Under the terms of this agreement, Best Medical International Inc., a provider of radiotherapy and oncology products, will purchase MDS Nordion's external beam therapy and self-contained irradiator product lines for $15 million cash. Best Medical International Inc. will acquire these two product lines with combined annualized revenues of approximately US$32 million and approximately 150 employees. The transaction, which is subject to the usual closing conditions, is expected to close in the second quarter of 2008.

The net assets to be sold associated with these product lines amounted to $19 million as at October 31, 2007, including property plant, and equipment of $5 million and net working capital of $14 million. There is no goodwill recorded in the accounts of the Company related to these product lines. The Company expects to report a loss as a result of this transaction, including all costs associated with the disposal, in the range of $4 million to $6 million in the second quarter of 2008.

On November 30 and December 5, 2007. MDS announced that MDS Nordion was experiencing an interruption in supply of medical isotopes from a primary supplier, Atomic Energy of Canada Limited while the supplier completed a scheduled shutdown and an upgrade to the electrical system of the National Research Universal reactor. The supplier worked closely with industry regulators on this matter, and they were able to resume production in late December.

29. Comparative Figures

Certain figures for the previous years have been reclassified to conform with the current year's consolidated financial statement presentation.

MDS Inc.
2700 Matheson Blvd. East
Suite 300, West Tower
Mississauga, Ontario
Canada L4W 4V9
www.mdsinc.com

MDS
Science advancing health

CANADIAN SUPPLEMENT TO

MANAGEMENT'S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations,
for the twelve months ended October 31, 2007

This document supplements the Management's Discussion and Analysis for October 31, 2007 and has been prepared pursuant to Section 5.2 of National Instrument 51-102 – Continuous Disclosure Obligations

MDS

Science advancing health

January 29, 2008

The annual financial statements of MDS Inc. (MDS or the Company) for the year ended October 31, 2007 are reported in United States (US) dollars and prepared in accordance with US generally accepted accounting principles (US GAAP). As part of the Company's Canadian filing requirements, we are providing this supplement (Canadian Supplement) to our management's discussion and analysis (MD&A) that restates, based on financial information of MDS reconciled to Canadian generally accepted accounting principles (Canadian GAAP) those parts of our MD&A that would contain material differences if they were based on financial statements prepared in accordance with Canadian GAAP. The Canadian Supplement should be read in conjunction with our 2007 annual MD&A and financial statements included in our annual report for the fiscal year ended October 31, 2007 (Annual Report). Note 27 of our 2007 annual financial statements explains and quantifies the material differences between US GAAP and Canadian GAAP on the Company's financial condition and results of operations.

The following contains forward-looking statements and should be read in conjunction with the factors set forth in the "Caution regarding forward-looking statements" section of the 2007 annual MD&A, dated January 22, 2008 contained in the Financial Review portion of our Annual Report.

In addition to measures based on US GAAP and Canadian GAAP, we use terms such as adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) and adjusted EPS. These terms are not defined by US GAAP or Canadian GAAP and readers should refer to "Use of non-GAAP measures" in our 2007 annual MD&A.

Amounts are in millions of US dollars, except per share amounts and where otherwise noted.

Consolidated operating highlights

A summary of the impacts of the differences between US and Canadian GAAP appears below:

		2007		2006		2005
Total revenues – US GAAP	$	**1,210**	$	1,060	$	982
Total revenues – Canadian GAAP	$	**1,253**	$	1,107	$	1,045
Operating income (loss) – US GAAP	$	**(108)**	$	(56)	$	(76)
Operating income (loss) – Canadian GAAP	$	**(39)**	$	48	$	16
Income (loss) from continuing operations – US GAAP	$	**(33)**	$	22	$	(29)
Income (loss) from continuing operations – Canadian GAAP	$	**(34)**	$	29	$	1
Basic EPS - continuing operations – US GAAP	$	**(0.25)**	$	0.15	$	(0.21)
Basic EPS - continuing operations – Canadian GAAP	$	**(0.26)**	$	0.21	$	-

Consolidated operating highlights and adjusted EBITDA

		2007 US GAAP		**Differences**		**2007 CDN GAAP**		**2006 US GAAP**		**Differences**		**2006 CDN GAAP**
Net revenues	$	1,119	$	43	$	1,162	$	955	$	47	$	1,002
Total revenues	$	1,210	$	43	$	1,253	$	1,060	$	47	$	1,107
Operating income (loss)	$	(108)	$	69	$	(39)	$	(56)	$	104	$	48
Adjusted EBITDA	$	145	$	24	$	169	$	77	$	41	$	118

[All tabular amounts in millions of US Dollars, except where noted]

The differences between US GAAP and Canadian GAAP that have the most significant impact on the Company's financial condition and results of operations include accounting for: joint ventures, investment tax credits, research and development, stock-based compensation, embedded derivatives, pensions and currency forward and option contracts (or hedges).

The primary difference between Canadian GAAP and US GAAP that affects the consolidated revenues and operating margin is that under Canadian GAAP proportionate consolidation is used to report the results of our joint ventures within MDS Analytical Technologies, whereas under US GAAP we apply the method of equity accounting. For 2007, we reported $45 million less revenue and $60 million less operating income under US GAAP than we would have reported under Canadian GAAP ($42 million less and $58 million less, respectively for 2006). Under US GAAP, the income from the joint ventures is included in equity earnings, which were $53 million in 2007 ($49 million in 2006). Under Canadian GAAP this amount was included in operating income as part of the proportionate consolidation. There is no material impact to adjusted EBITDA from this accounting difference.

Other differences in operating income and adjusted EBITDA are listed below.

- **Non-refundable investment tax credits (ITCs)** are treated as a reduction of expenditure under Canadian GAAP and a reduction of income tax under US GAAP. In 2007, there were $17 million ($46 million in 2006) of ITCs which increased our operating loss under US GAAP, compared to Canadian GAAP. Adjusted EBITDA was reduced by $11 million ($19 million in 2006) under US GAAP, compared to Canadian GAAP, as $6 million ($27 million in 2006) of the ITCs related to the MAPLE project and were treated as an adjusting item in our calculation of adjusted EBITDA.
- **Research and Development (R&D)** expenditures may be capitalized under Canadian GAAP if certain criteria are met; however these expenditures are expensed in the period they are incurred under US GAAP. In 2007, the $14 million ($10 million in 2006) of R&D capitalized under Canadian GAAP resulted in a reduction of adjusted EBITDA by the same amount under US GAAP, compared to Canadian GAAP. Our operating loss was increased by $8 million ($4 million in 2006) under US GAAP due to $6 million of amortization under Canadian GAAP relating to previously capitalized R&D.
- Due to a difference in **valuation methods for stock-based compensation** under US GAAP and Canadian GAAP, our operating loss was reduced and adjusted EBITDA was higher by $6 million for 2007 (nil in 2006) under US GAAP, compared to Canadian GAAP.
- Other differences, which are described in Note 27 to our 2007 annual financial statements and highlighted in the segment discussions that follow, include embedded derivatives, pension accounting and hedges.

In calculating adjusted EBITDA and adjusted EPS, shown in the table below, the material changes to the adjusting items include the following two items:

- In 2007, capitalized R&D was charged to restructuring under Canadian GAAP. Under US GAAP, these expenditures may not be capitalized and therefore there is no adjustment.
- In 2006, under Canadian GAAP, ITCs were netted against the MAPLE settlement. Under US GAAP these are treated as a reduction to income tax. The latter adjustment related to the MAPLE ITCs, only impacts adjusted EBITDA.

[All tabular amounts in millions of US Dollars, except where noted]

Earnings per Share

The adjusted earnings per share (EPS) for US GAAP and Canadian GAAP were as follows.

	2007 US GAAP	Differ-ences	2007 CDN GAAP	2006 US GAAP	Differ-ences	2006 CDN GAAP
Basic earnings per share from continuing operations – as reported	$ (0.25)	$ (0.01)	$ (0.26)	$ 0.15	$ 0.06	$ 0.21
Adjusted for:						
Restructuring charges, net	0.19	0.05	0.24	(0.04)	-	(0.04)
FDA-related customer settlements	0.31	-	0.31	-	-	-
Valuation provisions	0.06	-	0.06	0.05	-	0.05
Mark-to-market on interest rate swaps	(0.01)	-	(0.01)	-	-	-
MAPLE settlement	(0.03)	-	(0.03)	0.04	-	0.04
Gain on sale of business and long-term investments	(0.02)	-	(0.02)	-	-	-
Acquisition integration	0.09	-	0.09	-	-	-
Tax rate changes	-	-	-	(0.03)	-	(0.03)
Adjusted EPS	$ 0.34	$ 0.04	$ 0.38	$ 0.17	$ 0.06	$ 0.23

MDS Pharma Services

Selected Financial Highlights

	2007 US GAAP	Differences	2007 CDN GAAP	2006 US GAAP	Differences	2006 CDN GAAP
Net revenues	$ 477	$ -	$ 477	$ 458	$ 1	$ 459
Total revenues	$ 568	$ -	$ 568	$ 563	$ 1	$ 564
Operating income (loss)	$ (122)	$ 4	$ (118)	$ (54)	$ 15	$ (39)
Adjusted EBITDA	$ 6	$ 7	$ 13	$ (26)	$ 15	$ (11)

For MDS Pharma Services there were two material differences between US GAAP and Canadian GAAP.

- Under Canadian GAAP, ITCs were recorded as a reduction in cost of revenues. Under US GAAP, ITCs are included in income taxes and, therefore, when compared to Canadian GAAP, MDS Pharma Services operating loss is increased and adjusted EBITDA is reduced by the $6 million of ITCs earned in 2007 ($12 million in 2006).
- MDS Pharma Services operating loss in 2007 was decreased under US GAAP, when compared to Canadian GAAP, due to a $3 million restructuring charge associated with deferred development costs. This was treated as an adjusting item under Canadian GAAP in the calculation of adjusted EBITDA. Under US GAAP, these expenditures may not be capitalized and therefore there is no adjustment. There is no difference in adjusted EBITDA related to this item.

[All tabular amounts in millions of US Dollars, except where noted]

MDS Nordion

Selected Financial Highlights

	2007 US GAAP	Differences	2007 CDN GAAP	2006 US GAAP	Differences	2006 CDN GAAP
Total revenues	$ 290	$ (1)	$ 289	$ 295	$ 2	$ 297
Operating income (loss)	$ 72	$ 8	$ 80	$ 40	$ 30	$ 70
Adjusted EBITDA	$ 84	$ 2	$ 86	$ 89	$ 3	$ 92

The difference in accounting between US GAAP and Canadian GAAP has resulted in differences in operating income and adjusted EBITDA primarily due to accounting for hedges, ITCs, embedded derivatives and pensions.

- For MDS Nordion the difference in revenue is due to a difference in accounting for hedges that existed at the time the hedges were entered into.
- In 2007, ITCs related to R&D programs of $2 million and the MAPLE project of $6 million reduced operating income under US GAAP compared to Canadian GAAP. The $6 million of ITCs related to the MAPLE project were treated as an adjusting item in the calculation of adjusted EBITDA under Canadian GAAP and therefore this amount does not appear as a difference between US GAAP and Canadian GAAP for adjusted EBITDA.
- Under US GAAP, there was an embedded derivative associated with MDS Nordion's long term Russian Cobalt supply agreement. Under Canadian GAAP, the contract was not considered to contain an embedded derivative as the US dollar currency used in the contract was considered to be a common usage currency. Under US GAAP, a gain was recorded in 2007 related to the embedded derivative and therefore operating income and adjusted EBITDA are higher under US GAAP, compared to Canadian GAAP.
- In 2007, there is a difference in the accounting for pensions between US GAAP and Canadian GAAP that resulted in an increase in the pension expense recorded under US GAAP. Under US GAAP, operating income and adjusted EBITDA are $4 million lower, compared to Canadian GAAP due to this difference in accounting for pensions.

MDS Analytical Technologies

Selected Financial Highlights

	2007 US GAAP	Differences	2007 CDN GAAP	2006 US GAAP	Differences	2006 CDN GAAP
Total revenues	$ 352	$ 44	$ 396	$ 202	$ 44	$ 246
Operating income (loss)	$ (20)	$ 63	$ 43	$ (16)	$ 63	$ 47
Adjusted EBITDA	$ 81	$ 22	$ 103	$ 44	$ 21	$ 65

The Sciex division of MDS Analytical Technologies carries out the majority of its business through joint ventures. Currently, MDS generates the majority of its income associated with these joint ventures from the net income of the joint ventures, and not from its sales to the joint ventures. Under US GAAP, we equity account for the joint ventures and therefore the majority of the income related to the Sciex division is reflected in equity earnings, which represent our share of the net income of the joint ventures. We include equity earnings in our calculation of adjusted EBITDA, however, under US GAAP, these earnings are not included in operating income. Under Canadian GAAP, these joint ventures are proportionately consolidated and therefore the earnings associated with the joint ventures is included in operating income.

[All tabular amounts in millions of US Dollars, except where noted]

As a result of the difference in accounting for joint ventures, for 2007, we reported $45 million less revenue and $60 million less operating income under US GAAP than we would have reported under Canadian GAAP ($42 million less and $58 million less, respectively for 2006). Under US GAAP, the income from the joint ventures is included in equity earnings, which were $53 million in 2007 ($49 million in 2006). Under Canadian GAAP this amount was reflected in operating income as part of the proportionate consolidation. There is no material impact to adjusted EBITDA from this accounting difference.

For MDS Analytical Technologies, the other differences between US GAAP and Canadian GAAP are listed below.

- In 2007, the $14 million of R&D capitalized under Canadian GAAP, resulted in a reduction of adjusted EBITDA by the same amount under US GAAP, compared to Canadian GAAP. Operating loss was increased by $8 million under US GAAP due to $6 million of amortization under Canadian GAAP that related to previously capitalized R&D.
- ITCs related to R&D were reflected as a reduction of R&D expense under Canadian GAAP and as a reduction to income tax under US GAAP. In 2007, there is a $3 million increase in the operating loss and reduction of adjusted EBITDA under US GAAP, compared to Canadian GAAP related to ITCs.
- Revenue, operating income and adjusted EBITDA were reduced under US GAAP, compared to Canadian GAAP, due to the difference in accounting for certain hedges.

MDS Corporate and other

Selected Financial Highlights

	2007 US GAAP	Differences	2007 CDN GAAP	2006 US GAAP	Differences	2006 CDN GAAP
Operating income (loss)	$ (38)	$ (4)	$ (42)	$ (26)	$ (4)	$ (30)
Adjusted EBITDA	$ (26)	$ (7)	$ (33)	$ (29)	$ 1	$ (28)

The primary difference between US GAAP and Canadian GAAP for Corporate and other is due to the difference in valuation methods used for stock-based compensation. Under US GAAP, compared to Canadian GAAP, the operating loss is reduced and adjusted EBITDA is increased by $6 million in 2007 related to one of our stock-based compensation programs.

For additional information and details, readers are referred to the 2007 annual financial statements and management's discussion and analysis for 2007 and the Company's 2007 Annual Information Form (AIF), all of which are published separately and are available at www.mdsinc.com and at www.sedar.com. In addition, the Company's 40-F filing is available at www.sec.gov.

Core Purpose

To make a distinctive contribution to the health and well-being of people around the world.

Core Values

Commitment to excellence

Striving to reach our full potential as a company and as individuals; doing the right things the right way.

Mutual trust

Having confidence enough to rely on others and to be open to new people and different ideas.

Respect for people

Showing genuine concern for others, and treating people as individuals, with understanding and appreciation.

Integrity

Being reliable and accountable in word and behaviour.

MDS Inc.
2700 Matheson Blvd. East
Suite 300, West Tower
Mississauga, Ontario
Canada L4W 4V9
www.mdsinc.com

END

MDS
Science advancing health